UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from to

Commission File Number 0-51331

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified Its Charter)

Maryland	**75-3199276**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification No.)**

60 North Frontage Road, Burr Ridge, Illinois 60527
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: (800) 894-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BFIN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the issuer is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the registrant's outstanding common stock held by non-affiliates on June 30, 2024 determined using a per share closing price on that date of $10.29, as quoted on The Nasdaq Global Select Market, was $117.5 million.

At March 21, 2025, there were 12,460,678 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2025 Annual Meeting of Stockholders (Part III)

BANKFINANCIAL CORPORATION

Form 10-K Annual Report

Table of Contents

Page
Number

PART I

Item 1.   Business..   1
Item 1A. Risk Factors..   9
Item 1B. Unresolved Staff Comments   21
Item 1C. Cybersecurity   22
Item 2.   Properties..   24
Item 3.   Legal Proceedings   24
Item 4.   Mine Safety Disclosures..   24

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of
               Equity Securities..   24
Item 6.   [Reserved]   24
Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.....................   25
Item 7A. Quantitative and Qualitative Disclosure about Market Risk   47
Item 8.   Financial Statements and Supplementary Data   47
Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.....................   89
Item 9A. Controls and Procedures..   89
Item 9B. Other Information..   89
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections..   89

PART III

Item 10. Directors, Executive Officers and Corporate Governance   90
Item 11. Executive Compensation..   90
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters....   90
Item 13. Certain Relationships and Related Transactions, and Director Independence   90
Item 14. Principal Accountant Fees and Services..   90

PART IV

Item 15. Exhibits and Financial Statement Schedules   91
Item 16. Form 10-K Summary...   93

Signatures..   94

This page intentionally left blank

PART I

ITEM 1.   BUSINESS

Forward Looking Statements

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may include statements relating to our future plans, strategies and expectations, as well as our future revenues, expenses, earnings, losses, financial performance, financial condition, asset quality metrics and future prospects. Forward looking statements are generally identifiable by use of the words "believe," "may," "will," "should," "could," "continue," "expect," "estimate," "intend," "anticipate," "preliminary," "project," "plan," or similar expressions. Forward looking statements speak only as of the date made. They are frequently based on assumptions that may or may not materialize, and are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. We intend all forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for the purpose of invoking these safe harbor provisions.

Factors that could cause actual results to differ materially from the results anticipated or projected and which could materially and adversely affect our operating results, financial condition or future prospects include, but are not limited to: (i) the impact of re-pricing and competitors' pricing initiatives on loan and deposit products; (ii) interest rate movements and/or inflation and their impact on the economy, customer behavior and our net interest margin; (iii) changes in U.S. Government or State Government budgets, appropriations or funding allocation policies or practices affecting our credit exposures to U.S. Government or State governments, agencies or related entities, or borrowers dependent on the receipt of Federal or State appropriations, including but not limited to, defense, healthcare, transportation, education and law enforcement programs; (iv) less than anticipated loan and lease growth; (v) additional provisions for credit losses may be required in the future; (vi) for any significant credit exposure, borrower-specific adverse developments with respect to the adequacy of cash flows, liquidity or collateral; (vii) the inherent credit risks of lending activities, including risks that could cause changes in the level and direction of loan delinquencies and charge-offs; (viii) adverse economic conditions in general, or specific events such as a pandemic or national or international war, act of conflict or terrorism, and in the markets in which we lend that could result in increased delinquencies in our loan portfolio or a decline in the value of our investment securities and the collateral for our loans; (ix) declines in real estate values that adversely impact the value of our loan collateral, other real estate owned ("OREO"), asset dispositions and the level of borrower equity in their investments;(x) our ability to manage liquidity, including the percentage of uninsured deposits in the portfolio; (xi) our ability to attract and retain key employees; (xii) the ability of third party providers to perform their obligations to us; (xiii) changes in our ability to continue to pay dividends, either at the current rate or not at all; (xiv) results of supervisory monitoring or examinations by regulatory authorities, including the possibility that a regulatory authority could, among other things, require us to increase our allowance for credit losses or adversely change our loan classifications, write-down assets, reduce credit concentrations or maintain specific capital levels; (xv) changes, disruptions or illiquidity in national or global financial markets; (xvi) monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; (xvii) factors affecting our ability to access deposits or cost-effective funding; (xviii) legislative or regulatory changes that have an adverse impact on our products, services, operations and operating expenses; (xix) higher federal deposit insurance premiums; (xx) higher than expected overhead, infrastructure and compliance costs; (xxi) changes in accounting principles, policies or guidelines; (xxii) the effects of any federal government shutdown or failure to enact legislation related to the maximum permitted amount of U.S. Government debt obligations; and (xxiii) privacy and cybersecurity risks, including the risks of business interruption and the compromise of confidential customer information resulting from intrusions.

These risks and uncertainties, together with the Risk Factors and other information set forth in Item 1A below, should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward looking statements speak only as of the date they are made. We do not undertake any obligation to update any forward-looking statement in the future, or to reflect circumstances and events that occur after the date on which the forward-looking statement was made.

BankFinancial Corporation

BankFinancial Corporation (the "Company") is a Maryland corporation that was organized in 2004. The Company is headquartered in Burr Ridge, Illinois and is regulated by the Federal Reserve System. The Company is the owner of all of the issued and outstanding capital stock of BankFinancial, National Association (the "Bank").

We manage our operations as one unit, and thus do not have separate operating segments. Our chief operating decision-makers use consolidated results to make operating and strategic decisions.

BankFinancial, National Association

The Bank is a full-service, national bank providing banking, financial planning and fiduciary services to individuals, families and businesses in the Chicago metropolitan area and on a regional or national basis for commercial finance, healthcare finance, equipment finance, commercial real estate finance and treasury management business customers. The Bank offers our customers a broad range of loan, deposit, trust and other financial products and services through 18 full-service banking offices located in Cook, DuPage, Lake and Will Counties, Illinois and through our Internet Branch, www.bankfinancial.com.

The Bank's primary business is making loans and accepting deposits. The Bank also offers our customers a variety of financial products and services that are related or ancillary to loans and deposits, including cash management, funds transfers, bill payment and other online and mobile banking transactions, trust services, wealth management, and general insurance agency services.

The Bank's lending area consists of the counties where our branch offices are located, contiguous counties in the State of Illinois, as well as commercial credit origination and customer service offices for the Commercial Finance, Commercial Real Estate and Equipment Finance Divisions of the Bank.

We originate deposits predominantly from the areas where our branch offices are located. We rely on our favorable locations, customer service, competitive pricing, our Internet Branch and related deposit services such as cash management to attract and retain these deposits. While we accept certificates of deposit in excess of the Federal Deposit Insurance Corporation ("FDIC") deposit insurance limits, we generally do not solicit such deposits because they are more difficult to retain than core deposits and at times are more costly than wholesale deposits.

Lending Activities

Our loan portfolio consists primarily of multi-family residential real estate loans, nonresidential real estate loans, and commercial loans and leases, which collectively represented $878.7 million, or 98.2%, of our gross loan portfolio of $895.2 million at December 31, 2024. At December 31, 2024, $522.0 million, or 58.3%, of our loan portfolio consisted of multi-family residential real estate loans; $108.2 million, or 12.1%, of our loan portfolio consisted of nonresidential real estate loans; and $248.6 million, or 27.8%, of our loan portfolio consisted of commercial loans and leases. At December 31, 2024, $14.8 million, or 1.7%, of our loan portfolio consisted of one-to-four family residential real estate loans, of which $2.8 million, or 0.31%, were loans to investors secured by non-owner occupied residential properties.

Deposit Activities

Our deposit accounts consist principally of savings accounts, NOW accounts, checking accounts, money market accounts, certificates of deposit, and IRAs and other retirement accounts. We provide commercial checking accounts and related services such as treasury services. We also provide low-cost checking account services. We rely on our favorable locations, customer service, competitive pricing, our Internet Branch and related deposit services such as cash management to attract and retain deposit accounts.

At December 31, 2024, our deposits totaled $1.218 billion. Interest-bearing deposits totaled $978.7 million, or 80.4% of total deposits, and noninterest-bearing demand deposits totaled $238.8 million, or 19.6% of total deposits. Savings, money market and NOW account deposits totaled $743.7 million, or 61.1% of total deposits, and certificates of deposit totaled $235.0 million, or 19.3% of total deposits, of which $177.9 million had maturities of one year or less.

Related Products and Services

The Bank provides trust and financial planning services through our Trust Department. The Bank's wholly-owned subsidiary, Financial Assurance Services, Inc. ("Financial Assurance"), sells property and casualty insurance and other insurance products on an agency basis. For the year ended December 31, 2024, Financial Assurance recorded net income of $260,000. At December 31, 2024, Financial Assurance had one part-time employee. The Bank's other wholly-owned subsidiary, BFIN Asset Recovery Company, LLC (formerly BF Asset Recovery Corporation), holds title to and sells certain Bank-owned real estate acquired through foreclosure and collection actions, and recorded a net loss of $2,000 for the year ended December 31, 2024.

Website and Stockholder Information

The website for the Company and the Bank is www.bankfinancial.com. Information on this website does not constitute part of this Annual Report on Form 10-K.

The Company makes available, free of charge, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after such forms are filed with or furnished to the Securities and Exchange Commission ("SEC"). Copies of these documents are available to stockholders at the website for the Company and the Bank, www.bankfinancial.com, under "Investor Relations," and through the EDGAR database on the SEC's website, www.sec.gov.

Competition

We face significant competition in originating loans and attracting deposits. The Chicago Metropolitan Statistical Area and many of the other geographic markets in which we operate generally have a high concentration of financial institutions, many of which are significantly larger institutions that have greater financial resources than we have, and many of which are our competitors to varying degrees. Our competition for loans and leases comes principally from commercial banks, savings banks, mortgage banking companies, the U.S. Government, credit unions, leasing companies, insurance companies, real estate conduits and other companies that provide financial services to businesses and individuals. Our most direct competition for deposits has historically come from commercial banks, savings banks and credit unions. We face additional competition for deposits from online financial institutions and non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

We seek to meet this competition by emphasizing personalized service and efficient decision-making tailored to individual needs. We do not rely on any individual, group or entity for a material portion of our loans or our deposits.

Employees

At December 31, 2024, the Bank had 173 full-time employees and 48 part-time employees. Our employees are not represented by a collective bargaining unit and we consider our working relationship with our employees to be good.

Supervision and Regulation

General

The Bank is a national bank, regulated and supervised primarily by the Office of the Comptroller of the Currency ("OCC"). The Bank is also subject to regulation by the FDIC in more limited circumstances because the Bank's deposits are insured by the FDIC. This regulatory and supervisory structure establishes a comprehensive framework of the activities in which a depository institution may engage and is intended primarily for the protection of the FDIC's Deposit Insurance Fund, depositors and the banking system. Under this system of federal regulation, depository institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. The OCC examines the Bank and prepares reports for the consideration of its Board of Directors on identified deficiencies, if any. After completing an examination, the OCC issues a report of examination and assigns a rating (known as an institution's CAMELS rating). Under federal law and regulations, an institution may not disclose the contents of its reports of examination or its CAMELS ratings to the public.

The Bank is a member of, and owns stock in, the Federal Home Loan Bank of Chicago ("FHLB") and the Federal Reserve Bank of Chicago. The Board of Governors of the Federal Reserve System ("FRB") has limited regulatory jurisdiction over the Bank with regard to reserves it must maintain against deposits, check processing and certain other matters. The Bank's relationship with its depositors and borrowers also is regulated in some respects by both federal and state laws, especially in matters concerning the ownership of deposit accounts, and the form and content of the Bank's consumer loan documents.

The Company is a bank holding company within the meaning of federal law. As such, it is subject to supervision and examination by the FRB.

There can be no assurance that laws, regulations, and regulatory policies will not change in the future. Such changes could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition, results of operations or prospects. Any change in the laws or regulations, or in regulatory policy, whether by the OCC, the FDIC, the

FRB, the Consumer Financial Protection Bureau or the United States ("U.S.") Congress could have a material adverse impact on the Company, the Bank and their respective operations.

The following summary of laws and regulations applicable to the Bank and the Company is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations involved.

Federal Banking Regulation

Business Activities. As a national bank, the Bank derives its lending and investment powers from the National Bank Act, as amended, and the regulations of the OCC. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business and consumer loans and leases, certain types of securities and certain other loans and assets. Unlike federal savings banks, national banks are not generally limited to specified percentage of assets on various types of lending. The Bank may also establish subsidiaries that engage in activities permitted for the Bank as well as certain other activities.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including national banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8% and a 4% Tier 1 capital to total assets leverage ratio.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale securities). The Bank exercised the opt-out regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets a bank has for purposes of calculating risk-based capital ratios, assets, including certain off-balance-sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages and certain qualifying multi-family residential real estate loans, a risk weight of 100% is assigned to commercial, commercial real estate and consumer loans, a risk weight of 150% is assigned to certain past due loans and high volatility commercial real estate loans, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement was fully implemented at 2.5% on January 1, 2019.

At December 31, 2024, the Bank's capital exceeded all applicable regulatory requirements, the Bank was considered well-capitalized under the prompt corrective action framework, as subsequently discussed, and it had a capital conservation buffer above the applicable requirement.

The Company and the Bank each have adopted Regulatory Capital Policies that provide that the Bank will maintain a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5%. The capital ratios set forth in the Regulatory Capital Policies will be adjusted if and as necessary. In accordance with the Regulatory Capital Policies, neither the Company nor the Bank will pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the established capital levels. In addition, in accordance with its Regulatory Capital Policy, the Company expects it will continue to maintain its ability to serve as a source of financial strength to the Bank by holding a combination of cash, liquid assets and credit availability equal to at least $5.0 million for that purpose.

The federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the new Community Bank Leverage Ratio at not less than 8% and not more than 10% and have currently set the ratio at 9%. A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. As a qualifying community bank, we elected to be subject to this definition beginning in the second quarter of 2020. As of December 31, 2024, the Bank's Community Bank Leverage Ratio was 11.23%.

Loans-to-One-Borrower. A national bank generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2024, the Bank was in compliance with the loan-to-one-borrower limitations.

Dividends. Federal law and OCC regulations govern cash dividends by a national bank. A national bank is authorized to pay such dividends from undivided profits but must receive prior OCC approval if the total amount of dividends (including the proposed dividend) exceeds its net income in that year and the prior two years less dividends previously paid. A national bank may not pay a dividend if the dividend does not comply with applicable regulatory capital requirements and the Bank may be further limited in payment of cash dividends if it does not maintain the capital conservation buffer described previously.

Community Reinvestment Act and Fair Lending Laws. All national banks have a responsibility under the Community Reinvestment Act ("CRA") and related federal regulations to help meet the credit needs of their communities, including low- and moderate- income neighborhoods. In connection with its examination of a national bank, the OCC is required to evaluate and rate the bank's record of compliance with the CRA. A national bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on certain of its activities such as branching or mergers. The Bank's CRA performance has been rated as "Outstanding," the highest possible CRA rating, in each of the CRA performance evaluations that have been conducted by the Bank's primary federal regulator since 1998. In 2023, the FDIC, the FRB, and the OCC issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank's option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. However, the rule is subject to legal challenges that have delayed the implementation date and compliance deadlines.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices based on the characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

Transactions with Related Parties. A national bank's authority to engage in transactions with its "affiliates" is limited by OCC regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, Regulation W. The term "affiliates" for these purposes generally means any company that controls or is under common control with an insured depository institution, although operating subsidiaries of national banks are generally not considered affiliates for the purposes of Sections 23A and 23B of the Federal Reserve Act. The Company is an affiliate of the Bank. In general, transactions with affiliates must be on terms and under circumstances that are substantially the same, or at least as favorable to the national bank as comparable transactions with or involving non-affiliates. In addition, certain types of affiliate transactions are restricted to an aggregate percentage of the bank's capital. Collateral in specified amounts must be provided by affiliates in order to receive loans or other forms of credit from the bank.

The Bank's authority to extend credit to it and its affiliates' directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the FRB. These provisions generally require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons, and that they not involve more than the normal risk of repayment or present other unfavorable features (subject to an exception for certain benefit or compensation programs open to employees generally). In addition, there are limitations on the amount of credit that can be extended to such persons, individually and in the aggregate based on a percentage of the Bank's unimpaired capital and surplus. Extensions of credit to such persons in excess of specified limits must receive the prior approval of the majority of the Bank's Board of Directors. Extensions of credit to executive officers are subject to additional restrictions. The Bank does not extend credit to its executive officers or members of its Board of Directors.

Enforcement. The OCC has primary enforcement responsibility over national banks. This includes authority to bring enforcement actions against the Bank, its directors, officers and employees and all "institution-affiliated parties," a term that includes certain stockholders, as well as attorneys, appraisers and accountants who knowingly or recklessly participate in specified misconduct which causes or is likely to cause financial loss or a significant adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to the removal of officers and/or directors, receivership, conservatorship or the termination of deposit insurance. Civil monetary penalties can be assessed for a wide range of violations of laws and regulations, unsafe and unsound practices and certain other actions. The maximum penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or other action, and are adjusted annually for inflation. The FDIC has authority to recommend to the OCC that an enforcement action be taken with respect to a particular insured bank. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for insured depository institutions under its jurisdiction. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address matters such as internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. A subsequent set of guidelines was issued establishing standards for information security. If the OCC determines that a national bank fails to meet any standard prescribed by the guidelines, it may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard and take other appropriate action.

Prompt Corrective Action Regulations. Federal law requires that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the amended regulations, an institution is deemed to be "well-capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

The regulations provide that a capital restoration plan must be filed with the OCC within 45 days of the date a national bank receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company for the bank required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5.0% of the bank's assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the bank to adequately capitalized status. This guarantee remains in place until the OCC notifies the bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the OCC has the authority to require payment and collect payment under the guarantee. Various restrictions, including as to growth and capital distributions, also apply to "undercapitalized" institutions. If an "undercapitalized" institution fails to submit an acceptable capital restoration plan, it is treated as "significantly undercapitalized." "Significantly undercapitalized" institutions must comply with one or more additional restrictions including, but not limited to: an order by the OCC to sell sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cease receipt of deposits from correspondent banks, dismiss officers or directors and limitations on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive.

At December 31, 2024, the Bank met the criteria for being considered "well-capitalized." The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital requirement provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Deposit accounts in the Bank are insured up to $250,000 for each separately insured depositor.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions with less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

On November 29, 2023, the FDIC adopted a final rule, effective on April 1, 2024, to implement a special assessment to recover the loss arising from the protection of uninsured depositors following the closures of Silicon Valley Bank and Signature Bank in the spring of 2023. The FDIC is collecting the special assessment at a quarterly rate of 3.36 basis points, multiplied by an insured depository institution's estimated uninsured deposits, reported for the quarter that ended December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits, over an initial eight quarterly assessment periods and currently projects that the special assessment will be collected for an initial two quarters at a lower rate. The first of the initial eight-quarterly collection periods was the first quarterly assessment period of 2024 (*i.e.*, January 1 through March 31, 2024) with a payment date of June 28, 2024.

The FDIC has authority to increase insurance assessments. Any significant future increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of the Bank. The Bank cannot predict what its insurance assessment rates will be in the future.

An insured institution's deposit insurance may be terminated by the FDIC upon an administrative finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or regulatory condition imposed in writing. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prohibitions Against Tying Arrangements. National banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Reserve System. The Bank is a member of the Federal Reserve System, which consists of 12 regional Federal Reserve Banks. As a member of the Federal Reserve System, the Bank is required to acquire and hold shares of capital stock in its regional Federal Reserve Bank, the Federal Reserve Bank of Chicago, in specified amounts. As of December 31, 2024, the Bank was in compliance with these requirements. The FRB also provides a backup source of funding to depository institutions through the regional Federal Reserve Banks pursuant to section 10B of the Federal Reserve Act and Regulation A. In general, eligible depository institutions have access to three types of discount window credit: primary credit, secondary credit, and seasonal credit. All discount window loans must be collateralized to the satisfaction of the lending regional Federal Reserve Bank.

Federal Home Loan Bank System. The Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks, provides a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in specified amounts. As of December 31, 2024, the Bank was in compliance with this requirement.

The USA PATRIOT Act and the Bank Secrecy Act

The USA PATRIOT Act and the Bank Secrecy Act require financial institutions to develop programs to assist U.S. government agencies in detecting and preventing money-laundering and terrorist financing activities and to report suspicious activities. The USA PATRIOT Act also gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The federal banking agencies are required to take into consideration the effectiveness of controls designed to combat money-laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money-laundering would be considered as part of the application process. In addition, non-compliance with these laws and their implementing regulations could result in fines, penalties and other enforcement measures. We have developed policies, procedures and systems designed to comply with these laws and regulations.

Holding Company Regulation

The Company, as a company controlling a national bank, is a bank holding company subject to regulation and supervision by, and reporting to, the FRB. The FRB has enforcement authority over the Company and any nonbank subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a risk to the Bank.

The Company's activities are limited to the activities permissible for bank holding companies, which generally include activities deemed by the FRB to be closely related or a proper incident to banking or managing or controlling banks. A bank holding company that meets certain criteria may elect to be regulated as a financial holding company and thereby engage in a broader array of financial activities, such as underwriting equity securities and insurance. The Company has not elected to be regulated as a financial holding company.

Federal law prohibits a bank holding company from acquiring, directly or indirectly, more than 5% of a class of voting securities of, or all or substantially all of the assets of, another bank or bank holding company, without prior written approval of the FRB. In evaluating applications by bank holding companies to acquire banks, the FRB considers, among other things, the financial and managerial resources and future prospects of the parties, the effect of the acquisition on the risk to the Deposit Insurance Fund, the convenience and needs of the community, competitive factors and compliance with anti-money laundering laws.

Capital. Bank holding companies with greater than $3 billion in total consolidated assets are subject to consolidated regulatory capital requirements. Bank holding companies such as the Company with less than $3 billion of assets are not subject to consolidated capital requirements unless otherwise advised by the FRB.

Source of Strength Doctrine. The "source of strength doctrine" requires bank holding companies to provide assistance to their subsidiary depository institutions in the event the subsidiary depository institutions experience financial difficulty. The FRB has issued regulations requiring that all bank holding companies serve as a source of financial and managerial strength to their subsidiary depository institutions. To facilitate its ability to serve as a source of strength for the Bank, the Company has adopted a Regulatory Capital Policy, as described earlier under "Federal Bank Regulation: *Capital Requirements"*.

Capital Distributions. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank supervisory staff concerning dividends in certain circumstances, such as where the bank holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend, the proposed dividend exceeds earnings for the period for which it is being paid, or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a bank holding company's common stock dividend. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

FRB regulatory guidance also indicates that a bank holding company should inform Federal Reserve Bank staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. FRB regulations require prior approval for a bank holding company to repurchase or redeem its equity securities if the gross consideration, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will equal 10% or more of the holding company's consolidated net worth. There is an exception for well-capitalized bank holding companies that meet specified qualitative criteria. FRB guidance provides for prior consultation with supervisory staff under specified circumstances prior to a bank holding company repurchasing or redeeming regulatory capital instruments, including common stock, regardless of the applicability of the previously referenced notification requirement. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of its common stock or otherwise engage in capital distributions.

Acquisition of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company, such as the Company, unless the FRB has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquiror and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act, means ownership, control of or power to vote 25% or more of any class of voting stock.

There is a rebuttable presumption of control upon the acquisition of 10% or more of a class of voting stock if the bank holding company involved has its shares registered under the Exchange Act, or if no other person will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition. A company that acquires control of a bank holding company, such as the Company, must receive prior FRB approval under that statute.

Control, as defined under the Bank Holding Company Act, means ownership, control or power to vote 25% or more of any class of voting stock, control in any manner over the election of a majority of the company's directors, or a determination by the regulator that the acquiror has the power to exercise, directly or indirectly, a controlling influence over the management or policies of the company. The FRB adopted a final rule, effective September 30, 2020, that revised its framework for determining whether a company, under the Bank Holding Company Act, exercises a "controlling influence" over a bank or a bank holding company. The FRB's final rule applies to questions of control under the Bank Holding Company Act but does not extend to the Change in Bank Control Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Exchange Act. The Company has policies, procedures and systems designed to comply with this Act and its implementing regulations.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Exchange Act. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

ITEM 1A.   RISK FACTORS

An investment in our securities is subject to risks inherent in our business and the industry in which we operate. Before making an investment decision, you should carefully consider the risks and uncertainties described below and all other information included in this report as well as other filings we make with the SEC. The risks described below may adversely affect our business, financial condition and operating results. In addition to these risks and the other risks and uncertainties described in Item 1, "Business–Forward Looking Statements," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," there may be additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or operating results. The value or market price of our securities could decline due to any of these identified or other risks. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Competitive Matters

Our future growth and success will depend on our ability to compete effectively in a highly competitive environment

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, our competitive strategies have focused on attracting deposits in our local markets, and growing our loan and lease portfolio by emphasizing specific commercial loan and lease products in which we have significant experience and expertise, identifying and targeting markets in which we believe we can effectively compete with larger institutions and other competitors, and offering competitive pricing to commercial borrowers with appropriate risk profiles. We compete for loans, leases, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies, real estate conduits, mortgage brokers and specialized finance companies. Many of our competitors offer products and services that we do not offer, and some offer loan structures and have underwriting standards that are not as restrictive as our required loan structures and underwriting standards. Some larger competitors have substantially greater resources and lending limits, name recognition and market presence that benefits them in attracting business. In addition, larger competitors may be able to price loans, leases and deposits more aggressively than we do, and because of their larger capital bases, their underwriting practices for smaller loans may be subject to less regulatory scrutiny than they would be for smaller banks. Newer competitors may be more aggressive in pricing loans, leases and deposits in order to increase their market share. Competitive factors driven by consumer sentiment or otherwise can also reduce our ability to generate fee income, such as through overdraft fees. Some of the financial institutions and financial services organizations with which we compete are not subject to the extensive regulations or taxation imposed on national banks and their holding companies. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various financial services.

Consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations

Technology and other changes are allowing consumers and businesses to complete financial transactions that historically have involved banks through alternative methods. For example, the wide acceptance of Internet-based commerce and mobile device applications has resulted in a number of alternative payment processing systems and lending platforms in which banks play only minor roles. Customers can now maintain funds in prepaid debit cards or digital currencies, and pay bills and transfer funds directly without the direct assistance of banks. The diminishing role of banks as financial intermediaries has resulted and could continue to result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the potential loss of lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition and results of operations.

Changes in market interest rates could adversely affect our financial condition and results of operations

Our financial condition and results of operations are significantly affected by changes in market interest rates because our assets, primarily loans and leases, and our liabilities, primarily deposits, are monetary in nature. Our results of operations depend substantially on our net interest income, which is the difference between the interest income that we earn on our interest-earning assets and the interest expense that we pay on our interest-bearing liabilities. Market interest rates are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events, and changes in the U.S. and other financial markets. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, including credit risk spreads, and by balance sheet growth, customer loan and deposit preferences and the timing of changes in these variables which themselves are impacted by changes in market interest rates. As a result, changes in market interest rates, and especially a decline in interest rates, can significantly affect our net interest income as well as the fair market valuation of our assets and liabilities, particularly if they occur more quickly or to a greater extent than anticipated. At December 31, 2024, we recorded other comprehensive losses of $562,000 related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

While we take measures intended to manage the risks from changes in market interest rates, we cannot control or accurately predict changes in market rates of interest, loan prepayments or payoffs, deposit attrition due to changes in interest rates, or be sure that our protective measures are adequate. If the interest rates paid on deposits and other interest-bearing liabilities increase at a faster rate than the interest rates received on loans and other interest-earning assets, our net interest income, and therefore earnings, could be adversely affected. We would also incur a higher cost of funds to retain our deposits in a rising interest rate environment. While the higher payment amounts we would receive on adjustable-rate or variable-rate loans in a rising interest rate environment may increase our interest income, some borrowers may be unable to afford the higher payment amounts, and this could result in a higher rate of default. Rising interest rates also may reduce the demand for loans and the value of fixed-rate investment securities.

Risks Related to our Business Strategy

New lines of business or new products and services may subject us to additional risks

From time to time, we implement new lines of business, particularly in our Equipment Finance, Commercial Finance and Treasury Services operations, or offer new products and services within existing lines of business in our current markets or new markets. There are substantial risks and uncertainties associated with these efforts, particularly in instances where credit risks may be volatile due to changing economic conditions. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. As occurred in 2020 due to the COVID-19 pandemic with respect to certain Equipment Finance products, initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. In order to successfully manage our growth, the Company may need to adopt and effectively implement new or revise existing policies, procedures, and controls, as well as hire additional employees or pay higher salaries to retain existing employees, to maintain credit quality, control costs and oversee the Company's operations. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

Uncertainties associated with increased loan originations may result in errors in our judgment of collectability, which may lead to additional provisions for credit losses or charge-offs, which would negatively affect our operations.

Increasing loan originations would likely require us to lend to borrowers with which we have limited experience. Accordingly, we would not have a significant payment history pattern with which to judge future collectability. Further, newly originated loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of newly originated loans. These loans may have delinquency or charge-off levels above our recent historical experience, which could adversely affect our future performance.

Risks Related to Operational Matters

We are subject to information security and operational risks relating to our use of technology and our communications and information systems, including the risk of cyber-attack or cyber-theft

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, general ledger and virtually all other aspects of our business. We depend on the secure processing, storage and transmission of confidential and other information in our data processing systems, computers, networks and communications systems. Although we take numerous protective measures and otherwise endeavor to protect and maintain the privacy and security of confidential data, these systems may be vulnerable to unauthorized access, computer viruses, other malicious code, cyber-attacks, cyber-theft and other events that could have a security impact. If one or more of such events were to occur, this potentially could jeopardize confidential and other information processed and stored in, and transmitted through, our systems or otherwise cause interruptions or malfunctions in our or our customers' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully covered by our insurance. Security breaches involving our network or Internet banking systems could expose us to possible liability and deter customers from using our systems. We rely on specific software and hardware systems to provide the security and authentication necessary to protect our network and Internet banking systems from compromises or breaches of our security measures. These precautions may not fully protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Although we perform most data processing functions internally, we outsource certain services to third parties. If our third-party providers encounter operational difficulties or security breaches, it could affect our ability to adequately process and account for customer transactions, which could significantly affect our business operations.

Our operations rely on numerous external vendors

We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us.

Our business and operations could be significantly impacted if we or our third-party vendors suffer failure or disruptions of information processing systems, systems failures or security breaches

We have become increasingly dependent on communications, data processing and other information technology systems to manage and conduct our business and support our day-to-day banking, investment, and trust activities, some of which are provided through third-parties. If we or our third-party vendors encounter difficulties or become the subject of a cyber-attack on or other breach of their operational systems, data or infrastructure, or if we have difficulty communicating with any such third-party system, our business and operations could suffer. Any failure or disruption to our systems, or those of a third-party vendor, could impede our transaction processing, service delivery, customer relationship management, data processing, financial reporting or risk management. Although we take ongoing monitoring, detection, and prevention measures and perform penetration testing and periodic risk assessments, our computer systems, software and networks and those of our third-party vendors may be or become vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses, denial of service attacks, malicious social engineering or other malicious code, or cyber-attacks beyond what we can reasonably anticipate and such events could result in material loss. If any of our financial, accounting or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Security breaches in our online banking systems could also have an adverse effect on our reputation and could subject us to possible liability. Additionally, we could suffer disruptions to our systems or damage to our network infrastructure from events that are wholly or partially beyond our control, such as electrical or telecommunications outages, natural disasters, widespread health emergencies or pandemics, or events arising from local or larger scale political events, including terrorist acts. There can be no assurance that our policies, procedures and protective measures designed to prevent or limit the effect of a failure, interruption or security breach, or the policies, procedures and protective measures of our third-party vendors, will be effective. If significant failure, interruption or security breaches do occur in our processing systems or those of our third-party providers, we could suffer damage to our reputation, a loss of customer business, additional regulatory scrutiny, or exposure to civil litigation, additional costs and possible financial liability. In addition, our business is highly dependent on our ability to process, record and monitor, on a continuous basis, a large number of transactions. To do so, we are dependent on our employees and therefore, the potential for operational risk exposure exists throughout our organization, including losses resulting from human error. We could be materially adversely affected if one or more of our employees cause a significant operational breakdown or failure. If we fail to maintain adequate infrastructure, systems, controls and personnel relative to our size and products and services, our ability to effectively operate our business may be impaired and our business could be adversely affected.

Customer or employee fraud subjects us to additional operational risks

Employee errors or omissions, particularly with respect to information security controls, and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Our loans to businesses and individuals and our deposit relationships and related transactions are also subject to exposure to the risk of loss due to fraud and other financial crimes. Misconduct by our employees could include concealing unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence. We have not experienced any material financial losses from employee errors, misconduct or fraud. However, if our internal controls fail to prevent or promptly detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our financial condition and results of operations.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, legal, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, including risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

We continually encounter technological change, and may have fewer resources than many of our larger competitors to continue to invest in technological improvements

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We also may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

The Bank's Board of Directors utilizes internal and external cybersecurity expertise to oversee cybersecurity risk management

The Bank has a standing Management Audit/Compliance Committee, which membership includes the Chief Executive Officer, Chief Information Officer, Chief Audit Officer (who is also a Certified Information Systems Auditor) and the Compliance Officer. The Management Audit/Compliance Committee coordinates external and internal audit activities with respect to cyber/information security. The Bank utilizes independent external consultants and auditors to implement, test and audit cybersecurity and information technology systems, controls and practices. The Bank's Board of Directors and its senior management rely on reports and information from and by the Bank's Information Services Division personnel, and the Bank's independent external consultants and auditors, to oversee the Bank's cyber/information security policies, controls and practices.

The soundness of other financial institutions could adversely affect us

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or by other institutions and organizations. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to us. Any such losses could materially and adversely affect our results of operations.

Risks Related to our Lending Activities

Our commercial real estate loans constitute a concentration of credit and thus are subject to enhanced regulatory scrutiny and require us to utilize enhanced risk management techniques

A substantial portion of our loan portfolio is secured by real estate. Our commercial real estate loan portfolio generally consists of multi-family residential real estate loans originated in selected geographic markets and nonresidential real estate loans originated predominantly in the Chicago market. At December 31, 2024, our loan portfolio included $522.0 million in multi-family residential real estate loans, or 58.3% of total loans, and $92.0 million in non-owner occupied nonresidential real estate loans, or 10.3% of total loans. These commercial real estate loans represented 368.12% of the Bank's $166.8 million total risk-based capital at December 31, 2024. Concentrations of credit are pools of loans whose collective performance has the potential to affect a bank negatively even if each individual transaction within the pool is soundly underwritten. When loans in a pool are sensitive to the same economic, financial, or business development, that sensitivity, if triggered, could cause the sum of the transactions to perform as if it were a single, large exposure. As such, concentrations of credit add a dimension of risk that compounds the risk inherent in individual loans.

The OCC expects banks to implement board-approved policies and procedures to identify, measure, monitor, and control concentration risks, taking into account the potential impact on earnings and capital under stressed market conditions, economic downturns, and periods of general market illiquidity as well as normal market conditions. Enhanced risk management is required for commercial real estate concentrations exceeding 300% of total risk-based capital. The Bank has established board-approved policies and procedures to identify, measure, monitor, control and stress test its concentrations of credit. The Bank has taken other specific steps to mitigate concentrations of credit risk, including the establishment of concentrations of credit limits based on loan type and geography, the maintenance of capital in excess of the minimum regulatory requirements, the establishment of appropriate underwriting standards for specific loan types and geographic markets, active portfolio management and an emphasis on originating multi-family residential real estate loans that qualify for 50% risk-weighting under the regulatory capital rules. At December 31, 2024, $254.9 million of the Bank's multi-family residential real estate loans, or 48.8% of the Bank's total multi-family residential real estate loan portfolio, qualified for 50% risk-weighting under the regulatory capital rules. The Bank's earnings and capital could be materially and adversely impacted if economic, financial, or business developments were to occur that materially and adversely impacted all or a material portion of the Bank's commercial real estate loans and caused them to perform as a single, large exposure.

Repayment of our commercial and commercial real estate loans typically depends on the cash flows of the borrower. If a borrower's cash flows weaken or become uncertain, the loan may need to be classified, the collateral securing the loan may decline in value and we may need to increase our credit loss reserves or record a charge-off

We underwrite our commercial and commercial real estate loans primarily based on the historical and expected cash flows of the borrower, or in the case of Accounts Receivable Commercial Finance, primarily based on the creditworthiness of the account debtors as the principal source of repayment. Although we consider collateral in the underwriting process, it is a secondary consideration that generally relates to the risk of loss in the event of a borrower default for most commercial loan types where the borrower's cash flow is the principal source of repayment. We follow the OCC's published guidance for assigning risk-ratings to loans, which emphasizes the strength of the borrower's cash flow, or for asset-based loans, a sustainable source of liquidity to fund business operations. The OCC's loan risk-rating guidance provides that the primary consideration in assigning risk-ratings to standard commercial and commercial real estate loans is the strength of the primary source of repayment, which is defined as a sustainable source of cash under the borrower's control that is reserved, explicitly or implicitly, to cover the debt obligation. The OCC's loan risk-rating guidance for standard commercial loans and commercial real estate loans typically does not consider secondary repayment sources until the strength of the primary repayment source weakens, and collateral values typically do not have a significant impact on a loan's risk rating until a loan is classified. Consequently, if a borrower's cash flows weaken or become uncertain, the loan may need to be classified, whether or not the loan is performing or fully secured. In addition, real estate appraisers typically place significant weight on the cash flows generated by income-producing real estate and the reliability of the cash flows in performing valuations. Increases in market capitalization rates for multi-family residential or nonresidential real estate properties arising from increases in market interest rates or declining macroeconomic conditions such as rising unemployment could adversely affect collateral values. Thus, economic or borrower-specific conditions that cause a decline in a borrower's cash flows could cause our loan classifications to increase and the net realizable value of the collateral securing our loans to decline, and require us to increase our credit loss reserves, record charge-offs, or increase our capital levels. In addition, if we foreclose on these loans, our holding period for the collateral may be longer than for a single or multi-family residential property if there are fewer potential purchasers of the collateral.

Repayment of our equipment finance transactions is typically dependent on the cash flows of the lessee, which may be unpredictable, and the collateral securing these loans may fluctuate in value

We lend money to small and mid-sized independent leasing companies to finance the debt portion of leases. An equipment finance transaction results when a leasing company discounts the equipment rental revenue stream owed to the leasing company by a lessee. Our equipment finance transaction entail many of the same types of risks as our commercial loans. Equipment finance transactions generally are non-recourse to the leasing company, and, consequently, our recourse is limited to the lessee and the leased equipment. As with commercial loans secured by equipment, the equipment securing our lease loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We rely on the lessee's continuing financial stability, rather than the value of the leased equipment, for the repayment of all required amounts under equipment finance transactions. In the event of a default on an equipment finance transaction, the proceeds from the sale of the leased equipment may not be sufficient to satisfy the outstanding unpaid amounts under the terms of the loan. At December 31, 2024, our equipment finance portfolio totaled $182.1 million, or 20.3% of our total loan portfolio.

Our loan portfolio includes loans or asset financing agreements to the U.S. Government, State Governments, local governments or related entities, private healthcare providers and non-profit entities, and the repayment of these credit exposures is largely dependent upon the receipt of appropriations for and cash payments from government programs

The repayment of these credit exposures is largely dependent on the borrower's receipt of payments and reimbursements from U.S. Government and individual state government programs, including Medicaid, Medicare and state-level assistance programs, for the services they have provided. The ability of the borrowers to service loans we have made to them may be adversely impacted by the financial ability of the U.S. Government, individual state governments or local governments to make direct reimbursement payments, or, via managed healthcare organizations operating under agreements with the federal government or individual states, to make indirect reimbursements for the services provided. The failure of a direct or indirect payor to make payments to a contractor, subcontractor or provider, or a significant delay in the making of such reimbursements, could adversely affect the ability of the operators of these facilities to repay their obligations to us. In addition, changes to national health care policy involving private health insurance policies may also affect the business prospects and financial condition or operations of commercial loan customers and commercial lessees involved in health care-related businesses. We continue to reduce risk exposures in all loan categories as appropriate, especially with respect to the government equipment finance and the healthcare finance portfolios. The government equipment finance and the healthcare finance portfolios both decreased significantly in 2024. The government equipment finance portfolio decreased 47.2%, from $132.3 million at December 31, 2023 to $69.8 million at December 31, 2024 and the healthcare finance portfolio decreased 53.9%, from $34.2 million at December 31, 2023 to $15.8 million at December 31, 2024.

If our allowance for credit losses is not sufficient to cover actual losses, our earnings would be adversely impacted

In the event that our loan customers do not repay their loans according to their terms, and the collateral securing the repayment of these loans is insufficient to cover any remaining loan balance, including expenses of collecting the loan and managing and liquidating the collateral, we could experience significant credit losses or increase our provision for credit losses or both, which could have a material adverse effect on our operating results. At December 31, 2024, our allowance for credit losses was $7.6 million, which represented 0.85% of total loans and 44.71% of nonperforming loans as of that date. In determining the amount of our allowance for credit losses, we rely on internal and external loan reviews, our historical experience and our evaluation of economic conditions, among other factors. In addition, we make various estimates and assumptions about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets, if any, serving as collateral for the repayment of our loans. We also make judgments concerning our legal positions and the priority of our liens and security interests in contested legal or bankruptcy proceedings, and at times, we may lack sufficient information to establish adequate specific reserves for loans involved in such proceedings. We base these estimates, assumptions and judgments on information that we consider reliable, but if an estimate, assumption or judgment that we make ultimately proves to be incorrect, additional provisions to our allowance for credit losses may become necessary. In addition, our emphasis on loan and lease growth and on increasing our portfolios of commercial business loans, as well as any future credit deterioration, could require us to increase our allowance for credit losses in the future. In addition, as an integral part of their supervisory and/or examination process, the OCC periodically reviews the methodology for and the sufficiency of the allowance for credit losses. The OCC has the authority to require us to recognize additions to the allowance based on their inclusion, exclusion or modification of risk factors or differences in judgments of information available to them at the time of their examination.

On January 1, 2023, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASC 326"). ASC 326 amends guidance on reporting credit losses for financial assets held at amortized cost basis and available-for-sale debt securities.

We are subject to environmental liability risk associated with lending activities

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If so, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

The foreclosure process for loans secured by real estate collateral may adversely impact our recoveries on nonperforming loans

The judicial foreclosure process is protracted, which delays our ability to resolve nonperforming loans through the sale of the underlying collateral. The longer timelines have been the result of the economic crisis, additional consumer protection initiatives related to the foreclosure process, increased documentary requirements and judicial scrutiny, and, both voluntary and mandatory programs under which lenders may consider loan modifications or other alternatives to foreclosure. These reasons and the legal and regulatory responses have impacted the foreclosure process and completion time of foreclosures for residential mortgage lenders. This may result in a material adverse effect on collateral values and our ability to minimize its losses.

Risks Related to Laws and Regulations

New or changing tax, accounting, and regulatory rules and interpretations could have a significant impact on our strategic initiatives, results of operations, cash flows, and financial condition

The banking services industry is extensively regulated. In addition to regulation by our banking regulators, we also are directly subject to the requirements of entities that set and interpret the accounting standards such as the Financial Accounting Standards Board, and indirectly subject to the actions and interpretations of the Public Company Accounting Oversight Board, which establishes auditing and related professional practice standards for registered public accounting firms and inspects registered firms to assess their compliance with certain laws, rules, and professional standards in public company audits. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies and interpretations, control the methods by which financial institutions and their holding companies conduct business, engage in strategic and tax planning and implement strategic initiatives, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time, particularly during periods in which the composition of the U.S. Congress and the leadership of regulatory agencies and public sector boards change due to the outcomes of national elections.

We use the asset/liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Under accounting principles generally accepted in the United States of America ("US GAAP"), a deferred tax asset valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is dependent upon judgments made following management's periodic evaluation of all available positive and negative evidence, including prior pre-tax losses and the events or conditions that caused them, forecasts of future taxable income, and current and future economic and business conditions.

As of December 31, 2024, we had a net operating loss ("NOL") carryforward for Illinois, which begins to expire in 2031 and fully expires in 2044 pursuant to changes to Illinois law enacted in 2021 and 2024. Based on our long-term Business Plan, we expect that we will fully utilize the Illinois NOL carryforward before it expires in 2044. However, changes in applicable tax laws, regulations, macroeconomic conditions or market conditions may adversely affect this conclusion in future periods and there can be no assurance that we will be able to fully realize our deferred tax assets prior to their scheduled expiration under current applicable law.

We could become subject to more stringent capital requirements, which could adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. Unrealized gains and losses on certain "available-for-sale" securities holdings are to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out was exercised. The Bank exercised this one-time opt-out option.

The regulations also establish a "capital conservation buffer" of 2.5% and the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

At December 31, 2024, the Bank has met all of these requirements, including the full 2.5% capital conservation buffer.

The application of these more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit our ability to make distributions, including paying out dividends or buying back shares. Specifically, the Bank's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to stockholders. See "Supervision and Regulation-Federal Banking Regulation-Capital Requirements."

Non-compliance with USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions

Financial institutions are required under the USA PATRIOT and Bank Secrecy Acts to develop programs to prevent financial institutions from being used for money-laundering and terrorist activities. Financial institutions are also obligated to file suspicious activity reports with the U.S. Treasury Department's Office of Financial Crimes Enforcement Network if such activities are detected. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure or the inability to comply with these regulations could result in fines or penalties, curtailment of expansion opportunities, intervention or sanctions by regulators and costly litigation or expensive additional controls and systems. During the last few years, several banking institutions have received large fines for non-compliance with these laws and regulations. In addition, the U.S. Government has previously imposed laws and regulations relating to residential and consumer lending activities that create significant new compliance burdens and financial risks. We have developed policies and continue to augment procedures and systems designed to assist in compliance with these laws and regulations, but these policies may not be effective to provide such compliance.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

FDIC deposit insurance could increase in the future

The Dodd-Frank Act required the FDIC to base deposit insurance premiums on an institution's total assets minus its tangible equity instead of its deposits. The FDIC has adopted final regulations that base assessments on a combination of financial ratios and regulatory ratings. The FDIC also revised the assessment schedule and established adjustments that increase assessments so that the range of assessments is now 2.5 basis points to 42 basis points of total assets less tangible equity. If there are any changes in the Bank's financial ratios and regulatory ratings that require adjustments that increase its assessment, or, if circumstances require the FDIC to impose additional special assessments or further increase its quarterly assessment rates, our results of operations could be adversely impacted.

We may become subject to enforcement actions even though non-compliance was inadvertent or unintentional

The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for non-compliance even though the non-compliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputation damage, or restrictions on our business.

Our sources of funds are limited because of our holding company structure

The Company is a separate legal entity from its subsidiaries and does not have significant operations of its own. Dividends from the Bank provide a significant source of cash for the Company. The availability of dividends from the Bank is limited by various statutes and regulations. Under these statutes and regulations, the Bank is not permitted to pay dividends on its capital stock to the Company, its sole stockholder, if the dividend would reduce the stockholders' equity of the Bank below the amount of the liquidation account established in connection with the mutual-to-stock conversion. National banks may pay dividends without the approval of its primary federal regulator only if they meet applicable regulatory capital requirements before and after the payment of the dividends and total dividends do not exceed net income to date over the calendar year plus its retained net income over the preceding two years. In addition, in accordance with its Regulatory Capital Policy, the Company expects to maintain a combination of cash, liquid assets and credit availability equal to at least $5.0 million to facilitate its ability to serve as a source of financial strength to the Bank. If in the future, the Company utilizes its available cash for other purposes and the Bank is unable to pay dividends to the Company, the Company may not have sufficient funds to pay dividends.

Risks Related to Economic Conditions

Adverse changes in local economic conditions and adverse conditions in an industry on which a local market in which we do business depends could negatively affect our financial condition or results of operations

Except for our commercial equipment leasing and commercial finance activities, which we conduct on a nationwide basis, and our multi-family residential real estate lending activities, which we conduct in selected Metropolitan Statistical Areas, including, but not limited to, the Metropolitan Statistical Areas for Chicago, Illinois, Dallas, Texas, Charlotte, North Carolina, and Tampa, Florida, a material portion of our loan and substantially all of our deposit activities are conducted in the Metropolitan Statistical Area for Chicago, Illinois. Our loan and deposit activities are directly affected by, and our financial success depends on, economic conditions within the local markets in which we do business, as well as conditions in the industries on which those markets are economically dependent. A deterioration in local economic conditions, as a result of COVID-19 or otherwise, or in the condition of an industry on which a local market depends could adversely affect such factors as unemployment rates, business formations and expansions, housing demand, apartment vacancy rates and real estate values in the local market, and this could result in, among other things, a decline in loan and lease demand, a reduction in the number of creditworthy borrowers seeking loans, an increase in loan delinquencies, defaults and foreclosures, an increase in classified and nonaccrual loans, a decrease in the value of the collateral for our loans, an increase in our allowance for credit losses and a decline in the net worth and liquidity of our borrowers and guarantors. Any of these factors could negatively affect our financial condition or results of operations.

In addition, our loan portfolio includes fixed- and adjustable-rate first mortgage loans, home equity loans and home equity lines of credit secured by one-to-four family residential properties primarily located in the Chicago metropolitan area. Residential real estate lending is sensitive to regional and local economic conditions that may significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Residential loans with high combined loan-to-value ratios generally are more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, the borrowers may be unable to repay their loans in full from the sale proceeds. As a result, these loans may experience higher rates of delinquencies, defaults and losses, which could in turn adversely affect our financial condition and results of operations.

Inflation can have an adverse impact on our business and on our customers

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to maintain deposits and repay their loans with us. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The City of Chicago and the State of Illinois continue to experience significant financial difficulties, and this could adversely impact certain borrowers and the economic vitality of the City and State

The City of Chicago and the State of Illinois continue to experience significant financial difficulties, including material pension funding shortfalls. These issues could impact the economic vitality of the City of Chicago and the State of Illinois and the businesses operating there, encourage businesses to leave the City of Chicago or the State of Illinois, and discourage new employers from starting or moving businesses to there. These issues could also result in delays in the payment of accounts receivable owed to borrowers that conduct business with the State of Illinois and Medicaid payments to nursing homes and other healthcare providers in Illinois, and impair their ability to repay their loans when due.

Interruption of our customers' supply chains and federal funding could negatively impact their business and operations and impact their ability to repay their loans

Any material interruption in our customers' supply chains, such as a material interruption of the resources required to conduct their business, such as those resulting from interruptions in service by third-party providers, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, reductions in federal subsidies or grants, social or labor unrest, natural disasters, epidemics or pandemics or political disputes and military conflicts, that cause a material disruption in our customers' supply chains, could have a negative impact on their business and ability to repay their borrowings with us. In the event of disruptions in our customers' supply chains, the labor and materials they rely on in the ordinary course of business may not be available at reasonable rates or at all. Additionally, changes in distribution of federal funds or freezing of federal funds, including reductions in federal workforce causing unemployment, could have an adverse effect on the ability of consumers and businesses to pay debts and/or affect the demand for loans and deposits.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The Trump Administration, during its first term from 2017 to 2021, imposed certain tariffs and retaliatory tariffs, as well as other trade restrictions on products and materials that our customers import or export. President Trump again has signaled that his new Administration will impose tariffs and retaliatory tariffs against U.S. trading partners. During his election campaign, President Trump indicated that he would impose a 25% tariff against all goods imported from Canada and Mexico, a 60% tariff on goods from China and a blanket tariff of 10% to 20% on other imports to the U.S. On February 1, 2025, President Trump issued an Executive Order imposing tariffs at various levels on imports from Canada, Mexico, and China. The newly imposed tariffs have resulted in immediate threats of retaliatory tariffs against U.S. goods and resulted in discussions with the countries which have delayed many of the U.S. imposed tariffs while discussions with each trading partner continue.

The above and other potential tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or foreign governments will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Risks Related to Accounting Matters

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results

In preparing periodic reports we are required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses and the valuation of deferred taxes.

Risks Related to Environmental and Other Global Matters

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers

Concerns over the long-term impacts of climate change have led to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes and other issues. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-focused companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our business, financial condition, and results of operations could be adversely affected by natural disasters, health epidemics, and other catastrophic events

We could be adversely affected if key personnel or a significant number of employees were to become unavailable due to a pandemic, natural disaster, war, act of terrorism, accident, or other reason. Any of these events could result in the temporary reduction of operations, employees, and customers, which could limit our ability to provide services. Additionally, many of our borrowers may suffer property damage, experience interruption of their businesses or lose their jobs after such events. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value.

Other Risks Related to Our Business

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact on us. Among other things, a downgrade in the U.S. government's credit rating could adversely impact the value of our securities portfolio and may trigger requirements that we post additional collateral for trades relative to these securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments would significantly exacerbate the other risks to which we are subject and any related adverse effects on the business, financial condition and results of operations.

Various factors may make takeover attempts that you might want to succeed more difficult to achieve, which may affect the value of shares of our common stock

Provisions of our articles of incorporation and bylaws, federal regulations, Maryland law and various other factors may make it more difficult for companies or persons to acquire control of the Company without the consent of our board of directors. You may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then prevailing price of our shares of common stock. Provisions of our articles of incorporation and bylaws also may make it difficult to remove our current board of directors or management if our board of directors opposes the removal. We have elected to be subject to the Maryland Business Combination Act, which places restrictions on mergers and other business combinations with large stockholders. In addition, our articles of incorporation provide that certain mergers and other similar transactions, as well as amendments to our articles of incorporation, must be approved by stockholders owning at least two-thirds of our shares of common stock entitled to vote on the matter unless first approved by at least two-thirds of the number of our authorized directors, assuming no vacancies. If approved by at least two-thirds of the number of our authorized directors, assuming no vacancies, the action must still be approved by a majority of our shares entitled to vote on the matter. In addition, a director can be removed from office, but only for cause, if such removal is approved by stockholders owning at least two-thirds of our shares of common stock entitled to vote on the matter. However, if at least two-thirds of the number of our authorized directors, assuming no vacancies, approves the removal of a director, the removal may be with or without cause, but must still be approved by a majority of our voting shares entitled to vote on the matter. Additional provisions include limitations on the voting rights of any beneficial owners of more than 10% of our common stock. Our bylaws, which can only be amended by the board of directors, also contain provisions regarding the timing, content and procedural requirements for stockholder proposals and nominations.

We could record future losses on our investment securities portfolio

A number of factors or combinations of factors could require us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these and other securities constitutes a credit related impairment, which could result in material losses to us. These factors include, but are not limited to, failure by the issuer to make scheduled interest payments, the issuer of the securities and their creditworthiness, any changes to the rating of the security and any adverse conditions specifically related to the security that would render us unable to forecast a full recovery in value. In addition, the fair values of securities could decline if the overall economy and the financial condition of some of the issuers deteriorates and there remains limited liquidity for these securities. At December 31, 2024, we recorded other comprehensive losses of $562,000 related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We maintain liquidity in the form of cash and interest-bearing deposits on our balance sheet, and we have additional sources of liquidity from Federal Home Loan Bank advances and other sources. In addition, 86% of our deposits are insured by the FDIC and we maintain reciprocal FDIC deposit insurance programs up to $10 million for customers with deposits in excess of the $250,000 federal deposit insurance limit. We rely on our ability to generate deposits and effectively manage the repayment of our liabilities to ensure that there is adequate liquidity to fund operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. Our most important source of funds is our deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk adjusted return, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the demand for deposits may be reduced due to a variety of factors such as negative trends in the banking sector, the level of and/or composition of our uninsured deposits, demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, which would increase our funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity. Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and/or loans, brokered deposits, borrowings from the FHLB and/or FRB discount window, and unsecured borrowings. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of our business activity as a result of a downturn in markets or by one or more adverse regulatory actions against us or the financial sector in general. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We could have insufficient liquidity to meet customer demand for funds

We maintain liquidity in the form of cash and interest-bearing deposits on our balance sheet, and we have additional sources of liquidity from Federal Home Loan Bank advances and other sources. In addition, 86% of our deposits are insured by the FDIC and we maintain reciprocal deposit insurance programs up to $10 million for customers with deposits in excess of the $250,000 federal deposit insurance limit. However, unexpected events could result in rapid withdrawals by customers for which our then-available sources of liquidity may be inadequate.

Rapid or unpredictable changes in U.S. Government policies, program or practices could adversely affect our business.

As a consequence of the 2024 national elections in the United States, the U.S. Government is undergoing rapid and unpredictable changes to long-standing public policies, both domestically and internationally. The individual and cumulative consequences of these changes are highly uncertain. Accordingly, the impact of changes directly or directly affecting the domestic or international economy, the amount, scope and timing of federal budgets, expenditures and disbursements, and changes in administrative law or practices could adversely affect our business and our customers.

The emergence of a regional, national or global pandemic, and associated governmental responses, could adversely affect our financial condition and results of operations

Global health concerns relating to avian flu or other significant public health events, and any related government actions taken or not taken to reduce the spread or impact of such events, could affect the macroeconomic conditions, both nationally and in the Company's existing geographic footprint and have an adverse effect on our financial condition or results of operations.

ITEM 1B. <u>UNRESOLVED STAFF COMMENTS</u>

None.

ITEM 1C.   CYBERSECURITY

The Company conducts no business activities other than activities relating to capital management, stockholder relations, and acting as a source of financial strength for its subsidiary, the Bank. Cyber/information security is a significant and integrated component of the Company's risk management strategy. As an insured depository institution, threats to information security are present and growing, and the potential exists for a cybersecurity incident to occur, which could disrupt business operations or compromise sensitive data. To date, the Company has not, to its knowledge, experienced an incident materially affecting or reasonably likely to materially affect the Company.

The Bank maintains comprehensive policies, procedures, internal controls and practices with respect to cyber/information security, including:

- *Information Security Policy and Risk Management:* The Bank maintains an Information Security Policy reviewed and updated as needed, and at least annually by its Board of Directors. The Boards of Directors of the Company and the Bank review a formal Information Security Report at least annually and also receive periodic reports on cyber/information security topics and matters.

  As required by federal banking laws and regulations, the Bank's cyber/information security risk management practices include risk assessments, controls and practices specifically for cybersecurity, information technology deployment and third-party information technology vendor risk management.

  The Bank conducts an extensive training program, from entry-level to executive-level, focused on information security and customer data privacy. As part of its Enterprise Risk Management protocols, the Company and the Bank maintain insurance policies appropriate for the scope of its operations, including coverage for risks related to cyber/information security and customer data privacy.

- *Information Technology & Information Security Audits.* The Bank conducts independent external and internal audits of internal controls relating to information technology and information security in accordance with standards established by the Federal Financial Institutions Examination Council (FFIEC). Pursuant to their respective Charters, the Audit Committees of the Company and the Bank review and monitor the effectiveness of the Bank's internal controls, including those controls related to information security, based on independent external audit and internal audit reports. The Chief Audit Officer, who is also a Certified Information Systems Auditor, coordinates the external and internal audit plan and reporting functions for the Bank.

- *Information Security Management.* To prepare and respond to incidents, the Bank maintains implemented multi-layered cybersecurity protocols, integrating people, technology, and processes as part of the Bank's Information Security Program. The Information Security Program is governed by various information security and cybersecurity, systems development, change control, disaster recovery/business continuity, third-party vendor management and physical asset classification and control policies. The Information Security Program identifies data sources, threats and vulnerabilities, deploys current information security technologies and ensures awareness, accountability, and oversight for data protection throughout the Bank and with trusted third parties to ensure that data is protected and able to be recovered in the event of a breach or failure (technical or other disaster). The Company engages qualified third-party vendors, consultants and independent auditors to, among other things, conduct network penetration tests and perform cyber/information security audits.

  The Information Services Division of the Bank is primarily responsible for identifying, assessing and managing material risks from cyber/information security threats. Information security management is conducted by the Chief Information Officer (CIO) and Chief Information Security Officer (CISO) of the Bank. The CIO has over ten years' experience with the Bank, including information security technology deployment and previous information technology audit experience. The CISO has more than 15 years of experience with the Bank, with expertise in large-scale systems information security and customer data privacy management.

The CIO monitors, evaluates and adjusts the Bank's Information Security Program, considering any relevant changes in technology, the sensitivity of its customer information, internal or external threats to information, and changing business arrangements, such as mergers and acquisitions, technology development initiatives, alliances and joint ventures, outsourcing arrangements, and changes to customer information systems. The Management Audit/Compliance Committee reviews and coordinates the status and results of information security controls, network penetration, business continuity/disaster recovery testing, and incident response plan testing. The CIO is a member of various management committees, chairs the Technology Coordinating Committee of the Bank, and presents cyber/information security updates on a periodic basis to the Chief Executive Officer and the Bank's Board of Directors.

Our employees are the first line of defense with respect to cyber/information security protection. Each employee is responsible for protecting Bank and customer information. Employees are provided training at initial onboarding and thereafter regarding information security and cybersecurity-related policies and procedures applicable to their respective roles within the organization. In addition, employees are subjected to regular simulated phishing assessments, designed to sharpen threat detection and reporting capabilities. In addition to training, employees are supported with solutions designed to identify, prevent, detect, respond to, and recover from cyber/information security threats and activities intended to compromise cyber/information security.

● *Customer Data Privacy.* The Bank maintains and publishes its Customer Data Privacy Principles on its official website. The Principles include disclosures of the use and sharing of certain customer information, as well as the significant restrictions the Bank places on such activities. In addition, the Bank maintains policies restricting the knowing use or collection of information about children under age 13 by the Bank, other than to provide parental notice or consent. The Bank also maintains policies and controls over the use of electronic mail solicitations, including a customer's ability to "opt-out" of electronic solicitations at any time.

The Bank maintains policies, controls and training programs concerning customer information security, including transaction processing. The Bank deploys universal conditional access policies, requires multi-factor authentication for external network access and on-line banking access by Bank customers, and maintains additional access controls for network security and transaction processing. The Bank also has policies and controls to identify, classify and limit access to non-public customer information, including a comprehensive third-party vendor management cyber/information security risk management program.

● *Customer Data Privacy Reviews.* The Bank conducts independent external and internal reviews of internal controls relating to customer data privacy and data security in accordance with the requirements of the Gramm-Leach-Bliley Act, the Right to Financial Privacy Act, and standards established by the FFIEC. Pursuant to their respective Charters, the Audit Committees of the Company and the Bank review the effectiveness of the Bank's internal controls, including those controls related to customer data privacy based on independent external audit and internal audit reports.

● *Information Security Incident Responses.* The Bank maintains information security incident response plans for various information security/data breach scenarios. The Bank tests its incident response plans at least annually. Pursuant to applicable federal and state laws, regulations and FFIEC standards, the Bank maintains incident response notification procedures for affected customers, including notification of federal regulatory authorities and law enforcement. For the preservation of all possible avenues for law enforcement, the Bank does not disclose information security incidents to the general public unless required by law or as directed by applicable lawful authority.

ITEM 2.   PROPERTIES

We conduct our business at 18 banking offices located in the Chicago metropolitan area, and from a corporate office. We own all of our banking offices other than our corporate office in Burr Ridge and our Chicago-Lincoln Park and Northbrook banking offices, which are leased. We also operate commercial credit origination and customer service offices for the Commercial Finance, Commercial Real Estate and Equipment Finance Divisions of the Bank, all of which are leased. We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

In January 2023, we completed the previously disclosed closings of our Hazel Crest and Naperville branch offices. At the time of transfer, we recorded a $553,000 valuation adjustment on bank premises held-for-sale. During the remainder of 2023, we recorded an additional valuation adjustment of $49,000 on our Hazel Crest branch office based on the purchase price reflected in the pending sale agreement for the facility. In April 2023 we closed on the sale of the Naperville branch. The Hazel Crest branch sale was finalized in February 2024.

We believe our remaining facilities in the aggregate are suitable and adequate to operate our banking and related business. Additional information with respect to premises and equipment is presented in Note 6 of "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to various legal actions arising in the normal course of business. In the opinion of management, based on currently available information, the resolution of these legal actions is not expected to have a material adverse effect on the Company's results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of common stock are traded on the NASDAQ Global Select Market under the symbol "BFIN." The approximate number of holders of record of the Company's common stock as of January 31, 2025 was 869. Certain shares of the Company's common stock are held in "nominee" or "street" name, and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Recent Sales of Unregistered Securities

The Company had no sales of unregistered stock during the year ended December 31, 2024.

Repurchases of Equity Securities

There were no purchases of our common stock made by, or on our behalf of us, during the fourth quarter of 2024.
.
As of December 31, 2024, the Company had repurchased 8,085,578 shares of its common stock out of the 8,267,771 shares of common stock authorized under the Board's current share repurchase authorization, as amended and extended from time to time. Pursuant to the current share repurchase authorization, there were 182,193 shares of common stock authorized for repurchase as of December 31, 2024.

ITEM 6.   Reserved

ITEM 7.   <u>MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS</u>

The discussion and analysis that follows focuses on certain factors affecting our consolidated financial condition at December 31, 2024 and 2023, and our consolidated results of operations for the two years ended December 31, 2024. Our consolidated financial statements, the related notes and the discussion of our critical accounting policies appearing elsewhere in this Annual Report should be read in conjunction with this discussion and analysis.

Overview

2024 in Review

Net income for 2024 reflects the financial impact of the two U.S. Government Contract Disputes Act claims and the final resolution of the most significant of the two claims in terms of credit exposure. We will continue to vigorously pursue the final resolution of the one remaining U.S. Government Contract Disputes Act claim.

We recorded net income of $4.1 million and basic and diluted earnings per common share of $0.33 for the year ended December 31, 2024. The Company recorded a net loss of $1.8 million and basic and diluted loss per common share of $0.14 for the fourth quarter of 2024 due to the final settlement of a $10.5 million U.S. Government Contract Disputes Act claim. Total assets at December 31, 2024, were $1.435 billion, a decrease of $52.6 million (3.5%) compared to December 31, 2023.

Financial Results for Operations

For the year ended December 31, 2024, interest income increased by $2.4 million (3.7%) due to our investment of scheduled loan and lease portfolio repayments into short-term liquidity investments and higher yields earned within the commercial loan portfolio. Interest expense increased by $5.8 million (40.5%) due to higher rates paid on deposit accounts, as certain depositors managed their funds in a way that benefited from increases in short-term market interest rates. Accordingly, the Company's net interest income before the provision for credit losses decreased by $3.4 million (6.5%) in 2024.

Noninterest income increased by $1.4 million due to growth in deposit-related fees and trust income, and no losses on the sale of securities or disposition of closed branch facilities, as compared to 2023. Trust Department income increased by $278,000 due to growth in assets under management during 2024. Noninterest expense increased by $1.0 million primarily due to a $136,000 increase in employee health benefits expenses, a $438,000 reduction in deferred loan expenses due to lower loan origination volumes, $349,000 in additional legal expenses related to the submission of two U.S. Government equipment finance Contract Disputes Act claims in 2024, and $783,000 in valuation adjustments or final loss on sale primarily related to one nonperforming middle market equipment finance asset and several small ticket equipment finance assets.

Cash & Liquid Assets

Cash and interest-bearing deposits were $84.8 million at December 31, 2024, a decrease of $93.7 million (52.5%) compared to 2023.

Loan Portfolio

Total net loans decreased by $163.2 million (15.5%) to $887.6 million for the year ended 2024. Multi-family residential loans decreased by $5.5 million (1.0%) primarily due to scheduled loan repayments. Commercial finance balances decreased by $23.5 million (26.1%) primarily due to a planned $18.8 million reduction in balances within the healthcare finance portfolio and lessor finance portfolio for risk management purposes. Equipment finance balances declined by $121.2 million (40.0%) due to scheduled repayments. The average yield on our loan portfolio increased to 5.19%. Our loan to deposit ratio was 72.9% as of December 31, 2024, compared to 83.3% as of December 31, 2023.

Deposit Portfolio

Total deposits decreased by $44.1 million (3.5%) in 2024, inclusive of $4.4 million in deposit balances that Bank deposit customers transferred to the Bank's Trust Department. Competition for deposits increased during 2024, particularly from certain regional banks, credit unions and non-bank money market mutual funds during the second and third quarter of 2024. Deposits increased by $18.1 million in the fourth quarter of 2024 due in part to seasonal factors but also due to reduced price competition for money market accounts and Certificates of Deposit accounts.

Noninterest-bearing demand deposit balances declined by $22.0 million due to retail customer withdrawals for personal or household purpose or transfers to interest-bearing account types, the liquidation of $4.8 million in cash collateral securing a commercial healthcare finance letter of credit drawn by the beneficiary, and typical balance volatility for certain other commercial depositors.

Interest-bearing transaction account balances (consisting of interest-bearing NOW accounts and savings deposits) declined by $43.1 million primarily due to a $9.7 million decline in public funds deposits, retail customer withdrawals for real estate taxes, college tuition and capital expenditures and transfers to higher-yielding money market accounts or certificates of deposit accounts.

Money market account balances increased by $8.5 million due to transfers from other account types and growth in new customer accounts. Certificates of deposits increased by $12.6 million due to retail depositors seeking higher yields on invested funds.

The average yield on our deposit portfolio increased 64 basis points in 2024 from 1.22% for the year ended December 31, 2023, to 1.86% for the year ended December 31, 2024. Core deposits (savings, money market, noninterest-bearing demand and NOW accounts) represented 80.7% of total deposits, with noninterest-bearing demand deposits representing 19.6% of total deposits at December 31, 2024. Total commercial deposits were 20% of total deposits at December 31, 2024. FDIC-insured deposits represented 84.1% of total deposits and collateralized public funds deposits represented 1.5% of total deposits as of December 31, 2024.

Asset Quality

The ratio of nonperforming loans to total loans was 1.89% and the ratio of nonperforming assets to total assets was 1.28% at December 31, 2024. Our allowance for credit losses increased to 0.85% of total loans at December 31, 2024, compared to 0.79% at December 31, 2023. Credit quality remained stable during 2024, with one $1.5 million Chicago MSA multi-family credit exposure placed on nonaccrual status, offset by resolutions of governmental, middle market and small ticket equipment finance nonperforming assets during the year.

On January 3, 2025, the U.S. Government offered to settle a $10.5 million U.S. Government Contract Disputes Act claim that we submitted in February 2024. Following negotiations with the U.S. Government during the month of January 2025, we agreed to settle the claim for $5.6 million in cash and a return of the unused software licenses. Accordingly, we reduced the balance on the credit exposure to the cash payment due from the U.S. Government, resulting in a $3.8 million after-tax reduction to our net income for the fourth quarter of 2024. Upon the return of the unused licenses by the U.S. Government and confirmation of the ability to remarket the licenses with the vendor, we will determine if any further recovery is feasible under the governing transaction documents and applicable vendor policies.

We continued to reduce risk exposures in all loan categories as appropriate, especially with respect to the government equipment finance and the healthcare finance portfolios. We experienced an increase in loan opportunities in investment real estate and equipment finance in the second and fourth quarters of 2024; however, credit underwriting competition resulted in a low sales conversion rate to new loan originations for multi-family residential loans, nonresidential real estate loans and middle market equipment finance transactions. We experienced increasing originations of small business lines of credit and new commercial deposit accounts (including new Treasury Services customers) following the release of new products and marketing in the second half of 2024.

Capital Adequacy

The Company's capital position remained strong, with a Tier 1 leverage ratio of 10.90% as of December 31, 2024. Throughout 2024, the Company maintained its quarterly dividend rate at $0.10 per common share. The Company repurchased 15,203 common shares during 2024. The book value of the Company's common shares increased from $12.45 per share at December 31, 2023 to $12.55 per share at December 31, 2024.

Goals for 2025

Given our strong liquidity and capital positions at the beginning of 2025, we expect to accelerate our growth in commercial loan originations for small business and general commercial finance credit facilities consistent with market and macroeconomic conditions. Given current and anticipated market interest rates, it is likely that we will continue to experience limited growth in our multi-family residential real estate and nonresidential real estate portfolio; however, should interest rates decline more significantly than expected, we could also experience reductions in these portfolio balances due to higher prepayment rates. We expect only modest growth in publicly-rated corporate and large middle market equipment finance transaction originations, as higher market interest rates and new equipment prices combine to reduce the quantity of new opportunities while competition for the highest quality transactions continues to intensify.

We will continue to focus on growth in commercial deposit account relationships and related noninterest income services, particularly Treasury Services products aligned with our commercial credit originations activities. We also expect that the expansion of our Trust Department capabilities will continue to provide growth in noninterest income, especially as we introduce our capabilities to our expanding portfolio of business customers.

We will continue to place less reliance on physical locations, and increase our use of proven technology, to improve the breadth, effectiveness and efficiency of customer service delivery, particularly with respect to commercial loan and deposit customers. We recognize the importance of carefully managing information security and other risks inherent to information technology.

We expect that there may be volatility in market interest rates, loan demand and deposit balances resulting from changes in U.S. Government and Federal Reserve Bank policies during 2025. We believe we are prepared for increases or decreases in interest rates and changes to market liquidity conditions, with an emphasis on maintaining and expanding our interest income in the most likely interest rate scenarios. We will maintain our focus on operating expense efficiency and asset quality to the maximum extent feasible given the expected economic environment and our business plan priorities.

We believe that the cumulative impact of our business plan activities will achieve selective growth within our loan and deposit portfolios and in our results of operations commensurate with our long-term objectives for the Company.

SELECTED FINANCIAL DATA

The following information is derived from the audited consolidated financial statements of the Company. For additional information, please refer to the Consolidated Financial Statements of the Company and related notes included in Item 8 of this Annual Report.

	At and For the Years Ended December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Selected Financial Condition Data:			
Total assets	$ 1,434,814	$ 1,487,384	$ 1,575,442
Loans, net...	887,586	1,050,761	1,226,743
Securities, at fair value...	360,530	182,716	210,338
Deposits	1,217,541	1,261,623	1,374,934
Borrowings	20,000	25,000	—
Subordinated notes, net of unamortized issuance costs	18,736	19,678	19,634
Equity...	156,377	155,383	151,671
Selected Operating Data:			
Interest income...	$ 68,573	$ 66,155	$ 55,296
Interest expense	20,132	14,326	4,481
Net interest income	48,441	51,829	50,815
Provision for credit losses...	5,025	313	1,828
Net interest income after provision for credit losses	43,416	51,516	48,987
Noninterest income..	5,789	4,417	5,976
Noninterest expense...	44,184	43,181	41,128
Income before income taxes	5,021	12,752	13,835
Income tax expense..	948	3,359	3,341
Net income	$ 4,073	$ 9,393	$ 10,494
Basic and diluted earnings per common share................................	$ 0.33	$ 0.74	$ 0.80

	At and For the Years Ended December 31,		
	2024	2023	2022
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on assets (ratio of net income to average total assets)	0.28%	0.62%	0.64%
Return on equity (ratio of net income to average equity)...........	2.58	6.12	6.78
Net interest rate spread [(1)]	3.00	3.20	3.12
Net interest margin (TEB) [(2)]	3.55	3.58	3.23
Efficiency ratio [(3)]	81.48	76.77	72.42
Noninterest expense to average total assets................................	3.04	2.84	2.51
Average interest-earning assets to average interest-bearing liabilities	134.39	136.43	138.05
Dividends declared per share .... $	0.40 $	0.40 $	0.40
Dividend payout ratio...	122.40%	53.83%	49.85%
Asset Quality Ratios:			
Nonperforming assets to total assets [(4)]	1.28%	1.69%	0.13%
Nonperforming loans to total loans	1.89	2.11	0.13
Allowance for credit losses to nonperforming loans..................	44.71	37.36	494.16
Allowance for credit losses to total loans...................................	0.85	0.79	0.66
Net charge-offs to average loans outstanding	(0.60)	(0.18)	(0.04)
Capital Ratios:			
Equity to total assets at end of period..	10.90%	10.45%	9.63%
Average equity to average assets...	10.85	10.09	9.44
Tier 1 leverage ratio (Bank only)	11.23	10.85	10.31
Other Data:			
Number of full-service offices	18	18	20
Employees (full-time equivalents)	197	205	203

(1) The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.

(2) Calculated on a tax equivalent basis assuming a federal income tax rate of 21% and an average state income tax rate of 9.5%.

(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(4) Nonperforming assets include nonperforming loans and foreclosed assets.

Results of Operations

Net Income

We recorded net income of $4.1 million for the year ended December 31, 2024, compared to net income of $9.4 million for the year ended December 31, 2023. The decrease in net income was primarily due to decreased net interest income and a fourth quarter pre-tax $4.8 million charge off for the final settlement of a $10.5 million U.S. Government Contract Disputes Act claim. Our basic and diluted earnings per share of common stock were $0.33 for the year ended December 31, 2024, compared to $0.74 per share of common stock for the year ended December 31, 2023.

Net Interest Income

Net interest income is our primary source of revenue. Net interest income equals the excess of interest income plus fees earned on interest-earning assets over interest expense incurred on interest-bearing liabilities. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income. Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on interest-earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average interest-earning assets. The net interest margin exceeds the interest rate spread because noninterest-bearing sources of funds, principally noninterest-bearing demand deposits and stockholders' equity, also support interest-earning assets.

The accounting policies underlying the recognition of interest income on loans, securities, and other interest-earning assets are included in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

Average Balance Sheets

The following table sets forth average balance sheets, average yields and costs, and certain other information. Average balances are daily average balances. Nonaccrual loans are included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees and expenses, and discounts and premiums that are amortized or accreted to interest income or expense; however, the Company believes that the effect of these inclusions is not material. The net interest margin is reported on a tax equivalent basis. A tax equivalent adjustment is added to reflect interest earned on certain securities that are exempt from federal and state income tax.

	Years Ended December 31,					
	2024			**2023**		
	Average Outstanding Balance	**Interest**	**Yield/Rate**	**Average Outstanding Balance**	**Interest**	**Yield/Rate**
	(Dollars in thousands)					
Interest-earning Assets:						
Loans	$ 978,405	$ 50,757	5.19 %	$ 1,165,002	$ 56,699	4.87 %
Securities	248,012	9,294	3.75	177,848	3,471	1.95
Stock in FHLB and FRB	7,490	468	6.25	7,490	422	5.63
Other	149,841	8,054	5.38	105,285	5,563	5.28
Total interest-earning assets	1,383,748	68,573	4.96	1,455,625	66,155	4.54
Noninterest-earning assets	69,991			65,160		
Total assets	$ 1,453,739			$ 1,520,785		
Interest-bearing Liabilities:						
Savings deposits	$ 167,140	298	0.18	$ 189,835	338	0.18
Money market accounts	309,206	7,931	2.56	281,918	4,661	1.65
NOW accounts	285,861	2,255	0.79	345,491	2,413	0.70
Certificates of deposit	224,969	7,859	3.49	207,574	5,140	2.48
Total deposits	987,176	18,343	1.86	1,024,818	12,552	1.22
Borrowings and Subordinated Notes	42,481	1,789	4.21	42,105	1,774	4.21
Total interest-bearing liabilities	1,029,657	20,132	1.96	1,066,923	14,326	1.34
Noninterest-bearing deposits	242,373			272,682		
Noninterest-bearing liabilities	23,974			27,709		
Total liabilities	1,296,004			1,367,314		
Equity	157,735			153,471		
Total liabilities and equity	$ 1,453,739			$ 1,520,785		
Net interest income/Net interest margin [1]		$ 48,441	3.50 %		$ 51,829	3.56 %
Tax equivalent adjustment [2]		745	0.05		266	0.02
Net interest income (TEB) / Net interest margin (TEB) [1] [2]		$ 49,186	3.55 %		$ 52,095	3.58 %
Net interest rate spread [3]			3.00 %			3.20 %
Net interest-earning assets [4]	$ 354,091			$ 388,702		
Ratio of interest-earning assets to interest-bearing liabilities	134.39 %			136.43 %		

(1) Net interest margin represents net interest income divided by average total interest-earning assets.
(2) Calculated on a tax-equivalent basis ("TEB") assuming a federal income tax rate of 21% and an average state income tax rate of 9.5%.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

Net interest income decreased by $3.4 million, or 6.5%, to $48.4 million for the year ended December 31, 2024, from $51.8 million for the year ended December 31, 2023. Interest expense increased due in substantial part to an increase in the weighted average cost of interest-bearing liabilities. The weighted average cost of interest-bearing liabilities increased 62 basis points to 1.96% for the year ended December 31, 2024, from 1.34% for 2023. The yield on interest-earning assets increased 42 basis points to 4.96% for the year ended December 31, 2024, from 4.54% for 2023. Total average interest-earning assets decreased $71.9 million, or 4.9%, to $1.384 billion for the year ended December 31, 2024, from $1.456 billion for the same period in 2023. Total average interest-bearing liabilities decreased $37.3 million, or 3.5%, to $1.030 billion for the year ended December 31, 2024, from $1.067 billion for the same period in 2023. The decrease in interest-bearing liabilities is partially attributable to a $37.6 million decrease in average deposits. Our net interest rate spread decreased by 20 basis points to 3.00% for the year ended December 31, 2024, from 3.20% for 2023, primarily due to an increase in the cost of deposits. Our net interest margin, on a tax equivalent basis, decreased three basis points to 3.55% for the year ended December 31, 2024, from 3.58% for the same period in 2023.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to changes attributable to changes in volume (*i.e.*, changes in average balances multiplied by the prior-period average rate), and changes attributable to rate (*i.e.*, changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate. The Company had no out-of-period items or adjustments to be excluded from the table below.

	Years Ended December 31, 2024 vs. 2023		
	(Decrease) Increase Due to		
	Volume	Rate	Total (Decrease) Increase
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$ (9,500)	$ 3,558	$ (5,942)
Securities	1,744	4,079	5,823
Stock in FHLB and FRB	—	46	46
Other	2,384	107	2,491
Total interest-earning assets	(5,372)	7,790	2,418
Interest-bearing liabilities:			
Savings deposits	(40)	—	(40)
Money market accounts	488	2,782	3,270
NOW accounts	(447)	289	(158)
Certificates of deposit	464	2,255	2,719
Borrowings and Subordinated notes	15	—	15
Total interest-bearing liabilities	480	5,326	5,806
Change in net interest income	$ (5,852)	$ 2,464	$ (3,388)

Allowance and Provision for Credit Losses

The Allowance for Credit Losses ("ACL") is a significant estimate in our audited consolidated financial statements, affecting both earnings and capital. The methodology adopted influences, and is influenced by, the Bank's overall credit risk management processes. The ACL is recorded in accordance with US GAAP to provide an adequate reserve for expected credit losses that is reflective of management's best estimate of what is expected to be collected. All estimates of credit losses should be based on careful consideration of all significant factors affecting the collectability as of the evaluation date. The ACL is established through the provision for credit loss expense charged to income.

The provision for credit losses – loans for the year ended December 31, 2024 was $5.1 million, inclusive of a $4.8 million charge off for the final settlement of a $10.5 million U.S. Government Contract Dispute claim submitted February 2024, compared to the provision for credit losses of $395,000 for the year ended December 31, 2023. The provision for credit losses – loans varies based on, among other things, forecasted unemployment rates, loan growth, net charge-offs, collateral values associated with collateral dependent loans and qualitative factors.

There were no reserves established for loans individually evaluated at December 31, 2024 or 2023. Net charge-offs were $5.9 million for the year ended December 31, 2024, compared to net charge-offs of $2.1 million for the year ended December 31, 2023. For further analysis and information on how we determine the appropriate level for the allowance for credit losses and analysis of credit quality, see "Critical Accounting Policies," "Risk Classification of Loans" and "Allowance for Credit Losses."

Noninterest Income

	Years Ended December 31,			
	2024		**2023**	**Change**
	(Dollars in thousands)			
Deposit service charges and fees	$ 3,433	$	3,318	$ 115
Loan servicing fees	582		532	50
Trust and insurance commissions and annuities income	1,558		1,280	278
Losses on sales of securities	—		(454)	454
(Loss) gain on sale of premises and equipment	(124)		9	(133)
Valuation adjustment on bank premises held-for-sale	—		(602)	602
Loss on bank-owned life insurance	(168)		(346)	178
Gain on repurchase of Subordinated notes	107		—	107
Other	401		680	(279)
Total noninterest income	$ 5,789	$	4,417	$ 1,372

Our noninterest income increased by $1.4 million, or 31.1%, to $5.8 million for the year ended December 31, 2024, from $4.4 million in 2023 due to growth in deposit-related fees and trust income. Unlike 2023, there were no losses on the sale of securities or disposition of closed branch facilities. Deposit service charges and fees increased $115,000, or 3.5%, to $3.4 million for the year ended December 31, 2024, from $3.3 million in 2023, due to higher charges collected in 2024. Trust Department income increased by $278,000, or 21.7%, to $1.6 million for the year ended December 31, 2024, from $1.3 million in 2023 due to growth in assets under management during 2024. In 2023 we recorded $454,000 of losses on sales of securities. We also recorded initial valuation adjustments of $602,000 for the year ended December 31, 2023, relating to the transfer of two of our retail branches to premises held-for sale and a subsequent valuation adjustment on our Hazel Crest office based on the purchase price specified in the pending sale agreement for the facility. In March 2024, we repurchased $1.0 million of our Notes and recorded a $107,000 gain on repurchase.

Noninterest Expense

	Years Ended December 31,			
	2024		**2023**	**Change**
	(Dollars in thousands)			
Compensation and benefits	$ 23,146	$	22,232	$ 914
Office occupancy and equipment	7,323		8,052	(729)
Advertising and public relations	496		762	(266)
Information technology	3,956		3,732	224
Professional fees	1,545		1,330	215
Supplies, telephone and postage	1,132		1,254	(122)
FDIC insurance premiums	620		865	(245)
Other	5,966		4,954	1,012
Total noninterest expense	$ 44,184	$	43,181	$ 1,003

Noninterest expense increased by $1.0 million, or 2.3%, to $44.2 million for the year ended December 31, 2024, from $43.2 million for the year ended December 31, 2023. Compensation and benefits expense increased $914,000, or 4.1%, to $23.1 million for the year ended December 31, 2024, compared to $22.2 million in 2023, primarily due to a $136,000 increase in employee health benefits expenses and a $438,000 reduction in deferred loan expenses due to lower loan origination volumes. Office occupancy and equipment expense decreased by $729,000, or 9.1%, to $7.3 million for the year ended December 31, 2024, from $8.1 million for the year ended December 31, 2023, primarily due to decreases in real estate taxes and rent expenses. Other expense increased $1.0 million, or 20.4%, to $6.0 million for the year ended December 31, 2024, compared to $5.0 million for the year ended December 31, 2023, primarily due to $349,000 in additional legal expenses related to the submission of two U.S. Government equipment finance Contract Disputes Act claims in 2024, and $783,000 in valuation adjustments and a final loss on sale primarily related to one nonperforming middle market equipment finance asset and several small ticket equipment finance assets.

Income Taxes

For the year ended December 31, 2024, we recorded income tax expense of $948,000, compared to $3.4 million recorded in 2023. The effective tax rate for the year ended December 31, 2024 was 18.88%, compared to 26.34% for 2023, due in part to the favorable impact of the tax benefit of interest earned on U.S. Treasury Bills and Notes and U.S. government-sponsored agency securities.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total assets decreased $52.6 million, or 3.5%, to $1.435 billion at December 31, 2024, from $1.487 billion at December 31, 2023. The decrease in total assets was primarily due to decreases in cash and cash equivalents and loans receivable, partially offset by an increase in securities. Cash and cash equivalents decreased $93.7 million to $84.8 million at December 31, 2024, from $178.5 million at December 31, 2023, while loans receivable decreased $163.2 million to $887.6 million. Securities increased $207.3 million to $360.5 million at December 31, 2024, from $153.2 million at December 31, 2023.

Our loan portfolio consists primarily of investment and business loans (multi-family residential real estate, nonresidential real estate, and commercial loans and leases), which together totaled 98.2% of gross loans at December 31, 2024. During the year ended December 31, 2024, multi-family residential real estate loans decreased by $5.5 million, or 1.0%; nonresidential real estate loans decreased by $9.9 million, or 8.4%; commercial loans and leases decreased by $144.7 million, or 36.8%; and one-to-four family residential mortgage loans decreased by $4.1 million, or 21.7%. The decrease in multi-family residential real estate loans was due to $33.1 million of payments and payoffs, partially offset by originations of $27.9 million. The decrease in commercial loans and leases was primarily due to decreases in corporate, government, and middle market leases of $35.1 million, $62.4 million and $14.5 million, respectively, due to net payments, payoffs and planned reductions in equipment finance originations.

Our allowance for credit losses decreased by $774,000, or 9.3%, to $7.6 million at December 31, 2024, from $8.3 million at December 31, 2023. The decrease was primarily attributable to the decrease in loans receivable.

Total liabilities decreased $53.6 million, or 4.0%, to $1.278 billion at December 31, 2024, from $1.332 billion at December 31, 2023, primarily due to decreases in total deposits. Total deposits decreased $44.1 million, or 3.5%, to $1.218 billion at December 31, 2024, from $1.262 billion at December 31, 2023. The decrease includes $4.4 million in deposits that Bank customers transferred to the Bank's Trust Department, and reflects the fact that competition for deposits increased during 2024, particularly from certain regional banks, credit unions and non-bank money market mutual funds. Core deposits represented 80.7% of total deposits, with noninterest-bearing demand deposits representing 19.6% of total deposits. Interest-bearing NOW accounts decreased $29.5 million, or 9.6%, to $277.1 million at December 31, 2024, from $306.5 million at December 31, 2023. Money market accounts increased $8.5 million, or 2.8%, to $305.5 million at December 31, 2024, from $297.1 million at December 31, 2023. Noninterest-bearing demand deposits decreased $22.0 million, or 8.4%, to $238.8 million at December 31, 2024, from $260.9 million at December 31, 2023. Certificates of deposit increased $12.6 million, or 5.7%, to $235.0 million at December 31, 2024, from $222.4 million at December 31, 2023, as customers sought deposit products with higher interest rates. FDIC-insured deposits and collateralized public funds were 86% of total deposits at December, 31, 2024 and 2023.

Total stockholders' equity was $156.4 million at December 31, 2024, compared to $155.4 million at December 31, 2023. The increase in total stockholders' equity was primarily due to net income of $4.1 million for the year ended December 31, 2024 and a $2.1 million decrease, net of tax, of accumulated other comprehensive loss on our securities portfolio, partially offset by our repurchase of 15,203 shares of our common stock during the year ended December 31, 2024 at a total cost of $156,000, and our declaration and payment of cash dividends totaling $5.0 million during the same period.

Securities

Our investment policy is established by our Board of Directors. The policy emphasizes safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our interest rate risk management strategy.

At December 31, 2024, our mortgage-backed securities and collateralized mortgage obligations ("CMOs") reflected in the following table were issued by U.S. government-sponsored enterprises and agencies, Freddie Mac, Fannie Mae and Ginnie Mae, and are obligations which the federal government has affirmed its commitment to support. All securities reflected in the table were classified as available-for-sale at December 31, 2024 and 2023.

The following table sets forth the composition, amortized cost and fair value of our securities.

| | At December 31, | | | |
| | 2024 | | 2023 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available-for-sale securities:				
Securities:				
Municipal securities	$ 703	$ 706	$ 930	$ 934
U.S. Treasury Bills and Notes	246,876	246,290	115,920	112,508
U.S. government-sponsored agencies	109,900	109,773	35,446	35,391
Mortgage-backed securities:				
Mortgage-backed securities - residential	2,949	2,911	3,431	3,367
CMOs and REMICs - residential	862	850	1,023	1,003
	$ 361,290	$ 360,530	$ 156,750	$ 153,203

Portfolio Maturities and Yields

The composition and maturities of the investment securities portfolio at December 31, 2024 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | |
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)							
Securities:								
Municipal securities	$ 100	4.75%	$ 603	4.75%	$ —	—%	$ —	—%
U.S. Treasury Bills and Notes	242,403	3.86	4,473	1.49	—	—	—	—
U.S. government-sponsored agencies	50,000	4.69	59,900	4.71	—	—	—	—
Mortgage-backed securities:								
Fannie Mae	—	—	884	2.88	223	6.69	458	6.73
Freddie Mac	—	—	1	5.39	—	—	207	6.30
Ginnie Mae	—	—	—	—	—	—	1,176	4.69
CMOs and REMICs	—	—	—	—	—	—	862	4.98
Total securities	$ 292,503	4.00%	$ 65,861	4.46%	$ 223	6.69%	$ 2,703	5.25%

As a national bank, the Bank is a member of the Federal Reserve System. The aggregate cost of our FRB common stock as of December 31, 2024 was $4.7 million based on its par value. The Bank is also a member of the Federal Home Loan Bank System. Members of the FHLB System are required to hold a minimum amount of common stock, the amount of which is based on the level of borrowings and other factors, to qualify for membership in the FHLB System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost of our FHLB common stock as of December 31, 2024 was $2.8 million based on its par value. At December 31, 2024, we owned 6,062 shares of FHLB common stock in excess of the specified minimum amount. There is no market for FRB and FHLB common stock. There were no purchases or redemptions of FRB and FHLB capital stock during 2023 or 2024.

Loan Portfolio

We originate multi-family residential real estate loans, nonresidential real estate loans, commercial loans and commercial equipment leases. In addition, we also originate consumer loans, and purchase and sell loan participations from time-to-time. Our principal loan products are discussed in Note 4 of the "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

The following table sets forth the composition of our loan portfolio by type of loan.

	At December 31,					
	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
One-to-four family residential real estate	$ 14,829	1.66%	$ 18,945	1.79%	$ 23,133	1.87%
Multi-family residential real estate	521,957	58.31	527,460	49.80	537,394	43.52
Nonresidential real estate	108,153	12.08	118,016	11.14	119,705	9.69
Commercial loans and leases	248,595	27.77	393,321	37.14	553,056	44.79
Consumer	1,623	0.18	1,364	0.13	1,584	0.13
	895,157	100.00%	1,059,106	100.00%	1,234,872	100.00%
Allowance for credit losses	(7,571)		(8,345)		(8,129)	
Total loans, net	$ 887,586		$ 1,050,761		$ 1,226,743	

Although we originate loans and leases in a number of States, our primary lending area for regulatory purposes consists of the counties in the State of Illinois where our branch offices are located, and contiguous counties. We currently derive the most significant portion of our revenues from these geographic areas. We also engage in multi-family residential real estate lending activities in carefully selected metropolitan areas outside our primary lending area. At December 31, 2024, $315.3 million, or 60.5%, of our multi-family residential real estate loans were in the Metropolitan Statistical Area for Chicago, Illinois; $65.9 million, or 12.7%, were in Texas; $70.3 million, or 13.5%, were in Florida; and $30.4 million, or 5.8%, were in North Carolina. This information reflects the location of the collateral for the loan and does not necessarily reflect the location of the borrowers. We engage in certain types of commercial lending and commercial equipment finance activities on a nationwide basis.

Loan Portfolio Maturities

The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2024. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less.

| | Due in One Year or Less | After One Year Through Five Years | After Five Through 15 Years | After 15 Years | Total |
	(In thousands)				
Scheduled Repayments of Loans:					
One-to-four family residential real estate	$ 1,101	$ 3,491	$ 6,090	$ 4,147	$ 14,829
Multi-family residential real estate	15,170	67,227	178,540	261,020	521,957
Nonresidential real estate	20,299	82,450	3,874	1,530	108,153
Commercial loans and leases	140,922	107,415	258	—	248,595
Consumer	175	858	590	—	1,623
	$ 177,667	$ 261,441	$ 189,352	$ 266,697	$ 895,157

	Total
Loans Maturing After One Year:	
Predetermined (fixed) interest rates	$ 219,420
Adjustable interest rates	498,070
	$ 717,490

Nonperforming Loans and Assets

We review loans on a regular basis, and generally place loans on nonaccrual status when either principal or interest is 90 days or more past due. In addition, the Company places loans on nonaccrual status when we do not expect to receive full payment of interest or principal. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income. Interest payments received on nonaccrual loans are recognized in accordance with our significant accounting policies. Once a loan is placed on nonaccrual status, the borrower must generally demonstrate at least six months of payment performance before the loan is eligible to return to accrual status. We may have loans classified as 90 days or more delinquent and still accruing. Generally, we do not utilize this category of loan classification unless: (1) the loan is repaid in full shortly after the period end date; (2) the loan is well secured and there are no asserted or pending legal barriers to its collection; or (3) the borrower has remitted all scheduled payments and is otherwise in substantial compliance with the terms of the loan, but the processing of loan payments actually received or the renewal of the loan has not occurred for administrative reasons. At December 31, 2024, we have no loans in this category.

We typically obtain new third-party appraisals or collateral valuations when we place a loan on nonaccrual status or conduct impairment testing unless the existing valuation information for the collateral is sufficiently current to comply with the requirements of our Appraisal and Collateral Valuation Policy ("ACV Policy"). We also obtain new third-party appraisals or collateral valuations when the judicial foreclosure process concludes with respect to real estate collateral, and when we otherwise acquire actual or constructive title to real estate collateral. In addition to third-party appraisals, we use updated valuation information based on Multiple Listing Service data, broker opinions of value, actual sales prices of similar assets sold by us and approved sales prices in response to offers to purchase similar assets owned by us to provide interim valuation information for consolidated financial statement and management purposes. Our ACV Policy establishes the maximum useful life of a real estate appraisal at 18 months. Because appraisals and updated valuations utilize historical or "ask-side" data in reaching valuation conclusions, the appraised or updated valuation may or may not reflect the actual sales price that we will receive at the time of sale.

Real estate appraisals may include up to three approaches to value: the sales comparison approach, the income approach (for income-producing property) and the cost approach. Not all appraisals utilize all three approaches. Depending on the nature of the collateral and market conditions, we may emphasize one approach over another in determining the fair value of real estate collateral. Appraisals may also contain different estimates of value based on the level of occupancy or planned future improvements. "As-is" valuations represent an estimate of value based on current market conditions with no changes to the use or condition of the real estate collateral. "As-stabilized" or "as-completed" valuations assume the real estate collateral will be improved to a stated standard or achieve its highest and best use in terms of occupancy. "As-stabilized" or "as-completed" valuations may be subject to a present value adjustment for market conditions or the schedule of improvements.

As part of the asset classification process, we develop an exit strategy for real estate collateral and other foreclosed assets by assessing overall market conditions, the current use and condition of the asset, and its highest and best use. For most income–producing real estate, we believe that investors value most highly a stable income stream from the asset; consequently, we perform a comparative evaluation to determine whether conducting a sale on an "as-is," "as-stabilized" or "as-improved" basis is most likely to produce the highest net realizable value. If we determine that the "as-stabilized" or "as-improved" basis is appropriate, we then complete the necessary improvements or tenant stabilization tasks, with the applicable time value discount and improvement expenses incorporated into our estimates of the expected costs to sell. As of December 31, 2024, substantially all impaired real estate loan collateral and foreclosed assets were valued on an "as-is basis."

Estimates of the net realizable value of real estate collateral also include a deduction for the expected costs to sell the collateral or such other deductions from the cash flows resulting from the operation and liquidation of the asset as are appropriate. For most real estate collateral subject to the judicial foreclosure process, we apply a 10.0% deduction to the value of the asset to determine the expected costs to sell the asset. This estimate includes one year of real estate taxes, sales commissions and miscellaneous repair and closing costs. If we receive a purchase offer that requires unbudgeted repairs, or if the expected resolution period for the asset exceeds one year, we then include, on a case-by-case basis, the costs of the additional real estate taxes and repairs and any other material holding costs in the expected costs to sell the collateral. For other real estate owned, we apply a 7.0% deduction to determine the expected costs to sell, as expenses for real estate taxes and repairs are expensed when incurred. For other foreclosed assets, due to the variety of collateral types, we incorporate the estimated costs to recover and market collateral assets into the estimated net realizable value applicable to each specific case.

Nonperforming Assets Summary

The following table below sets forth the amounts and categories of our nonperforming loans and nonperforming assets.

	At December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Nonaccrual loans			
One-to-four family residential real estate	$ 126	$ 37	$ 92
Multi-family residential real estate	1,453	—	—
Nonresidential real estate...	393	—	—
Commercial loans and leases..	14,960	21,294	1,310
Consumer..	2	—	5
	16,934	21,331	1,407
Loans past due over 90 days, still accruing.....................................	—	1,007	238
Other real estate owned	—	405	472
Other foreclosed assets...	1,391	2,372	4
Total nonperforming assets	$ 18,325	$ 25,115	$ 2,121
Ratios			
Allowance for credit losses to total loans	0.85%	0.79%	0.66%
Allowance for credit losses to nonperforming loans......................	44.71	37.36	494.16
Nonperforming loans to total loans..	1.89	2.11	0.13
Nonperforming assets to total assets..	1.28	1.69	0.13
Nonaccrual loans to total loans..	1.89	2.01	0.11
Nonaccrual loans to total assets...	1.18	1.43	0.09

Nonperforming Assets

Nonperforming assets totaled $18.3 million at December 31, 2024, and $25.1 million at December 31, 2023. The $6.8 million decrease in nonperforming assets in 2024 was primarily due to the final settlement of a $10.5 million U.S. Government Contract Disputes Act claim. On January 3, 2025, the U.S. Government offered to settle a $10.5 million U.S. Government Contract Disputes Act claim submitted in February 2024. Following negotiations with the U.S. Government during the month of January 2025, we agreed to settle the claim for $5.6 million in cash and a return of the unused software licenses. Accordingly, we reduced the balance on the credit exposure to the cash payment due from the U.S. Government, resulting in a $4.8 million pre-tax charge-off. Upon the return of the unused licenses by the U.S. Government and confirmation of the ability to remarket the licenses with the vendor, we will determine if any further recovery is feasible under the governing transaction documents and applicable vendor policies.

With respect to the second U.S. Government equipment finance exposure of $8.4 million, we submitted a claim pursuant to the Contract Disputes Act to the prime contractor for their respective certification and submission to the U.S. Government. On February 26, 2025, the U.S. Government requested us to submit additional information by March 14, 2025 with respect to the pending $8.4 million Contract Disputes Act claim filed on August 19, 2024. On March 12, 2025, we timely submitted the requested information to the U.S. Government. The Government's ultimate response to the Contract Disputes Act claim remains uncertain and the Company is prepared to take all actions necessary to enforce its rights and remedies at law or in equity. Given the unexpected conduct by the U.S. Government in this transaction and information we learned about similar activity encountered by other participants in the market, we discontinued originations of U.S. Government equipment finance transactions in early 2023 pending the outcome of our claims.

Machinery and commercial vehicles with recorded balances of $156,000 were transferred to foreclosed assets during the year ended December 31, 2024.

Loan Modifications to Borrowers Experiencing Financial Difficulties

Maturing loans are subject to our standard loan underwriting policies and practices. Due to the need to obtain updated borrower and guarantor financial information, collateral information or to prepare revised loan documentation, loans in the process of renewal may appear as past due because the information needed to underwrite a renewal of the loan is not available to us prior to the maturity date of the loan. At times, short-term administrative extensions, which are typically 90 days in duration, are granted to facilitate proper underwriting. In general, loan modifications are subject to a risk-adjusted pricing analysis.

Effective January 1, 2023, the Company adopted ASU 2022-02 "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-22") which eliminates the Troubled Debt Restructurings ("TDR") while requiring disclosures of borrowers experiencing financial difficulty for modifications related to principal reductions, interest rate reductions, term extensions, and more than insignificant payment delay. At December 31, 2024, the Company had no loan modifications that meet the definition described in ASU 2022-02 for additional reporting.

Criticized and Classified Assets

Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets, or designated as special mention.

A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The risk-rating guidance published by the OCC clarifies that a loan with a well-defined weakness does not have to present a probability of default for the loan to be rated substandard, and that an individual loan's loss potential does not have to be distinct for the loan to be rated substandard. An asset classified as doubtful has all the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted; such balances are promptly charged-off as required by applicable federal regulations. A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Risk ratings are updated any time the situation warrants. The following table sets forth the criticized and classified loans:

	December 31, 2024	December 31, 2023	Change
	(Dollars in thousands)		
Criticized - Special Mention:			
Multi-family residential real estate	$ 3,858	$ 1,333	$ 2,525
Nonresidential real estate	428	—	428
Commercial loans and leases	3,156	10,587	(7,431)
Consumer	4	5	(1)
	$ 7,446	$ 11,925	$ (4,479)
Classified - Performing Substandard:			
One-to-four family residential real estate	$ 218	$ 272	$ (54)
Multi-family residential real estate	1,168	—	1,168
Nonresidential real estate	441	—	441
Commercial loans and leases	2,628	4,056	(1,428)
Consumer	4	3	1
	$ 4,459	$ 4,331	$ 128

Allowance for Credit Losses

The allowance for credit losses, specifically the allowance for loan losses and the allowance for unfunded commitment losses, represents management's estimate of lifetime expected credit losses in the loan portfolio. The allowance for credit losses is determined quarterly using a methodology that incorporates important risk characteristics of each loan. The allowance for credit losses, as related to loans and lending-related commitments, is comprised of an allowance for loan losses, which is determined with respect to loans that we have originated, and an allowance for unfunded commitment losses. Our allowance for unfunded commitment losses is determined with respect to funds that we have committed to lend but for which funds have not yet been disbursed and is computed using a methodology similar to that used to determine the allowance for loan losses. As of December 31, 2024 and 2023 we had $279,000 and $335,000, respectively, recorded as an unfunded commitment reserve.

Charge-offs represent the amount of loans that have been determined to be uncollectible during a given period, and are deducted from the allowance for credit losses, and recoveries represent the amount of collections received from loans that had previously been charged off, and are credited to the allowance for credit losses. A provision for credit losses is charged to current expense and acts to replenish the ACL in order to maintain the allowance at a level that management deems adequate. Determining the allowance involves significant judgments and assumptions by management. Because of the nature of the judgments and assumptions made by management, actual results may differ from these judgments and assumptions.

Determining the Allowance for Credit Losses

The allowance for credit losses on financial assets held at amortized cost is measured on a collective or pooled basis when similar risk characteristics exist, based upon management's loan portfolio segmentation. The Company utilizes modeling methodologies that estimate lifetime credit loss rates on each pool, including methodologies estimating the probability of default and loss given default on specific segments. Expected credit losses are measured over the contractual term of the financial asset with consideration of expected prepayments. A "life of loan" credit loss shall estimate expected credit losses over the contractual term of the financial asset. This includes not extending the contractual term for expected extensions, renewals, and modifications. Discounted Cash Flow methodologies work properly with an amortizing approach. Loans without maturity dates may not have a true exit or end of life. For consistency in its methodology, management elected to use maturity date assumptions for loans without maturity dates; pool-level assumptions have been assigned by management.

Credit quality indicators, specifically the Company's internal risk rating systems, reflect how the Company monitors credit losses and represent factors used by the Company when measuring the allowance for credit losses. Historical credit loss history is adjusted for reasonable and supportable forecasts that incorporates peer institution data and third party economic forecasts on a quantitative or qualitative basis. Reasonable and supportable forecasts consider the macroeconomic factors that are most relevant to evaluating and predicting expected credit losses in the Company's financial assets.

Qualitative factors assessed by management include the following:

- Changes in lending policies and procedures, including changes in underwriting standards and collections, charge-offs, and recovery practices;
- Changes in national, regional, and local conditions;
- Changes in the nature and volume of the portfolio and terms of loans (inherent risk);
- Changes in the experience, depth, and ability of lending management;
- Changes in the volume and severity of past due loans and other similar conditions;
- Changes in the quality of the organization's loan review system;
- Changes in the value of underlying collateral for collateral dependent loans;
- The existence and effect of any concentrations of credit and changes in the levels of such concentrations; and
- The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Financial assets that do not share similar risk characteristics with any pool are assessed for the allowance for credit losses on an individual basis. These typically include assets experiencing financial difficulties, including substandard nonaccrual assets and assets currently classified. Classified loans are reviewed on a quarterly basis to determine if (a) an amount is deemed uncollectible (a charge-off) or (b) it is probable that the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan. In cases in which collectability is not probable, the loan is considered to no longer exhibit shared risk characteristics of a pool and as a result, is individually evaluated for allowance for credit losses measurement purposes. If a loan is individually evaluated, the carrying amount of the loan is compared to the expected payments to be received, discounted at the loan's original rate, or for foreclosure-probable and collateral dependent loans, to the fair value of the collateral less the estimated cost to sell, when appropriate under accounting rules. Any shortfall is recorded as a specific reserve within the allowance for credit losses.

In determining the amount of reserves or charge-offs associated with collateral-dependent loans, the Company values the loan generally by starting with a valuation obtained from an appraisal of the underlying collateral and then deducting estimated selling costs, if appropriate, to arrive at a net appraised value. We obtain the appraisals of the underlying collateral typically on an annual basis from independent, third party appraisal firms and the appraisals are formally reviewed by our internal appraisal department upon receipt of a new appraisal. Types of appraisal valuations include "as-is," "as-complete," "as-stabilized," bulk, fair market, liquidation and "retail sellout" values.

Net Charge-offs and Recoveries

The following table sets forth activity in our allowance for credit losses.

	At or For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Balance at beginning of year	$ 8,345	$ 8,129	$ 6,715
Impact of adopting ASC 326	—	1,907	—
Charge-offs			
One-to-four family residential real estate loans	—	(1)	(76)
Multi-family residential real estate	(5)	—	—
Nonresidential real estate	—	—	(192)
Commercial loans and leases	(5,867)	(2,176)	(156)
Consumer	(44)	(52)	(61)
	(5,916)	(2,229)	(485)
Recoveries			
One-to-four family residential real estate loans	28	45	11
Multi-family residential real estate	18	20	20
Nonresidential real estate	—	—	4
Commercial loans and leases	14	77	20
Consumer	1	1	16
	61	143	71
Net charge-offs	(5,855)	(2,086)	(414)
Provision for credit losses	5,081	395	1,828
Balance at end of year	$ 7,571	$ 8,345	$ 8,129
Ratios			
Total net charge-offs to average loans outstanding	(0.60)%	(0.18)%	(0.04)%
Net (charge-offs) recoveries to average loans outstanding by portfolio:			
One-to-four family residential real estate	0.16%	0.21%	(0.25)%
Multi-family residential real estate	—%	—%	—%
Nonresidential real estate	—%	—%	(0.17)%
Commercial loans and leases	(1.80)%	(0.43)%	(0.03)%
Consumer	(2.62)%	(3.59)%	(2.83)%

We recorded a provision for credit losses - loans of $5.1 million in 2024, inclusive of a $4.8 million charge off for the final settlement of a $10.5 million U.S. Government Contract Dispute claim submitted February 2024, compared to a provision for loan losses of $395,000 in 2023. The provision for or recovery of credit losses is a function of the allowance for credit loss methodology that we use to determine the appropriate level of the allowance for inherent credit losses after net charge-offs have been deducted. The portion of the allowance for credit losses attributable to loans collectively evaluated for impairment decreased $774,000, or 9.3%, to $7.6 million at December 31, 2024 from $8.3 million at December 31, 2023. There was no reserve established for loans individually evaluated at December 31, 2024 and 2023. Net charge-offs were $5.9 million for the year ended December 31, 2024 compared to net charge-offs of $2.1 million for the year ended December 31, 2023.

A loan balance is classified as a loss and charged-off when it is confirmed that there is no readily apparent source of repayment for the portion of the loan that is classified as loss. Confirmation can occur upon the receipt of updated third-party appraisal valuation information indicating that there is a low probability of repayment upon sale of the collateral, the final disposition of collateral where the net proceeds are insufficient to pay the loan balance in full, our failure to obtain possession of certain consumer-loan collateral within certain time limits specified by applicable federal regulations, the conclusion of legal proceedings where the borrower's obligation to repay is legally discharged (such as a Chapter 7 bankruptcy proceeding), or when it appears that further formal collection procedures are not likely to result in net proceeds in excess of the costs to collect.

Allocation of Allowance for Credit Losses

The following table sets forth our allowance for credit losses allocated by loan category. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,								
	2024			2023			2022		
	Allowance for Credit Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans
				(Dollars in thousands)					
One-to-four family residential real estate ...	$ 271	$ 14,829	1.66%	$ 295	$ 18,945	1.79%	$ 281	$ 23,133	1.87%
Multi-family residential real estate ...	4,764	521,957	58.31	4,549	$ 527,460	49.80	4,017	$ 537,394	43.52
Nonresidential real estate ...	1,342	108,153	12.08	1,166	118,016	11.14	1,234	119,705	9.69
Commercial loans and leases..........	1,146	248,595	27.77	2,303	393,321	37.14	2,548	553,056	44.79
Consumer	48	1,623	0.18	32	1,364	0.13	49	1,584	0.13
	$ 7,571	$ 895,157	100.00%	$ 8,345	1,059,106	100.00%	$ 8,129	$1,234,872	100.00%

Management determined that the allowance for credit losses was appropriate at December 31, 2024, and that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. While this process involves a high degree of management judgment, the allowance for credit losses is based on a comprehensive, well documented, and consistently applied analysis of the Company's loan portfolio. This analysis takes into consideration all available information existing as of the financial statement date, including environmental factors such as economic, industry, geographical and political factors, when considered applicable. The relative level of allowance for credit losses is reviewed and compared to industry peers. This review encompasses levels of total nonperforming loans, portfolio mix, portfolio concentrations and overall levels of net charge-offs. Historical trending of both the Company's results and the industry peers is also reviewed to analyze comparative significance.

Sources of Funds

Deposits. At December 31, 2024, our deposits totaled $1.218 billion. Interest-bearing deposits totaled $978.7 million and noninterest-bearing demand deposits totaled $238.8 million. NOW, savings and money market accounts totaled $743.7 million. At December 31, 2024, we had $235.0 million of certificates of deposit outstanding, of which $177.9 million had maturities of one year or less. Although a significant portion of our certificates of deposit are shorter-term certificates of deposit, we believe, based on historical experience and our current pricing strategy, that we will retain a significant portion of the non-brokered accounts upon maturity.

The following table sets forth the distribution of total deposit accounts, by account type.

	Years Ended December 31,					
	2024			**2023**		
	Average Balance	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**
			(Dollars in thousands)			
Noninterest-bearing demand:						
Retail	$ 130,493	10.61%	—%	$ 143,468	11.06%	—%
Commercial	111,880	9.10	—	129,214	9.95	—
Total noninterest-bearing demand	242,373	19.71	—	272,682	21.01	—
Savings deposits	167,140	13.59	0.18	189,835	14.63	0.18
Money market accounts	309,206	25.15	2.56	281,918	21.73	1.65
Interest-bearing NOW accounts	285,861	23.25	0.79	345,491	26.63	0.70
Certificates of deposit	224,969	18.30	3.49	207,574	16.00	2.48
	$ 1,229,549	100.00%		$ 1,297,500	100.00%	

The following table sets forth certificates of deposit by time remaining until maturity at December 31, 2024:

	Maturity				
	3 Months or Less	**Over 3 to 6 Months**	**Over 6 to 12 Months**	**Over 12 Months**	**Total**
			(In thousands)		
Certificates of deposit less than $250,000	$ 51,656	$ 47,789	$ 55,187	$ 48,464	$ 203,096
Certificates of deposit of $250,000 or more	8,176	7,484	7,632	8,591	31,883
Total certificates of deposit	$ 59,832	$ 55,273	$ 62,819	$ 57,055	$ 234,979

FDIC-insured deposits represented 86% of total deposits at December, 31, 2024 and 2023. At December 31, 2024 and 2023 we had $175.6 million and $180.7 million of uninsured deposits; our only uninsured deposits are those in excess of the FDIC insurance limits of $250,000.

Borrowings Outstanding. In 2021, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and accredited investors pursuant to which the Company sold and issued $20.0 million in aggregate principal amount of its 3.75% Fixed-to-Floating Rate Subordinated Notes due May 15, 2031. In March 2024, we repurchased $1.0 million of the Notes and recorded a $107,000 gain on repurchase.

At December 31, 2024 we had $20.0 million of FHLB advances, compared to $25.0 million at December 31, 2023.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements and the related notes have been prepared in conformity with US GAAP, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation, if any, is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates can have a greater impact on performance than the effects of inflation.

Management of Interest Rate Risk

Qualitative Analysis. A significant form of market risk is interest rate risk. Interest rate risk results from timing differences in the maturity or repricing of our assets, liabilities and off-balance-sheet contracts (*i.e.,* forward loan commitments), the effect of loan prepayments and deposit withdrawals, the difference in the behavior of lending and funding rates arising from the use of different indices and "yield curve risk" arising from changing rate relationships across the spectrum of maturities for constant or variable credit risk investments. In addition to directly affecting net interest income, changes in market interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable-rate loans, the volume of loan prepayments and refinancings, the carrying value of investment securities classified as available-for-sale and the flow and mix of deposits.

The general objective of our interest rate risk management is to determine the appropriate level of risk given our business strategy and then manage that risk in a manner that is consistent with our policy to reduce, to the extent possible, the exposure of our net interest income to changes in market interest rates. Our Asset/Liability Management Committee ("ALCO"), which consists of certain members of senior management, evaluates the interest rate risk inherent in certain assets and liabilities, our operating environment and capital and liquidity requirements, and modifies our lending, investing and deposit gathering strategies accordingly. The Board of Directors then reviews the ALCO's activities and strategies, the effect of those strategies on our net interest margin, and the effect that changes in market interest rates would have on the economic value of our loan and securities portfolios as well as the intrinsic value of our deposits and borrowings, and reports to the full Board of Directors.

We actively evaluate interest rate risk in connection with our lending, investing and deposit activities. In an effort to better manage interest rate risk, we have deemphasized the origination of residential mortgage loans, and have increased our emphasis on the origination of nonresidential real estate loans, multi-family residential real estate loans, and commercial loans and commercial leases. In addition, depending on market interest rates and our capital and liquidity position, we generally sell all or a portion of our longer-term, fixed-rate residential loans, and usually on a servicing-retained basis. Further, we primarily invest in shorter-duration securities, which generally have lower yields compared to longer-term investments. Shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term loans and securities, as well as loans with variable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. Finally, we have classified all of our investment portfolio as available-for sale so as to provide flexibility in liquidity management.

We utilize a combination of analyses to monitor the Bank's exposure to changes in interest rates. The economic value of equity analysis is a model that estimates the change in net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance-sheet contracts. In calculating changes in NPV, we assume estimated loan prepayment rates, reinvestment rates and deposit decay rates that seem most likely based on historical experience during prior interest rate changes. As of December 31, 2024, the Company was in compliance with the policy guidelines.

Our net interest income analysis utilizes the data derived from the dynamic GAP analysis, described below, and applies several additional elements, including actual interest rate indices and margins, contractual limitations such as interest rate floors and caps and the U.S. Treasury yield curve as of the balance sheet date. In addition, we apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred instantaneously. Net interest income analysis also adjusts the dynamic GAP repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts.

Our dynamic GAP analysis determines the relative balance between the repricing of assets and liabilities over multiple periods of time (ranging from overnight to five years). Dynamic GAP analysis includes expected cash flows from loans and mortgage-backed securities, applying prepayment rates based on the differential between the current interest rate and the market interest rate for each loan and security type. This analysis identifies mismatches in the timing of asset and liability repricing but does not necessarily provide an accurate indicator of interest rate risk because it omits the factors incorporated into the net interest income analysis.

Quantitative Analysis. The following table sets forth, as of December 31, 2024, the estimated changes in the Bank's NPV and net interest income that would result from the designated instantaneous parallel shift in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in Interest Rates (basis points)	Estimated Decrease in NPV		Increase (Decrease) in Estimated Net Interest Income	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
+400	$ (30,058)	(13.62)%	$ 3,775	7.60%
+300	(13,659)	(6.19)	3,015	6.07
+200	(4,934)	(2.24)	2,124	4.27
+100	(497)	(0.23)	1,099	2.21
-100	(7,239)	(3.28)	(2,082)	(4.19)
-200	(14,737)	(6.68)	(3,097)	(6.23)
-300	(25,722)	(11.66)	(5,265)	(10.59)
-400	(23,709)	(10.74)	(7,601)	(15.29)

The table set forth above indicates that at December 31, 2024, in the event of an immediate 200 basis point decrease in interest rates, the Bank would be expected to experience a 6.68% decrease in NPV and a $3.1 million decrease in net interest income. In the event of an immediate 200 basis point increase in interest rates, the Bank would be expected to experience a 2.24% decrease in NPV and a $2.1 million increase in net interest income. This data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on NPV and net interest income, if any.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income requires that we make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV and net interest income table presented above assumes that the composition of our interest-rate-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors. The table also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Because of the shortcomings mentioned above, management considers many additional factors such as projected changes in loan and deposit balances and various projected forward interest rate scenarios when evaluating strategies for managing interest rate risk. Accordingly, although the NPV and net interest income table provides an indication of our sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity Management

Liquidity Management – Bank. The overall objective of our liquidity management is to ensure the availability of sufficient cash funds to meet all financial commitments and to take advantage of investment opportunities. Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments or may become unduly reliant on alternative funding sources. We establish liquidity risk guidelines that we review with the ALCO of our Board of Directors and monitor through our ALCO Management Committee. The objective of liquidity management is to ensure we have the ability to fund balance sheet growth and meet deposit and debt obligations in a timely and cost-effective manner. Management monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. We maintain strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, to properly manage capital markets' funding sources, and to address unexpected liquidity requirements. As of December 31, 2024, the Company was in compliance with the policy guidelines.

Our primary sources of funds are deposits, principal and interest payments on loans and securities, and, to a lesser extent, wholesale borrowings, the proceeds from maturing securities and short-term investments, and the proceeds from the sales of loans and securities. In general, the scheduled amortizations of loans, leases and securities, as well as proceeds from borrowings, are predictable sources of funds. Other funding sources, however, such as deposit inflows, mortgage prepayments and mortgage loan sales are greatly influenced by market interest rates, economic conditions and competition. We anticipate that we will have sufficient funds available to meet current loan commitments and lines of credit and maturing certificates of deposit that are not renewed or extended. We generally remain fully invested and utilize FHLB advances as an additional source of funds. We had $20.0 million and $25.0 million of FHLB advances outstanding at December 31, 2024 and 2023, respectively.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows in our Consolidated Financial Statements. Our primary investing activities are the origination for investment of multi-family residential real estate loans, nonresidential real estate loans, commercial loans and leases and the purchase of investment securities and mortgage-backed securities. During the years ended December 31, 2024 and 2023, our loans and leases originated for investment (including draws on lines of credit) totaled $671.2 million and $760.4 million, respectively. Purchases of securities totaled $525.9 million and $18.2 million for the years ended December 31, 2024 and 2023, respectively. These activities were funded primarily by principal repayments on loans and securities.

During the years ended December 31, 2024 and 2023, principal repayments on loans (including repayments on lines of credit) totaled $830.5 million and $930.0 million, respectively. During the years ended December 31, 2024 and 2023, principal repayments and proceeds from sales of securities totaled $642,000 and $43.4 million, respectively. During the years ended December 31, 2024 and 2023, proceeds from maturities of securities totaled $327.2 million and $30.0 million, respectively. There were no sales of loans during the year ended December 31, 2024.

Loan origination commitments totaled $2.1 million at December 31, 2024, and consisted of $1.4 million of fixed-rate loans and $718,000 of adjustable-rate loans. Unused lines of credit and standby letters of credit granted to customers totaled $129.7 million and $3.1 million, respectively, at December 31, 2024. At December 31, 2024, there were no commitments to sell mortgages.

Deposit flows are generally affected by the level of market interest rates, the interest rates and other terms and conditions on deposit products offered by our banking competitors, and other factors, including government fiscal stimulus payments to households and businesses. We had net deposit decreases of $44.1 million and $113.3 million for the year ended December 31, 2024 and 2023, respectively. Certificates of deposit that are scheduled to mature in one year or less at December 31, 2024 totaled $177.9 million.

We anticipate that we will have sufficient funds available to meet current loan commitments and lines of credit and maturing certificates of deposit that are not renewed or extended. We maintain minimum primary and secondary liquidity policies and may utilize additional sources of funds through FHLB advances, of which $20.0 million were outstanding at December 31, 2024. At December 31, 2024, we had the ability to borrow an additional $336.0 million under our credit facilities with the FHLB. We also have the ability to pledge U.S. Treasury Bills and Notes and U.S. government-sponsored agencies of $348.9 million for FHLB advances. Finally, at December 31, 2024, we had a line of credit available with the FRB. At December 31, 2024, there was no outstanding balance on this credit line.

Liquidity Management - Company. The liquidity needs of the Company on an unconsolidated basis consist primarily of operating expenses, dividends to stockholders and stock repurchases. The primary sources of liquidity for the Company currently are $13.6 million of cash and cash equivalents and any cash dividends it may receive from the Bank. In 2020, the Company established a $5.0 million unsecured line of credit with a correspondent bank. Interest is payable at a rate of Prime Rate as published in the Wall Street Journal minus 0.50%, with a minimum rate of 2.40%. The line of credit has been extended since its original maturity date and the current maturity date is March 28, 2025. The line of credit had no outstanding balance at December 31, 2024. The Company issued $20.0 million of subordinated notes in April of 2021. In March 2024, we repurchased $1.0 million of the Notes and recorded a $107,000 gain on repurchase.

During 2024, we paid $156,000 to repurchase shares of our common stock and paid $5.0 million in cash dividends to stockholders, using dividends received from the Bank.

As of December 31, 2024, we were not aware of any known trends, events or uncertainties that had, or were reasonably likely to have, a material adverse impact on our liquidity. As of December 31, 2024, we had no other material commitments for capital expenditures.

Capital Management

Capital Management - Bank. The overall objectives of our capital management are to ensure the availability of sufficient capital to support loan, deposit and other asset and liability growth opportunities and to maintain capital to absorb unforeseen losses or write-downs that are inherent in the business risks associated with the banking industry. We seek to balance the need for higher capital levels to address such unforeseen risks and the goal to achieve an adequate return on the capital invested by our stockholders.

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. The capital adequacy guidelines and prompt corrective action regulations, involve the quantitative measurement of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. The failure to meet minimum capital requirements can result in regulatory actions. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

The federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the Community Bank Leverage Ratio at not less than 8% and not more than 10%, and have currently set the ratio at 9%. A financial institution can elect to be subject to this definition, and opt-out of this new definition, at any time. As a qualifying community bank, we elected to be subject to this definition in 2020. As of December 31, 2024, the Bank's Community Bank Leverage Ratio was 11.23%.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Company and the Bank have each adopted Regulatory Capital Policies that target a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5% at the Bank. The minimum capital ratios set forth in the Regulatory Capital Policies will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Policies, the Bank will not pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the targeted minimum capital levels or the capital levels required for capital adequacy plus the capital conservation buffer ("CCB"). The minimum CCB is 2.5%. As of December 31, 2024 the Bank was well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's prompt corrective action capitalization category.

Capital Management - Company. Total stockholders' equity was $156.4 million at December 31, 2024, compared to $155.4 million at December 31, 2023. The increase in total stockholders' equity was primarily due to net income of $4.1 million for the year ended December 31, 2024 and a $2.1 million increase, net of tax, of accumulated other comprehensive loss on our securities portfolio, partially offset by our repurchase of 15,203 shares of our common stock during the year ended December 31, 2024 at a total cost of $156,000, and our declaration and payment of cash dividends totaling $5.0 million during the same period.

Cash Dividends. Our Board of Directors declared four quarterly cash dividends totaling $5.0 million during 2024, consisting of a cash dividend of $0.10 per share for each quarter of 2024.

Stock Repurchase Program. As of December 31, 2024, the Company had repurchased 8,085,578 shares of its common stock out of the 8,267,771 shares of common stock authorized under the current share repurchase authorization, as amended and extended from time to time. Pursuant to the current share repurchase authorization, there were 182,193 shares of common stock authorized for repurchase as of December 31, 2024.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policies upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, are as follows:

Allowance for Credit Losses. The allowance for credit losses represents management's estimate of expected credit losses over the life of a financial asset carried at amortized cost. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the fair value of the underlying collateral and amount and timing of expected future cash flows on individually assessed financial assets, estimated credit losses on pools of loans with similar risk characteristics, and consideration of reasonable and supportable forecasts of macroeconomic conditions, all of which are susceptible to significant change. The Company also maintains an allowance for lending-related commitments, specifically unfunded loan commitments, which relates to certain amounts the Company is committed to lend (not unconditionally cancelable) but for which funds have not yet been disbursed.

Loans deemed uncollectible are charged against and reduce the allowance. A provision for credit losses is charged to current expense and acts to replenish the ACL in order to maintain the allowance at a level that management deems adequate. Determining the allowance involves significant judgments and assumptions by management. Because of the nature of the judgments and assumptions made by management, actual results may differ from these judgments and assumptions.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For information regarding market risk see Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Management of Interest Rate Risk."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of BankFinancial Corporation is responsible for establishing and maintaining effective internal control over financial reporting.

Management evaluates the effectiveness of internal control over financial reporting and tests for reliability of recorded financial information through a program of ongoing internal audits. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the Company's internal control over financial reporting as of December 31, 2024, as required by Section 404 of the Sarbanes-Oxley Act of 2002, based on the criteria for effective internal control over financial reporting described in the "2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission." Based on this assessment, management concludes that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

/s/ F. Morgan Gasior	/s/ Paul A. Cloutier
F. Morgan Gasior	Paul A. Cloutier
Chairman of the Board, Chief Executive Officer and President	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors BankFinancial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of BankFinancial Corporation and Subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses—Loans

As described in Notes 1 and 4 to the consolidated financial statements, the allowance for credit losses is established through a provision for credit losses and represents an amount which, in management's judgment, will be adequate to absorb losses in the loan portfolio based on historical experience, current conditions and reasonable and supportable forecasts. The loan portfolio is segmented into pools of loans that share similar characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the allowance for credit losses is constructed for each segment. Additionally, a specific loss reserve is established for individually evaluated loans which do not share similar risk characteristics with the pooled loan segments. The Company's allowance for credit losses balance was $7.6 million at December 31, 2024, which consisted of an allowance for credit losses for pooled loans ($7.6 million) and a specific loss reserve for individually evaluated loans ($0). Management estimates the allowance for credit losses for pooled loans utilizing a discounted cash flow (DCF) method. The DCF method estimates a probability of default with a loss given default applied to future cash flows that are adjusted to present value. The Company uses historical credit loss history that is then adjusted by reasonable and supportable forecasts that incorporate peer data and third-party economic forecasts on a quantitative and qualitative basis. Reasonable and supportable forecasts consider the macroeconomic factors that are most relevant to evaluating and predicting expected credit losses. Qualitative factors that are likely to cause estimated credit losses to differ from historical loss experience, include but are not limited to: changes in lending policies, national and local economic conditions, nature and volume of loan portfolio, experience of lending management, volume and severity of past due loans, quality of the organization's loan review system, value of underlying collateral, concentrations in credit, and other external factors. The development of probability of default, loss given default, reasonable and supportable forecasts, and qualitative adjustments are inherently subjective as they require estimates that are susceptible to significant revision as more information becomes available.

We identified specific elements of the determination of the allowance for credit losses for pooled loans as a critical audit matter as auditing the underlying development of probability of default, loss given default, reasonable and supportable forecasts, and qualitative factor adjustments required significant auditor judgment, as amounts determined by management rely on analysis that are inherently subjective as they require estimates that are susceptible to significant revision as more information becomes available.

Our audit procedures related to the determination of the allowance for credit losses for pooled loans, specifically the development of probability of default, loss given default, reasonable and supportable forecasts, and qualitative factor adjustments, included the following, among others:

- We obtained an understanding of the relevant controls related to management's development, review and approval of the probability of default, loss given default, reasonable and supportable forecasts and qualitative factor adjustments and tested such controls for design effectiveness.
- We tested the completeness and accuracy of data used by management in determining the probability of default, loss given default, reasonable and supportable forecasts and qualitative factor adjustments by agreeing this data to internal and external source information, as applicable.
- We tested and evaluated the reasonableness, relevancy and consistency of the data inputs used by management as of basis for the probability of default, loss given default, adjustments for qualitative factors and reasonable and supportable forecasts utilized by management by comparing them to internal and external source information including data related to prior, current and forecasted periods.
- We evaluated the magnitude and directional consistency of the qualitative factor adjustments included in the allowance for credit losses - loans and evaluated whether conclusions were consistent with internal data and external independently sourced information.

/s/ RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
March 24, 2025

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except share and per share data)

	December 31,	
	2024	**2023**
Assets		
Cash and due from other financial institutions	$ 20,647	$ 19,781
Interest-bearing deposits in other financial institutions	64,182	158,703
Cash and cash equivalents	84,829	178,484
Interest-bearing time deposits in other financial institutions	34,156	29,513
Securities, at fair value	360,530	153,203
Loans receivable, net of allowance for credit losses: December 31, 2024, $7,571 and December 31, 2023, $8,345	887,586	1,050,761
Foreclosed assets, net	1,391	2,777
Stock in Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB"), at cost	7,490	7,490
Premises held-for-sale	—	523
Premises and equipment, net	22,889	22,950
Accrued interest receivable	6,401	7,542
Bank-owned life insurance	18,301	18,469
Deferred taxes	3,761	4,512
Other assets	7,480	11,160
Total assets	$ 1,434,814	$ 1,487,384
Liabilities		
Deposits		
Noninterest-bearing	$ 238,826	$ 260,851
Interest-bearing	978,715	1,000,772
Total deposits	1,217,541	1,261,623
Borrowings	20,000	25,000
Subordinated notes, net of unamortized issuance costs	18,736	19,678
Advance payments by borrowers for taxes and insurance	9,051	9,003
Accrued interest payable and other liabilities	13,109	16,697
Total liabilities	1,278,437	1,332,001
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, $0.01 par value, 25,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 12,460,678 shares issued at December 31, 2024 and 12,475,881 shares issued at December 31, 2023	125	125
Additional paid-in capital	83,301	83,457
Retained earnings	73,513	74,426
Accumulated other comprehensive loss	(562)	(2,625)
Total stockholders' equity	156,377	155,383
Total liabilities and stockholders' equity	$ 1,434,814	$ 1,487,384

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	For the years ended December 31,	
	2024	2023
Interest and dividend income		
Loans, including fees	$ 50,757	$ 56,699
Securities:		
Taxable	193	195
Tax exempt	9,101	3,276
Other	8,522	5,985
Total interest income	68,573	66,155
Interest expense		
Deposits	18,343	12,552
Borrowings and Subordinated notes	1,789	1,774
Total interest expense	20,132	14,326
Net interest income	48,441	51,829
Provision for credit losses - loans	5,081	395
Recovery of credit losses - unfunded commitments	(56)	(82)
Provision for credit losses	5,025	313
Net interest income after provision for credit losses	43,416	51,516
Noninterest income		
Deposit service charges and fees	3,433	3,318
Loan servicing fees	582	532
Trust and insurance commissions and annuities income	1,558	1,280
Losses on sales of securities	—	(454)
(Loss) gain on sale of premises and equipment	(124)	9
Valuation adjustment on bank premises held-for-sale	—	(602)
Loss on bank-owned life insurance	(168)	(346)
Gain on repurchase of Subordinated notes	107	—
Other	401	680
Total noninterest income	5,789	4,417
Noninterest expense		
Compensation and benefits	23,146	22,232
Office occupancy and equipment	7,323	8,052
Advertising and public relations	496	762
Information technology	3,956	3,732
Professional fees	1,545	1,330
Supplies, telephone, and postage	1,132	1,254
FDIC insurance premiums	620	865
Other	5,966	4,954
Total noninterest expense	44,184	43,181
Income before income taxes	5,021	12,752
Income tax expense	948	3,359
Net income	$ 4,073	$ 9,393
Basic and diluted earnings per common share	$ 0.33	$ 0.74
Basic and diluted weighted average common shares outstanding	12,462,512	12,622,882

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the years ended December 31,	
	2024	2023
Net income	$ 4,073	$ 9,393
Unrealized holding gain on securities arising during the period	2,787	4,260
Tax effect	(724)	(1,108)
Unrealized holding gain on securities, net of tax	2,063	3,152
Reclassification adjustment for loss included in net income	—	454
Tax effect, included in income tax expense	—	(119)
Reclassification adjustment for loss included in net income, net of tax	—	335
Other comprehensive gain, net of tax	2,063	3,487
Comprehensive income	$ 6,136	$ 12,880

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except shares and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2022............................	$ 127	$ 85,848	$ 71,808	$ (6,112)	$ 151,671
Cumulative effect of change in accounting principle...	—	—	(1,719)	—	(1,719)
Net income	—	—	9,393	—	9,393
Other comprehensive income, net of tax effect....	—	—	—	3,487	3,487
Repurchase and retirement of common stock (266,716 shares)...	(2)	(2,391)	—	—	(2,393)
Cash dividends declared on common stock ($0.40 per share)	—	—	(5,056)	—	(5,056)
Balance at December 31, 2023............................	$ 125	$ 83,457	$ 74,426	$ (2,625)	$ 155,383
Net income	—	—	4,073	—	4,073
Other comprehensive income, net of tax effect....	—	—	—	2,063	2,063
Repurchase and retirement of common stock (15,203 shares)...	—	(156)	—	—	(156)
Cash dividends declared on common stock ($0.40 per share)	—	—	(4,986)	—	(4,986)
Balance at December 31, 2024............................	$ 125	$ 83,301	$ 73,513	$ (562)	$ 156,377

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended December 31,	
	2024	2023
Cash flows from operating activities		
Net income	$ 4,073	$ 9,393
Adjustments to reconcile net income to net cash from operating activities		
Provision for credit losses - loans	5,081	395
Recovery of credit losses - unfunded commitments	(56)	(82)
Depreciation and amortization	163	1,541
Net change in net deferred loan origination costs	467	(86)
Losses on sales of securities	—	454
Valuation adjustment on bank premises held-for-sale	—	602
Loss (gain) on disposal of premises and equipment	124	(9)
Loss on sale of foreclosed assets	266	15
Foreclosed assets write-down	516	70
Foreclosed assets valuation adjustments	—	111
Loss on bank-owned life insurance	168	346
Gain on redemption of Subordinated notes	(107)	—
Net change in:		
Deferred income tax	26	347
Accrued interest receivable	1,141	(204)
Other assets	(187)	1,849
Accrued interest payable and other liabilities	(4,111)	(5,521)
Net cash from operating activities	7,564	9,221
Cash flows (used in) from investing activities		
Proceeds from maturities of interest-bearing time deposits in other financial institutions	40,423	2,480
Purchases of interest-bearing time deposits in other financial institutions	(45,066)	(29,760)
Securities:		
Proceeds from maturities	327,180	30,015
Proceeds from principal repayments	642	765
Proceeds from sale of securities	—	42,631
Purchases of securities	(525,928)	(18,150)
Net change in loans receivable	157,410	170,764
Proceeds from sale of foreclosed assets	760	362
Proceeds from sale of premises and equipment	537	690
Purchase of premises and equipment, net	(2,095)	(1,874)
Net cash (used in) from investing activities	(46,137)	197,923
Cash flows used in financing activities		
Net change in:		
Deposits	(44,082)	(113,311)
Advance payments by borrowers for taxes and insurance	48	329
Proceeds from Federal Home Loan Bank advances	—	35,000
Repayments of Federal Home Loan Bank advances	(5,000)	(10,000)
Proceeds from repurchase of Subordinated notes	(906)	—
Repurchase and retirement of common stock	(156)	(2,393)
Cash dividends paid on common stock	(4,986)	(5,056)
Net cash used in financing activities	(55,082)	(95,431)
Net change in cash and cash equivalents	(93,655)	111,713
Beginning cash and cash equivalents	178,484	66,771
Ending cash and cash equivalents	$ 84,829	$ 178,484
Supplemental disclosures of cash flow information:		
Interest paid	$ 20,130	$ 14,077
Income taxes paid	1,973	3,290
Income taxes refunded	4	22
Supplemental disclosures of noncash investing and financing activities:		
Assets transferred to premises held-for-sale	—	1,799
Loans transferred to foreclosed assets	156	2,859
Due from broker	—	4,500
Recording of right of use asset in exchange for lease obligations in other assets and other liabilities	592	1,354

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table amounts in thousands, except share and per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: BankFinancial Corporation, a Maryland corporation headquartered in Burr Ridge, Illinois, is the owner of all of the issued and outstanding capital stock of BankFinancial, National Association (the "Bank"). BankFinancial Corporation is a registered Bank Holding Company and its wholly-owned bank subsidiary is operating as BankFinancial, National Association.

Principles of Consolidation: The consolidated financial statements include the accounts of and transactions of BankFinancial Corporation, the Bank, and the Bank's wholly-owned subsidiaries, Financial Assurance Services, Inc. and BFIN Asset Recovery Company, LLC (formerly BF Asset Recovery Corporation) (collectively, "the Company") and have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All significant intercompany accounts and transactions have been eliminated. The Company's revenues, operating income, and assets are primarily from the banking industry. To supplement loan originations, the Company purchases loans. The loan portfolio is concentrated in loans that are primarily secured by real estate.

Use of Estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates and assumptions are based on the best available information, actual information, and actual results could differ from those estimates.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosures through the date the consolidated financial statements included in this Annual Report on Form 10-K were issued.

Interest-bearing Time Deposits in Other Financial Institutions: Interest-bearing time deposits in other financial institutions include investments in certificates of deposit with original maturities greater than 90 days. These certificates of deposit are placed with insured institutions for varying maturities and amounts that are fully insured by the Federal Deposit Insurance Corporation ("FDIC").

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities of less than 90 days, and daily federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing time deposits in other financial institutions, borrowings, and advance payments by borrowers for taxes and insurance.

Securities: Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold. Realized gains and losses from sales are included in other noninterest income. Securities available-for-sale in an unrealized loss position, are evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of provision for credit losses.

Federal Home Loan Bank ("FHLB") Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank ("FRB") Stock: The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans and Loan Income: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of the allowance for credit losses, premiums and discounts on loans purchased, and net deferred fees and loan costs. Interest income on loans is recognized in income over the term of the loan based on the amount of principal outstanding.

Premiums and discounts associated with loans purchased are amortized over the contractual term of the loan using the level–yield method. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income is reported on the interest method. Interest income is generally discontinued at the earlier of when a loan is 90 days past due or when we do not expect to receive full payment of interest or principal. Past due status is based on the contractual terms of the loan.

All interest accrued but not received for loans that have been placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash–basis or cost–recovery method until qualifying for return to accrual status. Once a loan is placed on nonaccrual status, the borrower must generally demonstrate at least six months of payment performance before the loan is eligible to return to accrual status. Generally, the Company utilizes the "90 days delinquent, still accruing" category of loan classification when: (1) the loan is repaid in full shortly after the period end date; (2) the loan is well secured and there are no asserted or pending legal barriers to its collection; or (3) the borrower has remitted all scheduled payments and is otherwise in substantial compliance with the terms of the loan, but the processing of payments actually received or the renewal of a loan has not occurred for administrative reasons.

Factored Receivables: The Company purchases invoices from its factoring customers in schedules or batches. The face value of the invoices purchased or amount advanced is recorded by the Company as factored receivables, and the unadvanced portions of the invoices purchased, less fees, are considered customer reserves. The customer reserves are held to settle any payment disputes or collection shortfalls, may be used to pay customers' obligations to various third parties as directed by the customer, are periodically released to or withdrawn by customers, and are reported as noninterest-bearing deposits in the Consolidated Statements of Financial Condition. The unpaid principal balances of these receivables were $6.7 million and $5.9 million at December 31, 2024 and December 31, 2023, respectively and are included in commercial loans and leases. The customer reserves associated with the factored receivables were $1.5 million and $2.1 million at December 31, 2024 and December 31, 2023, respectively.

Factoring fees are recognized in interest income as incurred by the customer and deducted from the customer's reserve balances. Other factoring-related fees, which include wire transfer fees, broker fees, and other similar fees, are reported by the Company as loan servicing fees in noninterest income.

Allowance for Credit Losses: On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASC 326"). ASC 326 amends guidance on reporting credit losses for financial assets held at amortized cost basis and available-for-sale debt securities. ASC 326 eliminates the probable initial recognition threshold in current US GAAP and instead, requires an entity to reflect its current estimate of all expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASC 326 also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the reserve for credit losses. In addition, entities need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company adopted ASC 326 using the modified retrospective approach. Results for the periods beginning after January 1, 2023 are presented under Accounting Standards Codification 326 while prior period amounts continue to be reported in accordance with previously applicable US GAAP. The Company recorded a net reduction of retained earnings of $1.7 million upon adoption. The transition adjustment includes an increase in credit related reserves of $1.9 million and the recording of an unfunded commitment reserve of $417,000, respectively, net of the corresponding increase in deferred tax assets of $604,000.

	January 1, 2023		
	Post ASC 326 Adoption	**Pre-ASC 326 Adoption**	**Pre-tax impact of ASC 326 Adoption**
Assets:			
Allowance			
One-to-four family residential real estate	$ 380	$ 281	$ 99
Multi-family residential real estate	4,647	4,017	630
Nonresidential real estate	1,300	1,234	66
Commercial loans and leases	3,670	2,548	1,122
Consumer	39	49	(10)
Total allowance for credit losses	$ 10,036	$ 8,129	$ 1,907
Liabilities:			
Unfunded commitment reserve	$ 417	$ —	$ 417

The allowance for credit losses ("ACL") is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This valuation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

a. Portfolio Segmentation ("Pooled Loans")

Portfolio segmentation is defined as the pooling of loans based upon similar risk characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the allowance for credit losses is constructed for each segment. The allowance for credit losses for Pooled Loans estimate is based upon periodic review of the collectability of the loans quantitatively correlating historical loan experience with reasonable and supportable forecasts using forward looking information. Adjustments to the quantitative evaluation may be made for differences in current or expected qualitative risk characteristics such as changes in: underwriting standards, delinquency level, regulatory environment, economic condition, Company management and the status of portfolio administration including the Company's Loan Review function.

b. Individually Evaluated Loans

The Company establishes a specific loss reserve for individually evaluated loans which do not share similar risk characteristics with the loans included in the forecasted allowance for credit losses. These individually evaluated loans are removed from the pooling approach discussed above for the forecasted allowance for credit losses, and include nonaccrual loans and other loans deemed appropriate by management.

Nonaccrual and classified loans are reviewed on a monthly basis to determine if (a) an amount is deemed uncollectible (a charge-off) or (b) it is probable that the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan. In cases in which collectability is not probable, the loan is considered to no longer exhibit shared risk characteristics of a pool and as a result, is individually evaluated for allowance for credit losses measurement purposes. If a loan is individually evaluated, the carrying amount of the loan is compared to the expected payments to be received, discounted at the loan's original rate, or for foreclosure-probable and collateral dependent loans, to the fair value of the collateral less the estimated costs to sell, when appropriate under accounting rules. Any shortfall is recorded as a specific reserve within the allowance for credit losses or a charge-off.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Accrued Interest Receivable

Upon adoption of ASC 326 and its related amendments on January 1, 2023, the Company made the following elections regarding accrued interest receivable:

- Presenting accrued interest receivable balances separately within another line item on the Consolidated Statements of Financial Condition.
- Continuing our policy to fully reserve accrued interest receivable by reversing interest income. For commercial loans, the reserve is established upon becoming 90 days past due. For consumer loans, the charge-off typically occurs upon becoming 120 days past due. Historically, the Company has not experienced uncollectible accrued interest receivable on its investment securities.
- Not measuring an allowance for credit losses for accrued interest receivable due to the Company's policy of fully reserving uncollectible accrued interest receivable balances in a timely manner, as described above.

d. Reserve for Unfunded Commitments

The reserve for unfunded commitments (the "Unfunded Commitment Reserve") represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments that are unconditionally cancellable by the Company. The Unfunded Commitment Reserve is recognized as a liability (other liabilities on the Consolidated Statements of Financial Condition), with adjustments to the unfunded commitment reserve recognized as a provision for credit loss expense in the Consolidated Statements of Income. The Unfunded Commitment Reserve is determined by estimating expected future fundings, under each segment, and applying the expected loss rates. Expected future fundings are based on historical averages of funding rates (i.e., the likelihood of draws taken). To estimate future fundings on unfunded balances, current funding rates are compared to historical funding rates.

Determining the Allowance for Credit Losses

The allowance for credit losses on financial assets held at amortized cost is measured on a collective or pooled basis when similar risk characteristics exist, based upon management's loan portfolio segmentation. The Company utilizes modeling methodologies that estimate lifetime credit loss rates on each pool, including methodologies estimating the probability of default and loss given default on specific segments. Expected credit losses are measured over the contractual term of the financial asset with consideration of expected prepayments. A "life of loan" credit loss shall estimate expected credit losses over the contractual term of the financial asset. This includes not extending the contractual term for expected extensions, renewals, and modifications. Discounted Cash Flow methodologies work properly with an amortizing approach. Loans without maturity dates may not have a true exit or end of life. For consistency in its methodology, management elected to use maturity date assumptions for loans without maturity dates; pool-level assumptions have been assigned by management.

Credit quality indicators, specifically the Company's internal risk rating systems, reflect how the Company monitors credit losses and represent factors used by the Company when measuring the allowance for credit losses. Historical credit loss history is adjusted for reasonable and supportable forecasts that incorporates peer institution data and third party economic forecasts on a quantitative or qualitative basis. Reasonable and supportable forecasts consider the macroeconomic factors that are most relevant to evaluating and predicting expected credit losses in the Company's financial assets.

Qualitative factors assessed by management include the following:

- Changes in lending policies and procedures, including changes in underwriting standards and collections, charge-offs, and recovery practices;
- Changes in national, regional, and local conditions;
- Changes in the nature and volume of the portfolio and terms of loans (inherent risk);
- Changes in the experience, depth, and ability of lending management;
- Changes in the volume and severity of past due loans and other similar conditions;
- Changes in the quality of the organization's loan review system;
- Changes in the value of underlying collateral for collateral dependent loans;
- The existence and effect of any concentrations of credit and changes in the levels of such concentrations; and
- The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets that do not share similar risk characteristics with any pool are assessed for the allowance for credit losses on an individual basis. These typically include assets experiencing financial difficulties, including substandard nonaccrual assets and assets currently classified. Classified loans are reviewed on a quarterly basis to determine if (a) an amount is deemed uncollectible (a charge-off) or (b) it is probable that the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan. In cases in which collectability is not probable, the loan is considered to no longer exhibit shared risk characteristics of a pool and as a result, is individually evaluated for allowance for credit losses measurement purposes. If a loan is individually evaluated, the carrying amount of the loan is compared to the expected payments to be received, discounted at the loan's original rate, or for foreclosure-probable and collateral dependent loans, to the fair value of the collateral less the estimated cost to sell, when appropriate under accounting rules. Any shortfall is recorded as a specific reserve within the allowance for credit losses.

Foreclosed Assets: Foreclosed assets are initially recorded at fair value less cost to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when the legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at a lower of cost or fair value less estimated cost to sell. Assets are classified as foreclosed when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place. Other foreclosed assets received in satisfaction of borrowers' debt are initially recorded at fair value of the asset less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating expenses, gains and losses on disposition, and changes in the valuation allowance are reported in noninterest expense as operations of foreclosed assets.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is included in noninterest expense and is computed on the straight-line method over the estimated useful lives of the assets. Useful lives are estimated to be 25 to 40 years for buildings and improvements that extend the life of the original building, ten to 20 years for routine building improvements, five to 15 years for furniture and equipment, two to five years for computer hardware and software and no greater than four years on automobiles. The cost of maintenance and repairs is charged to expense as incurred and significant repairs are capitalized.

Lease Accounting: The Company adopted FASB ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), including the adoption of the practical expedients, effective January 1, 2019. Leases (Topic 842) establishes a right of use model that requires a lessee to record a right of use ("ROU") asset and a lease liability for all leases with terms longer than 12 months. The Company enters into operating leases in the normal course of business primarily for several of its branch and corporate locations.

Currently the Company is obligated under four non-cancellable operating lease agreements for branch properties, commercial credit origination and customer service offices and its corporate office. The leases have varying terms, the longest of which will end in 2032. The Company's lease agreements include options to renew at the Company's discretion. The extensions are not reasonably certain to be exercised; therefore, they were not considered in the calculation of the ROU asset and lease liability. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) in the Company's Consolidated Statement of Financial Condition. The ROU assets are included in other assets and the lease obligations are included in other liabilities in the accompanying Consolidated Statements of Financial Condition.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. The Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Term Assets: Premises and equipment, right of use assets, and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Under US GAAP, a deferred tax asset valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future taxable income, applicable tax planning strategies, and assessments of current and future economic and business conditions. The Company considers both positive and negative evidence regarding the ultimate realizability of our deferred tax assets. Examples of positive evidence may include the existence, if any, of taxes paid in available carry-back years and the likelihood that taxable income will be generated in future periods. Examples of negative evidence may include a cumulative loss in the current year and prior two years and negative general business and economic trends. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

This analysis is updated quarterly and adjusted as necessary. At December 31, 2024 and 2023, the Company had a net deferred tax asset of $3.8 million and $4.5 million, respectively.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, presuming that a tax examination will occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions and any annual discretionary contribution made at the discretion of the Company's Board of Directors.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is net income divided by the weighted average number of common shares outstanding during the period plus the dilutive effect of potential common shares.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are such matters that will have a material effect on the financial statements as of December 31, 2024.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market value information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities, net of tax, which is also recognized as separate components of stockholders' equity.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating Segments: Operating segments are components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in assessing performance and in deciding how to allocate resources. The Chief Executive Officer is the CODM for BankFinancial Corporation and its principal subsidiary, BankFinancial NA.

The Company is a financial holding company with banking offices located primarily in the Chicago area. Through its banking subsidiary, the Bank, the Company offers a broad range of financial services primarily to small and middle market businesses and individuals in the markets it serves. The primary lines of business include commercial banking, retail banking, and wealth management. The Company is a public registrant who reports consolidated financial statements with the SEC.

The Bank has two special purpose subsidiaries set up for legal reasons. There are no significant sources of income or expense from the subsidiaries. These subsidiaries are not reported separately to the Company's Board of Directors.

The accounting policies for the services discussed here are the same as those described in Note 1 Basis of Presentation and Significant Accounting Policies. We earn interest income on loans as well as fee income from the origination of loans and from fees charged on deposit accounts. The Company originates multi-family residential real estate, nonresidential real estate, commercial loans, commercial leases and equipment finance transactions.

The CODM uses consolidated net income to monitor results, evaluate budget-to-actual variances, perform competitive analyses that benchmark the Company to competitors, and determine whether to reinvest earnings in the Company or to deploy capital in other ways to maximize shareholder value. The CODM is regularly provided with the consolidated income and expenses, as well as assets, as presented on the Consolidated Statements of Income and Consolidated Balance Sheets, respectively, to assess performance and decide how to allocate resources on a Company-wide basis. The CODM also uses such information to monitor the level of expenses incurred associated with the various aspects of the Company's business that support our clients, generate revenues, and are associated with the overall administration of the Company's operations. In addition, certain internal financial information is also used by the CODM to monitor credit quality and credit loss expense. As a result, the Company has determined that it has only one reportable segment.

Reclassifications: Certain reclassifications have been made in the prior year's financial statements to conform to the current year's presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires more detailed disclosures of income taxes paid net of refunds received, income from continuing operations before income tax expense or benefit, and income tax expense from continuing operations. This standard is to be applied on a prospective basis, with retrospective application permitted, and will be effective for the Company for annual periods beginning on January 1, 2025. We do not expect adoption of this standard to have a material impact on the Company's financial position or results of operations.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". This ASU requires public companies to disclose specified information about certain costs and expenses in the notes to financial statements at each interim and annual reporting period. Specifically, public companies will be required to disclose the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. Within the same tabular disclosure, an entity must disclose certain expense, gain, or loss amounts that are already required under current U.S. generally accepted accounting principles ("GAAP"). Further, an entity must disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. In addition, an entity must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in this ASU are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We do not expect adoption of this standard to have a material impact on the Company's financial position or results of operations.

(Table amounts in thousands, except share and per share data)

NOTE 2 – EARNINGS PER SHARE

Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period.

	For the years ended December 31, 2024	For the years ended December 31, 2023
Net income available to common stockholders	$ 4,073	$ 9,393
Basic and diluted weighted average common shares outstanding	12,462,512	12,622,882
Basic and diluted earnings per common share	$ 0.33	$ 0.74

NOTE 3 – SECURITIES

The fair value of securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income is as follows:

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
Municipal securities	$ 703	$ 3	$ —	$ 706
U.S. Treasury Bills and Notes	246,876	103	(689)	246,290
U.S. government-sponsored agencies	109,900	1	(128)	109,773
Mortgage-backed securities - residential	2,949	31	(69)	2,911
Collateralized mortgage obligations - residential	862	—	(12)	850
	$ 361,290	$ 138	$ (898)	$ 360,530
December 31, 2023				
Municipal securities	$ 930	$ 12	$ (8)	$ 934
U.S. Treasury Bills and Notes	115,920	—	(3,412)	112,508
U.S. government-sponsored agencies	35,446	7	(62)	35,391
Mortgage-backed securities - residential	3,431	27	(91)	3,367
Collateralized mortgage obligations - residential	1,023	—	(20)	1,003
	$ 156,750	$ 46	$ (3,593)	$ 153,203

Mortgage-backed securities and collateralized mortgage obligations reflected in the preceding table were issued by U.S. government-sponsored entities and agencies, Freddie Mac, Fannie Mae and Ginnie Mae, and are obligations which the government has affirmed its commitment to support.

The amortized cost and fair values of securities available-for-sale by contractual maturity are shown below. Securities not due at a single maturity date are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024 Amortized Cost	December 31, 2024 Fair Value
Due in one year or less	$ 292,504	$ 292,073
Due after one year through five years	64,975	64,696
	357,479	356,769
Mortgage-backed securities - residential	2,949	2,911
Collateralized mortgage obligations - residential	862	850
	$ 361,290	$ 360,530

(Table amounts in thousands, except share and per share data)

NOTE 3 – SECURITIES (continued)

Securities available-for-sale with unrealized losses not recognized in income are as follows:

	Less than 12 Months			12 Months or More			Total		
	Count	Fair Value	Unrealized Loss	Count	Fair Value	Unrealized Loss	Count	Fair Value	Unrealized Loss
December 31, 2024									
U.S. Treasury Bills and Notes	—	$ —	$ —	73	$ 48,609	$ (689)	73	$ 48,609	$ (689)
U.S. government-sponsored agencies	10	79,872	(128)	—	—	—	10	79,872	(128)
Mortgage-backed securities - residential	—	—	—	7	1,364	(69)	7	1,364	(69)
Collateralized mortgage obligations - residential	—	—	—	5	850	(12)	5	850	(12)
	10	$79,872	$ (128)	85	$ 50,823	$ (770)	95	$130,695	$ (898)
December 31, 2023									
Municipal securities	—	$ —	$ —	1	$ 217	$ (8)	1	$ 217	$ (8)
U.S. Treasury Bills and Notes	—	—	—	170	112,508	(3,412)	170	112,508	(3,412)
U.S. government-sponsored agencies	2	8,987	(13)	4	17,951	(49)	6	26,938	(62)
Mortgage-backed securities - residential	—	—	—	17	2,627	(91)	17	2,627	(91)
Collateralized mortgage obligations - residential	—	—	—	6	1,003	(20)	6	1,003	(20)
	2	$ 8,987	$ (13)	198	$134,306	$ (3,580)	200	$143,293	$ (3,593)

U.S. Treasury Bills and Notes, U.S. government-sponsored agencies and certain other available-for-sale securities reflected in the above table that the Company holds in its investment portfolio were in an unrealized loss position at December 31, 2024, but the unrealized loss was not recognized into income because the U.S. Treasury Bills and Notes are backed by the full faith and credit of the United States and the other issuers were high credit quality, it is not likely that the Company will be required to sell these securities before their anticipated recovery occurs and the decline in fair value was due to changes in interest rates and other market conditions. The fair values are expected to recover as maturity dates of these securities approach.

We reviewed the available-for-sale securities in an unrealized loss position within the guidelines of ASC 326 and determined that no credit loss is required to be recognized.

The proceeds from sales of securities and the associated losses were as follows:

	For the years ended December 31,	
	2024	2023
Proceeds	$ —	$ 42,631
Gross gains	—	—
Gross losses	—	(454)

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE

The summary of loans receivable by class of loans is as follows:

	December 31,	
	2024	2023
One-to-four family residential real estate	$ 14,829	$ 18,945
Multi-family residential real estate	521,957	527,460
Nonresidential real estate	108,153	118,016
Commercial loans and leases	248,595	393,321
Consumer	1,623	1,364
	895,157	1,059,106
Allowance for credit losses	(7,571)	(8,345)
Loans, net	$ 887,586	$ 1,050,761

Net deferred loan origination costs included in the table above were \$1.2 million and \$1.7 million as of December 31, 2024 and 2023, respectively.

Loan Origination/Risk Management. The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Company reviews and approves these policies and procedures on a periodic basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans via trend and risk rating migration.

The Company originates multi-family residential real estate, nonresidential real estate, commercial loans, commercial leases and equipment finance transactions, and a limited quantity of construction and land loans. We originated one-to-four family residential real estate loans until December 31, 2017. We also occasionally purchase and sell loan participations. The following briefly describes our principal loan products.

Multi-family Residential Real Estate

Multi-family residential real estate loans generally are secured by multi-family rental properties such as apartment buildings or mixed-use properties, including subsidized apartment units. In general, loan amounts range between \$250,000 and \$8.5 million at December 31, 2024. Approximately 40% of the collateral is located outside of our primary market area; however, we do not have a concentration in any single market in excess of 25% of our loan portfolio outside of our primary market area. In underwriting multi-family residential real estate loans, the Company considers a number of factors, which include the projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 120%), the age and condition of the collateral, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar properties and, proximity to diverse employment opportunities. Multi-family residential loans are generally originated in amounts up to 80% of the appraised value of the property securing the loan; however, the first lien is typically limited to 65% loan-to-value ("LTV") or lower, with a second-lien loan permitted up to 75% LTV. Personal guarantees are usually obtained on multi-family residential real estate loans. The Company requires title insurance insuring the priority of our lien on real estate collateral, fire and extended coverage casualty insurance, and, if appropriate, flood insurance.

Loans secured by multi-family residential real estate generally involve a greater degree of credit risk as a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family residential real estate typically depends upon the successful operation of the related real estate property. If the cash flow from the project is reduced below acceptable thresholds, the borrower's ability to repay the loan may be impaired.

NOTE 4 – LOANS RECEIVABLE (continued)

Nonresidential Real Estate

The Company originates nonresidential real estate loans principally secured by first liens on non-owner occupied or owner-occupied commercial real estate including light industrial/flex buildings, shopping centers, community office buildings and mixed-use developments and, to a much lesser extent, more specialized properties such as nursing homes and other healthcare facilities. Substantially all of our nonresidential real estate loans are secured by properties located in our primary market area.

The Company emphasizes nonresidential real estate loans with initial principal balances between $250,000 and $7.5 million. The Company's nonresidential real estate loans are generally written as balloon mortgages with maturities of three, five, seven, ten and 15 years. Amortization on these loans is typically based on 25 year schedules. The Company also originates some 15-year fixed-rate, fully amortizing loans.

In the underwriting of nonresidential real estate loans, the Company generally lends up to 75% of the property's appraised value, however, the first lien is typically limited to 65% LTV or lower, with a second-lien loan permitted up to 75% LTV. Decisions to lend are based on the economic viability of the property as the primary source of repayment and the creditworthiness of the borrower. In evaluating a proposed nonresidential real estate loan, we emphasize the ratio of the property's projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 120%), computed after deduction for a vacancy factor and property expenses we deem appropriate. Personal guarantees are usually pursued and obtained from nonresidential real estate borrowers. The Company requires title insurance insuring the priority of our lien on real estate collateral and fire and extended coverage casualty insurance.

Nonresidential real estate loans generally carry higher interest rates and have shorter terms and typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

Construction and Land Loans

Although the Company does not actively originate construction and land loans presently, construction and land loans generally consist of land acquisition loans to help finance the purchase of land intended for further development, including single-family homes, multi-family housing and commercial income property, development loans to builders in our market area to finance improvements to real estate, consisting mostly of single-family subdivisions, typically to finance the cost of utilities, roads, sewers and other development costs.

Commercial Loans and Leases

The commercial loan and lease category includes all commercial credit facilities extended for the purpose of financing working capital or operating assets, including Equipment Finance, Commercial Finance and Community Finance exposures. In general, commercial credit decisions are based upon our assessment of the borrower's cash flow, proposed collateral, business and credit history and any additional positive or negative credit risk factors, such as personal or corporate guarantors. In addition to evaluating the borrower's financial condition, we consider the adequacy of the primary and secondary sources of repayment for the loan. Independent reports of the borrower's credit history supplement our analysis of the borrower's creditworthiness and at times may be supplemented with trade credit reports or verifications of credit or assets. We review proposed collateral for a secured transaction to determine its use in business operations, and its potential value as a secondary source of repayment. Where applicable, we evaluate personal or corporate guarantors' financial capacity and credit history as a tertiary source of repayment. Commercial business loans generally have higher interest rates because they have a higher risk of default since their repayment generally depends on the successful operation of the borrower's business and the sufficiency of any collateral. Pricing of commercial loans is based primarily on the overall credit risk of the credit exposure, with due consideration given to borrowers with appropriate deposit relationships.

Included in commercial loans and leases are equipment finance, commercial finance and community finance segments. See below for further explanation.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Equipment Finance

The Company lends money for equipment and software finance transactions (collectively, "equipment finance transactions") on a national basis. The Company originates equipment finance transactions through equipment leasing companies, banks, vendors and other market sources. Generally, equipment finance transactions are secured by an assignment of the payments due under the obligation and by a security interest in the assets financed. In most cases, the obligor acknowledges our security interest in the assets financed and agrees to send all payments directly to us or to a third-party paying agency. Consequently, the Company underwrites equipment finance transactions by examining the creditworthiness of the obligor and any surety, and the purpose, use and value of the assets financed for collateral purposes. Equipment finance transactions are generally non-recourse to the originating company.

The Company conducts equipment finance transactions for state and local governments, publicly-traded companies with and without public debt ratings, privately-held companies, and small businesses. In general, the Company conducts software finance transactions only for investment-grade State government or investment-grade corporate obligors. The Company discontinued equipment finance and software finance transactions with the U.S. Government in the first quarter of 2023 due to the government's failure to timely remit scheduled payments on two transactions in 2023, for which the Company is now pursuing remedies under the Contract Disputes Act of 1978. In early 2025, we reached a final resolution of the most significant U.S. Government claim. Generally, the Company's equipment finance transactions are secured primarily by technology equipment, medical equipment, material handling equipment and other capital equipment; however, licenses for software essential for the operation of financed equipment, or to the operations of the obligor, are also eligible for financing. Generally, equipment finance transactions have a maximum maturity of five years, repaid on a fully-amortizing basis. Our total equipment finance portfolio as of December 31, 2024 was $182.1 million. We have $43.8 million in total equipment or software finance credit exposure to 17 departments or agencies of the U.S. Government, with a portfolio average credit exposure amount of $2.3 million at December 31, 2024. We have $26.1 million in total equipment or software finance credit exposure to 49 state or local governments, with a portfolio average amount of $246,000 at December 31, 2024. We have $89.2 million in total commercial equipment finance transactions to 121 corporate and middle-market obligors, with a portfolio average amount of $292,000 at December 31, 2024. We have $23.0 million in total small business equipment finance credit exposure to 585 obligors, with a portfolio average amount of $35,000 at December 31, 2024.

Commercial Finance

The Company lends money to finance small- and medium-size businesses for working capital purposes on a national basis. The Company offers traditional commercial lines of credit, asset-based lines of credit and accounts receivable factoring to companies in manufacturing, distribution/logistics, health care and professional services sectors, including contractors of the U.S. Government; however, not all types of commercial finance credit facilities are presently available to all business sectors. Commercial finance borrowers are typically subject to more stringent liquidity and collateral underwriting, and ongoing credit monitoring practices, than traditional commercial bank credit borrowers. Generally, commercial finance transactions have a maximum maturity of two years. The maximum outstanding credit commitment to any commercial finance borrower is $20 million, however, the average commercial finance credit commitment was $791,000 at December 31, 2024.

Community Finance

The Company makes various types of secured and unsecured commercial loans to for-profit, not-for-profit and local government borrowers in our primary market area for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans generally range from less than one year to five years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to (i) a lending rate that is determined internally, or (ii) a short-term market rate index.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Allowance for Credit Losses - Loans

The following table represents the activity in the ACL by segment of loans:

	Beginning balance	Provision for (recovery of) credit losses	Loans charged off	Recoveries	Ending balance
December 31, 2024					
One-to-four family residential real estate:					
Home equity and junior liens	$ 75	$ (21)	$ —	$ —	$ 54
One-to-four family first liens	220	(31)	—	28	217
Multi-family residential real estate:					
Senior notes	4,178	129	(5)	18	4,320
Junior notes	371	73	—	—	444
Nonresidential real estate:					
Owner occupied	144	36	—	—	180
Non-owner occupied	1,022	140	—	—	1,162
Commercial loans and leases:					
Commercial	1,964	(405)	(629)	14	944
Equipment finance - Government	148	5,150	(5,238)	—	60
Equipment finance - Corporate Investment-grade	191	(49)	—	—	142
Consumer	32	59	(44)	1	48
	$ 8,345	$ 5,081	$ (5,916)	$ 61	$ 7,571

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

	Beginning balance, prior to adoption of ASC 326	Impact of adopting ASC 326	Beginning balance, after adoption of ASC 326	Provision for (recovery of) credit losses	Loans charged off	Recoveries	Ending balance
December 31, 2023							
One-to-four family residential real estate:							
Home equity and junior liens	$ 84	$ 17	$ 101	$ (26)	$ —	$ —	$ 75
One-to-four family first liens	197	82	279	(103)	(1)	45	220
Multi-family residential real estate:							
Senior notes	3,519	734	4,253	(95)	—	20	4,178
Junior notes	498	(104)	394	(23)	—	—	371
Nonresidential real estate:							
Owner occupied	252	(77)	175	(31)	—	—	144
Non-owner occupied	982	143	1,125	(103)	—	—	1,022
Commercial loans and leases:							
Commercial	2,324	843	3,167	896	(2,176)	77	1,964
Equipment finance - Government	157	126	283	(135)	—	—	148
Equipment finance - Corporate Investment-grade	67	153	220	(29)	—	—	191
Consumer	49	(10)	39	44	(52)	1	32
	$ 8,129	$ 1,907	$ 10,036	$ 395	$ (2,229)	$ 143	$ 8,345

As of December 31, 2024 and 2023 we had $279,000 and $335,000, respectively, recorded as an unfunded commitment reserve, included in other liabilities on the Consolidated Statements of Financial Condition.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

The following tables present the balance in the ACL and loans receivable by class of loans based on evaluation method. Allocation of a portion of the ACL to one category does not preclude its availability to absorb losses in other categories:

	One-to-four family residential real estate	Multi-family residential real estate	Nonresidential real estate	Commercial loans and leases	Consumer	Total
December 31, 2024						
Loans:						
Loans individually evaluated	$ 148	$ 1,453	$ 393	$ 15,018	$ —	$ 17,012
Loans collectively evaluated	14,681	520,504	107,760	233,577	1,623	878,145
	$ 14,829	$ 521,957	$ 108,153	$ 248,595	$ 1,623	$ 895,157
ACL:						
Loans individually evaluated	$ —	$ —	$ —	$ —	$ —	$ —
Loans collectively evaluated	271	4,764	1,342	1,146	48	7,571
	$ 271	$ 4,764	$ 1,342	$ 1,146	$ 48	$ 7,571

	One-to-four family residential real estate	Multi-family residential real estate	Nonresidential real estate	Commercial loans and leases	Consumer	Total
December 31, 2023						
Loans:						
Loans individually evaluated	$ 67	$ —	$ —	$ 21,982	$ —	$ 22,049
Loans collectively evaluated	18,878	527,460	118,016	371,339	1,364	1,037,057
	$ 18,945	$ 527,460	$ 118,016	$ 393,321	$ 1,364	$ 1,059,106
ACL:						
Loans individually evaluated	$ —	$ —	$ —	$ —	$ —	$ —
Loans collectively evaluated	295	4,549	1,166	2,303	32	8,345
	$ 295	$ 4,549	$ 1,166	$ 2,303	$ 32	$ 8,345

Collateral Dependent Loans

Management's evaluation as to the ultimate collectability of loans includes estimates regarding future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers. Collateral dependent loans are loans in which repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. Loans are written down to the lower of cost or fair value of the underlying collateral, less estimated costs to sell. The Company had $3.0 million and $3.2 million of collateral dependent loans secured by real estate or business assets as of December 31, 2024 and 2023, respectively.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Individually Evaluated Loans

The following tables present loans individually evaluated by class of loans:

	Loan Balance	Recorded Investment	Partial Charge-off	Allowance for Credit Losses Allocated	Average Investment	Interest Income Recognized
December 31, 2024						
With no related allowance recorded						
One-to-four family residential real estate	$ 138	$ 148	$ —	$ —	$ 66	$ 7
Multi-family residential real estate	1,416	1,453	—	—	607	28
Nonresidential real estate	366	393	—	—	228	3
Commercial loans and leases	20,210	15,018	5,192	—	20,225	9
	$ 22,130	$ 17,012	$ 5,192	$ —	$ 21,126	$ 47
December 31, 2023						
With no related allowance recorded						
One-to-four family residential real estate	$ 66	$ 67	$ —	$ —	$ 76	$ 4
Commercial loans and leases	23,954	21,982	450	—	16,542	35
	$ 24,020	$ 22,049	$ 450	$ —	$ 16,618	$ 39

Nonaccrual loans

The following tables present the recorded investment in nonaccrual loans and loans 90 days or more past due still on accrual by class of loans:

	Nonaccrual Loans	Loans Past Due Over 90 Days, still accruing
December 31, 2024		
One-to-four family residential real estate	$ 126	$ —
Multi-family residential real estate	1,453	—
Nonresidential real estate	393	—
Commercial loans and leases	14,960	—
Consumer	2	—
	$ 16,934	$ —
December 31, 2023		
One-to-four family residential real estate	$ 37	$ —
Commercial loans and leases	21,294	1,007
	$ 21,331	$ 1,007

Nonaccrual loans and individually evaluated loans are defined differently. Some loans may be included in both categories, and some loans may only be included in one category. Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated and loans individually evaluated.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

The Company's reserve for uncollected loan interest was $2.4 million and $1.4 million at December 31, 2024 and 2023, respectively. When a loan is on nonaccrual status and the ultimate collectability of the total principal of a loan is in doubt, all payments are applied to principal under the cost recovery method. Alternatively, when a loan is on nonaccrual status but there is doubt concerning only the ultimate collectability of interest, contractual interest is credited to interest income only when received, under the cash basis method. In all cases, the average balances are calculated based on the month–end balances of the financing receivables within the period reported.

Past Due Loans

The following tables present the aging of the recorded investment of loans by class of loans are as follows:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Nonaccrual	Current	Total
December 31, 2024							
One-to-four family residential real estate	$ 181	$ —	$ —	$ 181	$ 126	$ 14,522	$ 14,829
Multi-family residential real estate	654	—	—	654	1,453	519,850	521,957
Nonresidential real estate	—	—	—	—	393	107,760	108,153
Commercial loans and leases	2,044	1,929	—	3,973	14,960	229,662	248,595
Consumer	4	5	—	9	2	1,612	1,623
	$ 2,883	$ 1,934	$ —	$ 4,817	$ 16,934	$ 873,406	$ 895,157

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Nonaccrual	Current	Total
December 31, 2023							
One-to-four family residential real estate	$ 12	$ 18	$ —	$ 30	$ 37	$ 18,878	$ 18,945
Multi-family residential real estate	—	—	—	—	—	527,460	527,460
Nonresidential real estate	—	—	—	—	—	118,016	118,016
Commercial loans and leases	3,388	5,054	1,007	9,449	21,294	362,578	393,321
Consumer	8	5	—	13	—	1,351	1,364
	$ 3,408	$ 5,077	$ 1,007	$ 9,492	$ 21,331	$1,028,283	$1,059,106

At December 31, 2024 and 2023, the Company had no loan modifications that meet the definition described in ASU 2022-02 "*Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*" for additional reporting.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Risk ratings are updated any time the situation warrants. The Company uses the following definitions for risk ratings:

Pass. This category includes loans that are all considered acceptable credits, ranging from investment or near investment grade, to loans made to borrowers who exhibit credit fundamentals that meet or exceed industry standards.

Special Mention. A "Special Mention" asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans categorized as "Substandard" continue to accrue interest, but exhibit a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt. The loans continue to accrue interest because they are well secured and collection of principal and interest is expected within a reasonable time. The risk rating guidance published by the Office of the Comptroller of the Currency clarifies that a loan with a well-defined weakness does not have to present a probability of default for the loan to be rated Substandard, and that an individual loan's loss potential does not have to be distinct for the loan to be rated Substandard.

Nonaccrual. An asset classified "Nonaccrual" has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Based on the most recent analysis performed, the risk category of loans by class of loans are as follows:

	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total
December 31, 2024					
One-to-four family residential real estate	$ 14,485	$ —	$ 218	$ 126	$ 14,829
Multi-family residential real estate	515,478	3,858	1,168	1,453	521,957
Nonresidential real estate	106,891	428	441	393	108,153
Commercial loans and leases	227,851	3,156	2,628	14,960	248,595
Consumer	1,613	4	4	2	1,623
	$ 866,318	$ 7,446	$ 4,459	$ 16,934	$ 895,157

	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total
December 31, 2023					
One-to-four family residential real estate	$ 18,636	$ —	$ 272	$ 37	$ 18,945
Multi-family residential real estate	526,127	1,333	—	—	527,460
Nonresidential real estate	118,016	—	—	—	118,016
Commercial loans and leases	357,384	10,587	4,056	21,294	393,321
Consumer	1,356	5	3	—	1,364
	$ 1,021,519	$ 11,925	$ 4,331	$ 21,331	$ 1,059,106

BANKFINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

	Term Loans Amortized Cost Basis by Origination Year							
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving loans**	**Total**
December 31, 2024								
One-to-four family residential real estate:								
Risk rating								
Pass	$ —	$ 484	$ —	$ —	$ 34	$ 10,897	$ 3,070	$ 14,485
Substandard	—	—	—	—	—	81	137	218
Nonaccrual	—	—	—	—	—	111	15	126
	$ —	$ 484	$ —	$ —	$ 34	$ 11,089	$ 3,222	$ 14,829
One-to-four family residential real estate:								
Current period recoveries	$ —	$ —	$ —	$ —	$ —	$ 28	$ —	$ 28
Multi-family residential real estate:								
Risk rating								
Pass	$ 33,812	$ 38,228	$199,495	$107,420	$ 55,129	$ 75,772	$ 5,622	$515,478
Special mention	—	—	3,858	—	—	—	—	3,858
Substandard	—	—	—	—	—	1,168	—	1,168
Nonaccrual	—	216	1,237	—	—	—	—	1,453
	$ 33,812	$ 38,444	$204,590	$107,420	$ 55,129	$ 76,940	$ 5,622	$521,957
Multi-family residential real estate:								
Current period gross charge-offs	$ —	$ —	$ (5)	$ —	$ —	$ —	$ —	$ (5)
Current period recoveries	—	—	—	—	—	18	—	18
	$ —	$ —	$ (5)	$ —	$ —	$ 18	$ —	$ 13
Nonresidential real estate:								
Risk rating								
Pass	$ 16,760	$ 14,355	$ 46,759	$ 14,771	$ 7,335	$ 5,998	$ 913	$106,891
Special mention	—	—	428	—	—	—	—	428
Substandard	441	—	—	—	—	—	—	441
Nonaccrual	—	—	393	—	—	—	—	393
	$ 17,201	$ 14,355	$ 47,580	$ 14,771	$ 7,335	$ 5,998	$ 913	$108,153
Commercial loans and leases:								
Risk rating								
Pass	$ 27,360	$ 32,517	$ 72,546	$ 30,764	$ 9,973	$ 723	$ 53,968	$227,851
Special mention	—	—	—	—	—	—	3,156	3,156
Substandard	—	—	103	40	—	—	2,485	2,628
Nonaccrual	—	55	14,747	—	158	—	—	14,960
	$ 27,360	$ 32,572	$ 87,396	$ 30,804	$ 10,131	$ 723	$ 59,609	$248,595
Commercial loans and leases:								
Current period gross charge-offs	$ —	$ (332)	$ (4,998)	$ (44)	$ (493)	$ —	$ —	$ (5,867)
Current period recoveries	—	—	1	5	7	1	—	14
	$ —	$ (332)	$ (4,997)	$ (39)	$ (486)	$ 1	$ —	$ (5,853)
Consumer:								
Risk rating								
Pass	$ 788	$ 169	$ 3	$ 20	$ 49	$ —	$ 584	$ 1,613
Special mention	—	—	—	—	—	—	4	4
Substandard	—	—	—	—	—	—	4	4
Nonaccrual	2	—	—	—	—	—	—	2
	$ 790	$ 169	$ 3	$ 20	$ 49	$ —	$ 592	$ 1,623
Consumer:								
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (44)	$ (44)
Current period recoveries	—	—	—	—	—	—	1	1
	$ —	$ —	$ —	$ —	$ —	$ —	$ (43)	$ (43)

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

	Term Loans Amortized Cost Basis by Origination Year							
	2023	2022	2021	2020	2019	Prior	Revolving loans	Total
December 31, 2023								
One-to-four family residential real estate:								
Risk rating								
Pass	$ 489	$ —	$ —	$ 130	$ —	$ 14,213	$ 3,804	$ 18,636
Substandard	—	—	—	—	—	127	145	272
Nonaccrual	—	—	—	—	—	16	21	37
	$ 489	$ —	$ —	$ 130	$ —	$ 14,356	$ 3,970	$ 18,945
One-to-four family residential real estate:								
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ (1)	$ —	$ (1)
Current period recoveries	—	—	—	—	—	45	—	45
	$ —	$ —	$ —	$ —	$ —	$ 44	$ —	$ 44
Multi-family residential real estate:								
Risk rating								
Pass	$ 43,386	$ 211,525	$ 112,667	$ 57,743	$ 22,064	$ 70,007	$ 8,735	$ 526,127
Special mention	118	1,215	—	—	—	—	—	1,333
	$ 43,504	$ 212,740	$ 112,667	$ 57,743	$ 22,064	$ 70,007	$ 8,735	$ 527,460
Multi-family residential real estate:								
Current period recoveries	$ —	$ —	$ —	$ —	$ —	$ 20	$ —	$ 20
Nonresidential real estate:								
Risk rating								
Pass	$ 17,618	$ 53,256	$ 21,939	$ 7,787	$ 9,024	$ 8,288	$ 104	$ 118,016
Commercial loans and leases:								
Risk rating								
Pass	$ 50,015	$ 137,615	$ 63,028	$ 33,004	$ 3,028	$ 1,379	$ 69,315	$ 357,384
Special mention	—	—	—	—	—	—	10,587	10,587
Substandard	—	666	—	22	—	—	3,368	4,056
Nonaccrual	11	20,204	524	555	—	—	—	21,294
	$ 50,026	$ 158,485	$ 63,552	$ 33,581	$ 3,028	$ 1,379	$ 83,270	$ 393,321
Commercial loans and leases:								
Current period gross charge-offs	$ (20)	$ (1,850)	$ —	$ (306)	$ —	$ —	$ —	$ (2,176)
Current period recoveries	—	—	37	40	—	—	—	77
	$ (20)	$ (1,850)	$ 37	$ (266)	$ —	$ —	$ —	$ (2,099)
Consumer:								
Risk rating								
Pass	$ 336	$ 8	$ 140	$ 80	$ 247	$ —	$ 545	$ 1,356
Special mention	—	—	—	—	—	—	5	5
Substandard	—	—	—	—	—	—	3	3
	$ 336	$ 8	$ 140	$ 80	$ 247	$ —	$ 553	$ 1,364
Consumer:								
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (52)	$ (52)
Current period recoveries	—	—	—	—	—	—	1	1
	$ —	$ —	$ —	$ —	$ —	$ —	$ (51)	$ (51)

(Table amounts in thousands, except share and per share data)

NOTE 5 - FORECLOSED ASSETS

Real estate that is acquired through foreclosure or a deed in lieu of foreclosure is classified as other real estate owned ("OREO") until it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less the estimated costs of disposal. If the fair value of the property is less than the loan balance, the difference is charged against the allowance for credit losses.

Assets are classified as foreclosed when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place. Other foreclosed assets received in satisfaction of borrowers' debt are initially recorded at fair value of the asset less estimated costs to sell.

	December 31, 2024			December 31, 2023		
	Balance	Valuation Allowance	Net Balance	Balance	Valuation Allowance	Net Balance
Other real estate owned	$ —	$ —	$ —	$ 472	$ (67)	$ 405
Other foreclosed assets	1,391	—	1,391	2,416	(44)	2,372
	$ 1,391	$ —	$ 1,391	$ 2,888	$ (111)	$ 2,777

The following represents the roll forward of foreclosed assets:

	At and For the Years Ended December 31,	
	2024	2023
Beginning balance	$ 2,777	$ 476
New foreclosed assets	156	2,859
Valuation adjustments	—	(111)
Valuation reductions from sales	111	—
Direct write-downs	(516)	(70)
Sales	(1,137)	(377)
Ending balance	$ 1,391	$ 2,777

Activity in the valuation allowance is as follows:

	At and For the Years Ended December 31,	
	2024	2023
Beginning balance	$ 111	$ —
Additions charged to expense	—	111
Reductions from sales	(111)	—
Ending balance	$ —	$ 111

At December 31, 2024, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process was $93,000; there were no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process at December 31, 2023. At December 31, 2024, other foreclosed assets consisted of machinery repossessed in connection with equipment finance leases.

(Table amounts in thousands, except share and per share data)

NOTE 6 – PREMISES AND EQUIPMENT

Year-end premises and equipment are as follows:

	December 31, 2024	December 31, 2023
Land and land improvements	$ 12,054	$ 11,730
Buildings and improvements	33,293	32,348
Furniture and equipment	8,636	8,503
Computer equipment	5,241	5,197
	59,224	57,778
Accumulated depreciation	(36,335)	(34,828)
	$ 22,889	$ 22,950

Depreciation of premises and equipment was $2.0 million and $2.1 million for the years ended December 31, 2024 and 2023, respectively.

NOTE 7 - LEASES

The following table represents the classification of the Company's right of use and lease liabilities:

	Statement of Financial Condition Location	December 31, 2024	December 31, 2023
Operating Lease Right of Use Asset:			
Gross carrying amount		$ 9,025	$ 7,671
New lease obligation		592	1,354
Accumulated amortization		(6,103)	(5,082)
Net recorded value	Other assets	$ 3,514	$ 3,943
Operating Lease Liabilities:			
Right of use lease obligations	Other liabilities	$ 3,514	$ 3,943

Lease amortization expense was $1.0 million and $1.1 million for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, the weighted-average remaining lease term for the Company's operating leases was 4.9 years and the weighted-average discount rate used in the measurement of the Company's operating lease liabilities was 3.73%. For each operating lease, the discount rate is the FHLB fixed rate advance rate for the term most closely aligning with the remaining lease term at inception.

	For the years ended December 31, 2024	For the years ended December 31, 2023
Lease cost:		
Operating lease cost	$ 1,021	$ 1,118
Short-term lease cost	164	138
Sublease income	(24)	(25)
Total lease cost	$ 1,161	$ 1,231
Other information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,207	$ 1,304

(Table amounts in thousands, except share and per share data)

NOTE 7 – LEASES (continued)

Future minimum payments under non-cancellable operating leases with terms longer than 12 months, are as follows at December 31, 2024. Future minimum payments on shorter term leases are excluded as the amounts are insignificant.

Twelve months ending December 31,		
2025	$	1,046
2026		1,022
2027		598
2028		544
2029		329
Thereafter		741
Total future minimum operating lease payments		4,280
Amounts representing interest		(766)
Present value of net future minimum operating lease payments	$	3,514

NOTE 8 - DEPOSITS

Composition of deposits is as follows:

	December 31,			
	2024		2023	
Noninterest-bearing demand deposits	$	238,826	$	260,851
Interest-bearing NOW accounts		277,059		306,548
Money market accounts		305,538		297,074
Savings deposits		161,139		174,759
Certificates of deposit		234,979		222,391
	$	1,217,541	$	1,261,623

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 were $31.9 million and $29.4 million at December 31, 2024 and 2023, respectively.

Scheduled maturities of certificates of deposit for the next five years as of December 31, 2024 are as follows:

2025	$	177,924
2026		51,766
2027		3,396
2028		1,110
2029		783
	$	234,979

(Table amounts in thousands, except share and per share data)

NOTE 9 — BORROWINGS AND SUBORDINATED NOTES

Borrowings and subordinated notes were as follows:

	December 31,			
	2024		2023	
	Contractual Rate	Amount	Contractual Rate	Amount
Fixed-rate advance from FHLB, due September 16, 2024	—%	$ —	4.55%	$ 5,000
Fixed-rate advance from FHLB, due March 17, 2025	4.27%	$ 5,000	4.27%	5,000
Fixed-rate advance from FHLB, due September 17, 2025	4.20%	5,000	4.20%	5,000
Fixed-rate advance from FHLB, due March 17, 2026	4.15%	5,000	4.15%	5,000
Fixed-rate advance from FHLB, due September 17, 2026	4.06%	5,000	4.06%	5,000
Subordinated Notes, due May 15, 2031	3.75%	18,736	3.75%	19,678
Line of credit, due March 28, 2025	7.00%	—	8.00%	—

The Company maintains a collateral pledge agreement covering secured advances whereby the Company has agreed to keep on hand, free of all other pledges, liens, and encumbrances, specifically identified whole first mortgages on improved residential property not more than 90 days delinquent to secure advances from the FHLB. All of the Bank's FHLB common stock is pledged as additional collateral for these advances. At December 31, 2024, $9.4 million and $375.9 million of first mortgage and multi-family residential real estate loans, respectively, collateralized potential advances. At December 31, 2024, we had the ability to borrow an additional $336.0 million under our credit facilities with the FHLB. We also have the ability to pledge U.S. Treasury Bills and Notes and U.S. government-sponsored agencies of $348.9 million for FHLB advances. The Company also had available pre-approved overnight federal funds borrowing. At December 31, 2024 and 2023, there was no outstanding balance on these lines.

In 2021, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and accredited investors pursuant to which the Company sold and issued $20.0 million in aggregate principal amount of its 3.75% Fixed-to-Floating Rate Subordinated Notes due May 15, 2031 (the "Notes"). The Company incurred $441,000 of issuance costs associated with the Notes. These issuance costs are being amortized over the 10-year life of the Notes. At December 31, 2024 and 2023 there were $264,000 and $322,000, respectively, in remaining unamortized issuance costs and they are presented in the Company's financial statements as a reduction of the principal amount of the Notes.

The Notes bear interest at a fixed annual rate of 3.75%, from and including the date of issuance to May 14, 2026, payable semi-annually in arrears. From and including May 15, 2026 but excluding the maturity date or early redemption date, as applicable, the interest rate will reset quarterly to an interest rate per annum equal to Three-Month Term SOFR (as defined in the Notes) plus 299 basis points, payable quarterly in arrears. Under the conditions specified in the Notes, the interest rate accruing during the applicable floating rate period may be determined based on a rate other than Three-Month Term SOFR. The Notes have a stated maturity date of May 15, 2031 and are redeemable, in whole or in part, on May 15, 2026, on any interest payment date thereafter, and at any time upon the occurrence of certain events.

Principal and interest payments due on the Notes are subject to acceleration only in limited circumstances in the case of certain bankruptcy and insolvency-related events with respect to the Company. The Notes are unsecured, subordinated obligations of the Company and generally rank junior in right of payment to the Company's current and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory capital purposes.

In March 2024, we repurchased $1.0 million of the Notes and recorded a $107,000 gain on repurchase.

In 2020, the Company established a $5.0 million unsecured line of credit with a correspondent bank. Interest is payable at a rate of Prime Rate as published in the Wall Street Journal minus 0.50%, with a minimum rate of 2.40%. The line of credit has been extended since its original maturity date and the current maturity date is March 28, 2025. The line of credit had no outstanding balance at December 31, 2024 and 2023.

(Table amounts in thousands, except share and per share data)

NOTE 10 – INCOME TAXES

The income tax expense is as follows:

	For the years ended December 31,	
	2024	2023
Current expense	$ 922	$ 3,012
Deferred expense	26	347
Total income tax expense	$ 948	$ 3,359

A reconciliation of the provision for income taxes computed at the statutory federal corporate tax rate of 21% for 2024 and 2023, to the income tax expense in the Consolidated Statements of Operations follows:

	For the years ended December 31,	
	2024	2023
Expense computed at the statutory federal tax rate	$ 1,054	$ 2,678
State and local taxes, net of federal income tax effect	(140)	633
Other, net	34	48
	$ 948	$ 3,359
Effective income tax rate	18.88%	26.34%

Retained earnings at December 31, 2024 and 2023 include $14.9 million for which no deferred federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone.

The net deferred tax asset is as follows:

	December 31,	
	2024	2023
Gross deferred tax assets		
Allowance for credit losses	$ 1,969	$ 2,170
Alternative minimum tax and net operating loss carryforwards	4,006	3,832
Lease liability	914	1,025
Other	1,215	1,349
Unrealized loss on securities	197	922
	8,301	9,298
Gross deferred tax liabilities		
Net deferred loan origination costs	(936)	(1,051)
Purchase accounting adjustments	(1,316)	(1,369)
Right of use asset	(914)	(1,025)
Fixed assets	(1,007)	(1,032)
Other	(367)	(309)
	(4,540)	(4,786)
	$ 3,761	$ 4,512

As of December 31, 2024 and 2023, the Company's net deferred tax asset ("DTA") was $3.8 million and $4.5 million, respectively.

A DTA valuation allowance is required under ASC 740 when the realization of a DTA is assessed and the assessment indicates that it is "more likely than not" (*i.e.,* more than 50% likely) that all or a portion of the DTA will not be realized. All available evidence, both positive and negative must be considered to determine whether, based on the weight of that evidence, a valuation allowance against the net DTA is required. Objectively verifiable evidence is assigned greater weight than evidence that is not objectively verifiable. The valuation allowance is analyzed quarterly for changes affecting the DTA.

(Table amounts in thousands, except share and per share data)

NOTE 10 – INCOME TAXES (continued)

The Company's ability to realize the DTA is dependent upon the generation of future taxable income during the periods in which the tax attributes underlying the DTA become deductible. The amount of the DTA that will ultimately be realized will be impacted by the Company's future taxable income, any changes to the many variables that could impact future taxable income and the then applicable corporate tax rate. No valuation allowance was required at December 31, 2024 and 2023.

At December 31, 2024, the Company had a federal net operating loss carryforward of $6.6 million relating to its acquisition of Downers Grove National Bank, which is subject to utilization limitations under Section 382 of the Internal Revenue Code, and will begin to expire in 2030, and $225,000 of alternative minimum tax credit carryforward that does not expire and is subject to utilization limitations under Section 382 of the Internal Revenue Code. At December 31, 2024, the Company had a state net operating loss carryforward for the State of Illinois of $47.0 million, which will begin to expire in 2031 and fully expires in 2044.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023
Beginning of year	$ 324	$ 305
Additions based on tax positions related to the current year	24	63
Additions for tax positions of prior years	21	29
Reductions due to the statute of limitations and reductions for tax positions of prior years	(77)	(73)
End of year	$ 292	$ 324

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. At December 31, 2024 and 2023, the Company had immaterial amounts accrued for potential interest and penalties. If recognized, the entire amount of unrecognized tax benefits would affect the effective tax rate.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the various states where the Company does business. The Company is no longer subject to examination by the federal taxing authorities for years before 2021 and the Illinois taxing authorities for years before 2021.

NOTE 11– REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. The capital adequacy guidelines and prompt corrective action regulations, involve the quantitative measurement of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. The failure to meet minimum capital requirements can result in regulatory actions. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

The federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the new Community Bank Leverage Ratio at not less than 8% and not more than 10%. A banking organization that had a leverage ratio of 9% or greater and met certain other criteria could elect to use the Community Bank Leverage Ratio framework. A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. As a qualifying community bank, we elected to be subject to this definition beginning in the second quarter of 2020.

(Table amounts in thousands, except share and per share data)

NOTE 11– REGULATORY MATTERS (continued)

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Company and the Bank have each adopted Regulatory Capital Policies that target a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5% at the Bank. The minimum capital ratios set forth in the Regulatory Capital Policies will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Policies, the Bank will not pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the targeted minimum capital levels or the capital levels required for capital adequacy plus the capital conservation buffer (“CCB”). The minimum CCB is 2.5%. As of December 31, 2024, the Bank was well-capitalized, with all capital ratios exceeding the well-capitalized requirement. There are no conditions or events that management believes have changed the Bank’s prompt corrective action capitalization category.

The Bank is subject to regulatory restrictions on the amount of dividends it may declare and pay to the Company without prior regulatory approval, and to regulatory notification requirements for dividends that do not require prior regulatory approval.

Actual and required capital amounts and ratios for the Bank were:

	Actual		Required for Capital Adequacy Purposes	
	Amount	**Ratio**	**Amount**	**Ratio**
December 31, 2024				
Community Bank Leverage Ratio	$ 159,779	11.23%	$ 128,017	9.00%
December 31, 2023				
Community Bank Leverage Ratio	$ 161,037	10.85%	$ 133,577	9.00%

NOTE 12 – EMPLOYEE BENEFIT PLAN

Profit Sharing Plan/401(k) Plan. The Company has a defined contribution plan (“profit sharing plan”) covering all of its eligible employees. Employees are eligible to participate in the profit sharing plan after attainment of age 21 and completion of one year of service. The Company provides a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation. The Company may also contribute an additional amount annually at the discretion of the Board of Directors. Contributions totaling $351,000 and $333,000 were made for the years ended December 31, 2024 and 2023, respectively.

NOTE 13 – LOAN COMMITMENTS AND OTHER OFF-BALANCE-SHEET ACTIVITIES

The Company is party to various financial instruments with off-balance-sheet risk. The Company uses these financial instruments in the normal course of business to meet the financing needs of customers and to effectively manage exposure to interest rate risk. These financial instruments include commitments to extend credit, standby letters of credit, unused lines of credit, and commitments to sell loans. When viewed in terms of the maximum exposure, those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. Credit risk is the possibility that a counterparty to a financial instrument will be unable to perform its contractual obligations. Interest rate risk is the possibility that, due to changes in economic conditions, the Company’s net interest income will be adversely affected.

(Table amounts in thousands, except share and per share data)

NOTE 13 – LOAN COMMITMENTS AND OTHER OFF-BALANCE-SHEET ACTIVITIES (continued)

The following is a summary of the contractual or notional amount of each significant class of off-balance-sheet financial instruments outstanding. The Company's exposure to credit loss in the event of nonperformance by the counterparty for commitments to extend credit, standby letters of credit, and unused lines of credit is represented by the contractual notional amount of these instruments.

	December 31,	
	2024	2023
Financial instruments wherein contractual amounts represent credit risk		
Commitments to extend credit	$ 2,141	$ 1,829
Standby letters of credit	3,075	7,566
Unused lines of credit	129,671	123,452

Commitments to extend credit are generally made for periods of 60 days or less. The fixed-rate loan commitments totaled $1.4 million with interest rates ranging from 6.50% to 6.78% and maturities ranging from 22 months to 5 years.

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customers.

NOTE 14 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities: The fair value for investment securities is determined by quoted market prices, if available (Level 1). The fair values of debt securities are generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

BANKFINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

Loans Evaluated Individually: The Company does not record portfolio loans at fair value on a recurring basis. However, periodically, a loan is evaluated individually and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. If the collateral value is not sufficient, a specific reserve is recorded. Collateral values are estimated using a combination of observable inputs, including recent appraisals, and unobservable inputs based on customized discounting criteria. Due to the significance of unobservable inputs, fair values of individually evaluated collateral dependent loans have been classified as Level 3.

Foreclosed assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Foreclosed assets are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Premises held-for-sale: At the time of transfer to held-for sale, these assets are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. These assets are evaluated on a quarterly basis for additional impairment and adjusted accordingly. During 2023, we recorded a valuation adjustment of $553,000 at the time of transfer of two of our retail branches to premises held-for-sale. We also recorded additional valuation adjustments of $49,000 on our Hazel Crest branch office based on the purchase price reflected in the pending sale agreement for the facility.

The following table sets forth the Company's financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2024				
Securities:				
Municipal securities	$ —	$ 706	$ —	$ 706
U.S. Treasury Bills and Notes	246,290	—	—	246,290
U.S. government-sponsored agencies	—	109,773	—	109,773
Mortgage-backed securities - residential	—	2,911	—	2,911
Collateralized mortgage obligations - residential	—	850	—	850
	$ 246,290	$ 114,240	$ —	$ 360,530
December 31, 2023				
Securities:				
Municipal securities	$ —	$ 934	$ —	$ 934
U.S. Treasury Bills and Notes	112,508	—	—	112,508
U.S. government-sponsored agencies	—	35,391	—	35,391
Mortgage-backed securities - residential	—	3,367	—	3,367
Collateralized mortgage obligations – residential	—	1,003	—	1,003
	$ 112,508	$ 40,695	$ —	$ 153,203

83

(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

The following table sets forth the Company's assets that were measured at fair value on a non-recurring basis:

	Fair Value Measurement Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2023				
Other real estate owned	$ —	$ —	$ 405	$ 405
Other foreclosed assets	—	—	387	387

At December 31, 2024 and December 31, 2023 there were no individually evaluated loans that were measured using the fair value of the collateral for collateral– dependent loans and which had specific valuation allowances.

Foreclosed assets are carried at the lower of cost or fair value less costs to sell. At December 31, 2024, there were no foreclosed assets with valuation allowances. At December 31, 2023 other real estate owned had a carrying value of $472,000 less a valuation allowance of $67,000, or $405,000, and other foreclosed assets had a carrying value of $431,000 less a valuation allowance of $44,000, or $387,000. There were no valuation adjustments of foreclosed assets recorded for the year ended December 31, 2024 compared to $111,000 of valuation adjustments of foreclosed assets recorded for the year ended December 31, 2023.

The following table presents quantitative information, based on certain empirical data with respect to Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis:

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
December 31, 2023				
Other real estate owned	$ 405	Sales comparison	Discount applied to valuation	10.0%
Other foreclosed assets	$ 387	Sales comparison	Discount applied to valuation	6.2%

(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

The carrying amount and estimated fair value of financial instruments are as follows:

	Carrying Amount	Fair Value Measurements at December 31, 2024 Using: Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents and time deposits in other financial institutions	$ 118,985	$ 84,399	$ 34,586	$ —	$ 118,985
Securities	360,530	246,290	114,240	—	360,530
Loans receivable, net of allowance for credit losses	887,586	—	—	845,303	845,303
FHLB and FRB stock	7,490	—	—	—	N/A
Accrued interest receivable	6,401	158	1,452	4,791	6,401
Financial liabilities					
Certificates of deposit	234,979	—	233,639	—	233,639
Borrowings	20,000	—	19,990	—	19,990
Subordinated Notes	18,736	—	17,571	—	17,571

	Carrying Amount	Fair Value Measurements at December 31, 2023 Using: Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents and time deposits in other financial institutions	$ 207,997	$ 177,169	$ 30,828	$ —	$ 207,997
Securities	153,203	112,508	40,695	—	153,203
Loans receivable, net of allowance for credit losses	1,050,761	—	—	997,897	997,897
FHLB and FRB stock	7,490	—	—	—	N/A
Accrued interest receivable	7,542	475	500	6,567	7,542
Financial liabilities					
Certificates of deposit	222,391	—	220,222	—	220,222
Borrowings	20,000	—	24,960	—	24,960
Subordinated Notes	19,678	—	17,698	—	17,698

(Table amounts in thousands, except share and per share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. The following table presents the Company's sources of noninterest income. Items outside of the scope of the ASC 606 are noted as such.

	For the years ended December 31,	
	2024	2023
Deposit service charges and fees	3,433	$ 3,318
Loan servicing fees [1]	582	532
Trust and insurance commissions and annuities income	1,558	1,280
Losses on sales of securities [1]	—	(454)
(Loss) gain on sale of premises and equipment	(124)	9
Valuation adjustment on bank premises held-for-sale [1]	—	(602)
Loss on bank-owned life insurance [1]	(168)	(346)
Gain on repurchase of Subordinated notes [1]	107	—
Other [1]	401	680
Total noninterest income	$ 5,789	$ 4,417

(1) Not within the scope of ASC 606

A description of the Company's revenue streams accounted for under ASC 606 follows:

Deposit service charges and fees: The Company earns fees from its deposit customers based on specific types of transactions, account maintenance and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange income: The Company earns interchange fees from debit cardholder transactions conducted through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Interchange income is included in deposit service charges and fees. Interchange income for the years ended December 31, 2024 and 2023 was $1.2 million and $1.3 million, respectively.

Trust and insurance commissions and annuities income: The Company earns trust, insurance commissions and annuities income from its contracts with trust customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, *i.e.*, the trade date. Other related services provided include fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Gains/losses on sales of foreclosed assets and other assets: The Company records a gain or loss from the sale of foreclosed assets and other assets when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of foreclosed assets to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. Foreclosed assets sales for the years ended December 31, 2024 and 2023 were not financed by the Company.

(Table amounts in thousands, except share and per share data)

NOTE 16 – COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of BankFinancial Corporation as of December 31, 2024 and 2023 and for the two years then ended are as follows:

Condensed Statements of Financial Condition

	December 31, 2024	December 31, 2023
Assets		
Cash in subsidiary	$ 6,551	$ 7,273
Due from other financial institutions	7,000	7,000
Investment in subsidiary	159,810	158,748
Deferred tax asset	736	624
Other assets	1,614	1,542
	$ 175,711	$ 175,187
Liabilities and Stockholders' Equity		
Subordinated notes, net of unamortized issuance costs	$ 18,736	$ 19,678
Accrued expenses and other liabilities	598	126
Total stockholders' equity	156,377	155,383
	$ 175,711	$ 175,187

Condensed Statements of Operations

	For the years ended December 31, 2024	For the years ended December 31, 2023
Dividends from subsidiary	$ 7,000	$ 14,700
Interest expense	778	794
Other income	107	—
Other expense	1,946	1,689
Income before income tax and undistributed subsidiary excess distributions	4,383	12,217
Income tax benefit	(691)	(642)
Income before equity in undistributed subsidiary excess distributions	5,074	12,859
Equity in undistributed subsidiary (excess distributions)	(1,001)	(3,466)
Net income	$ 4,073	$ 9,393

(Table amounts in thousands, except share and per share data)

NOTE 16 – COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows

	For the years ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net income	$ 4,073	$ 9,393
Adjustments:		
Amortization	58	44
Equity in undistributed subsidiary excess distributions	1,001	3,466
Gain on redemption of Subordinated notes	(107)	—
Change in other assets	(184)	297
Change in accrued expenses and other liabilities	485	10
Net cash from operating activities	5,326	13,210
Cash flows used in financing activities		
Repurchase and retirement of common stock	(156)	(2,393)
Proceeds from repurchase of Subordinated notes	(906)	—
Cash dividends paid on common stock	(4,986)	(5,056)
Net cash used in financing activities	(6,048)	(7,449)
Net change in cash in subsidiary	(722)	5,761
Beginning cash in subsidiary	14,273	8,512
Ending cash in subsidiary	$ 13,551	$ 14,273

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report ("Evaluation Date"). Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting.

The annual report of management on the effectiveness of our internal control over financial reporting is set forth under "Report of Management on Internal Control Over Financial Reporting" under Item 8 "Financial Statements and Supplementary Data." This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. As the Company is a non-accelerated filer, management's report is not subject to attestation by the Company's registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permit the Company to provide only the management's report in this annual report.

(c) Changes in internal controls.

There were no changes made in our internal controls over financial reporting during the fourth quarter of 2024 or, to our knowledge, in other factors that have materially affected, or are reasonably likely to materially affect, these controls.

See the Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 included as Exhibits 31.1 and 31.2 to this Annual Report.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2024, no directors or executive officers of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or any Rule 10b5-1 trading arrangement.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Information concerning directors and executive officers of the Company is incorporated herein by reference from our definitive Proxy Statement related to our 2024 Annual Meeting of Stockholders (the "Proxy Statement"), specifically the sections captioned "Election of Directors; Information with Respect to Directors and Executive Officers."

Section 16(a) Beneficial Ownership Reporting Compliance

Information concerning Section 16(a) compliance is incorporated herein by reference from our Proxy Statement, specifically the sections captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management - Delinquent Section 16(a) Reports."

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of our Code of Ethics was attached as Exhibit 14 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2006. We have also adopted a Code of Business Conduct, pursuant to NASDAQ requirements, that applies generally to our directors, officers, and employees.

ITEM 11.   EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Executive Compensation."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning securities ownership of certain owners and management is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning relationships and transactions is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Transactions with Certain Related Persons."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Ratification of the Appointment of the Independent Registered Public Accounting Firm."

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statement of the registrant and its subsidiaries are filed as part of this document under Item 8 - "Financial Statements and Supplementary Data."

(A)   Report of Independent Registered Accounting Firm (PCAOB ID: 49)

(B)   Consolidated Statements of Financial Condition at December 31, 2024 and 2023

(C)   Consolidated Statements of Operations for the years ended December 31, 2024 and 2023

(D)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023

(E)   Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024 and 2023

(F)   Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023

(G)   Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

None.

(a)(3) <u>Exhibits</u>

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

	Exhibit	**Location**
3.1	Articles of Incorporation of BankFinancial Corporation	Exhibit 3.1 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.2	Bylaws of BankFinancial Corporation	Exhibit 3.2 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.3	Articles of Amendment to Charter of BankFinancial Corporation	Exhibit 3.3 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.4	Restated Bylaws of BankFinancial Corporation	Exhibit 3.1 to the Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on November 4, 2014
4.1	Form of Common Stock Certificate of BankFinancial Corporation	Exhibit 4 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
4.2	Description of Registrant's Securities	Exhibit 4.2 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 5, 2020
10.1	Amended and Restated Employment Agreement by and among BankFinancial Corporation and F. Morgan Gasior	Exhibit 10.1 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.2	Amended and Restated Employment Agreement by and among BankFinancial, NA and F. Morgan Gasior	Exhibit 10.2 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.3	Amended and Restated Employment Agreement by and among BankFinancial Corporation and Paul A. Cloutier	Exhibit 10.3 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.4	Amended and Restated Employment Agreement by and among BankFinancial, NA and Paul A. Cloutier	Exhibit 10.4 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.5	Employment Agreement by and among BankFinancial, NA and Marci L. Slagle	Exhibit 10.1 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on February 22, 2023
10.6	Amended and Restated Employment Agreement by and among BankFinancial, NA and John G. Manos	Exhibit 10.6 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 9, 2023
10.7	Amended and Restated Employment Agreement by and among BankFinancial, NA and Gregg T. Adams	Exhibit 10.1 to the Annual Report on Form 10-K/A of the Company, originally filed with the Securities and Exchange Commission on April 16, 2024
14	Code of Ethics for Senior Financial Officers	Exhibit 14 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 27, 2006
19	Insider Trading Policy	Filed herewith
21	Subsidiaries of Registrant	Exhibit 21 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
23.1	Consent of RSM US LLP	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	Furnished herewith
97	Policy related to recovery of erroneously awarded compensation	Exhibit 97 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 1, 2024.
101	The following financial statements from the BankFinancial Corporation Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline Extensive Business Reporting Language (iXBRL): (i) consolidated statements of financial condition, (ii) consolidated statements of operations, (iii) consolidated statements of comprehensive income, (iv)consolidated statements of changes in stockholders' equity, (v)consolidated statements of cash flows and (vi) the notes to consolidated financial statements.	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith

*   A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ITEM 16.   <u>FORM 10-K SUMMARY</u>

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	BANKFINANCIAL CORPORATION
Date: March 24, 2025	By: /s/ F. Morgan Gasior
	F. Morgan Gasior
	Chairman of the Board, Chief Executive Officer and President
	(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ F. Morgan Gasior F. Morgan Gasior	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 24, 2025
/s/ Paul A. Cloutier Paul A. Cloutier	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 24, 2025
/s/ Elizabeth A. Doolan Elizabeth A. Doolan	Senior Vice President and Controller (Principal Accounting Officer)	March 24, 2025
/s/ Cassandra J. Francis Cassandra J. Francis	Director	March 24, 2025
/s/ John M. Hausmann John M. Hausmann	Director	March 24, 2025
/s/ Benjamin Mackovak Benjamin Mackovak	Director	March 24, 2025
/s/ Aaron J. O'Connor Aaron J. O'Connor	Director	March 24, 2025
/s/ Terry R. Wells Terry R. Wells	Director	March 24, 2025
/s/ Glen R. Wherfel Glen R. Wherfel	Director	March 24, 2025
/s/ Debra R. Zukonik Debra R. Zukonik	Director	March 24, 2025